Our securities have not been recommended or approved by the U.S. Securities and Exchange Commission or any state securities commission or regulatory authority, and no such regulatory authority or commission has passed upon the accuracy or adequacy of this Offering Statement and the information presented herein. As such, you must rely on your own examination and analysis of the Offering terms and the disclosure within this Offering Statement regarding our business, financial condition, and results of operations, before deciding to purchase our securities. In doing so, you should assume that the information provided herein is accurate only as of the date of this Offering Statement, regardless of the time of delivery hereof, because our business, financial condition, results of operations, and prospects may have changed since that date. Further, you should note that statements contained herein as to the content of any agreement or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. You should also note that there are risks associated with our business, including the risks resulting from the fact that there is no readily available market for the resale of our shares. See "Risk Factors" beginning on page 4 for more information.

OFFERING STATEMENT

OF

EAGLE ENERGY METALS CORP.



Offering a

Minimum of 32,787 shares of common stock at $0.61 per share ($20,000.07)

and up to a

Maximum of 8,196,721 shares of common stock at $0.61 per share ($4,999,999.81)

Address for Notices and Inquiries:	With a Copy of Notices to:
Mark Mukhija **Principal Executive Officer** **Eagle Energy Metals Corp.** 5470 Kietzke Lane, Suite 300 Reno, NV 89511 778.335.2029 info@eagleenergymetals.com	**Louis A. Bevilacqua, Esq.** **Bevilacqua PLLC** 1050 Connecticut Ave., NW, Suite 500 Washington, DC 20036 202.869.0888 lou@bevilacquapllc.com

This is an offering of common stock by Eagle Energy Metals Corp., a Nevada corporation, which we refer to as we, us, our, and similar terms. Pursuant to this Offering Statement on Form C, which we refer to as the Offering Statement, we are offering a minimum of 32,787 shares of common stock, par value $0.0001 per share, for gross proceeds of $20,000.07 and a maximum of 8,196,721 shares for gross proceeds of $4,999,999.81, which we refer to as the Offering. We are performing the Offering in reliance on Rule 4(a)(6) of the Securities Act of 1933, as amended, or the Securities Act, and Regulation Crowdfunding promulgated thereunder. The minimum investment you may make in this offering is $500.20 for 820 shares of our common stock.

We may close this offering at any time after we sell the minimum offering amount, as long as we do so on or before March 19, 2026, which is our deadline to reach that minimum. We will hold your funds in escrow until we raise the minimum offering amount. If we do not meet that minimum by March 19, 2026, we will return all escrowed funds to you without interest or deduction. After we raise the minimum offering amount and hold an initial closing, we intend to conduct subsequent closings on a rolling basis as we receive investor subscriptions in escrow.

We are conducting this offering through our intermediary's crowdfunding platform available at www.equifund.com, referred to as the Platform, which is registered with the U.S. Securities and Exchange Commission, or SEC, and Financial Industry Regulatory Authority, or FINRA, as a funding portal. See "*Terms of the Offering*" for more information.

The following table and accompanying footnotes summarize the economics of this offering:

	Price	Crowdfunding Platform Commissions [1]	Net Proceeds to the Company [2]
Per Share	$0.61	$0.04	$0.57
Minimum Offering Amount	$20,000.07	$1,400.00	$18,600.07
Maximum Offering Amount	$4,999,999.81	$349,999.99	$4,649,999.82

(1) We will pay our intermediary 7% of the gross proceeds we receive from the sale of our shares in this offering. See "*Terms of the Offering*" for more information.

(2) Does not include (a) other offering costs totaling approximately $140,000, which primarily consists of legal and accounting expenses payable to our attorneys, accountants, and auditors; or (b) the amount of any transaction fees we will pay on behalf of investors in this offering, consisting of 3.8% credit card processing fee and 1.25% ACH payment fee. See "*Use of Proceeds*" for more information.

We will file with the SEC and post on our website, www.eagleenergymetals.com, an annual report on Form C-AR no later than 120 days after the end of each fiscal year covered by the report. You should note that we may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding if we become required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or have filed at least one annual report on Form C-AR while having fewer than 300 holders of record of the shares being offered in this offering, or have filed an annual report on Form C-AR for the three most recently completed years and having assets equal to or less than $10,000,000, or our repurchase of all of the shares sold in this offering, or the sale of all the shares being shares sold in this offering to another party, or our liquidation or dissolution. You should also note that we reserve the right to modify any of the terms of this offering and the shares at any time before this offering closes.

We have not authorized any person to provide you with any information concerning this offering or our business, financial condition, or results of operations, or to make any representation not contained in this Offering Statement. To invest in our shares, you will be required to register for an investor account with the Platform, make representations regarding your investment eligibility and complete a questionnaire to demonstrate your understanding of the risks involved in investing in the shares, and execute the subscription agreement, a form of which is attached to this Offering Statement as an exhibit.

By filing this Offering Statement with the SEC, we are certifying as of the date first listed above, that we are organized under the laws of Nevada; not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended; not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended; not ineligible to rely on Rule 4(a)(6) of the Securities Act, as amended, and Regulation Crowdfunding; or that we have filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement, or for such shorter period that the issuer was required to file such reports; and are not a development stage company that has no specific business plan or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. We also certify that neither we nor any of our predecessors, if any, have failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

This Offering is being conducted through the registered crowdfunding portal operated by our intermediary:



Equifund Crowd Funding Portal, Inc.

The date of this Offering Statement is March 19, 2025

TABLE OF CONTENTS

TABLE OF EXHIBITS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Statement contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. Specifically, all statements other than statements of historical facts are forward-looking statements. These forward-looking statements are contained principally in, but not limited to, the sections titled "*Offering Summary*", "*Risk Factors*," "*Our Financial Condition*" and "*Our Business*", and relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about our goals and strategies, our future business development, financial condition and results of operations, our ability to secure additional funding necessary for the expansion of our business, the growth of and competition trends in our industry, our expectations regarding the popularity, demand for, and market acceptance of, our products and of our services, our ability to maintain strong relationships with our customers, clients and service suppliers, our ability and third parties' abilities to protect intellectual property rights, if any, our expectation regarding the use of proceeds from this offering, fluctuations in general economic and business conditions in the markets in which we operate, and relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as "may", "could", "will", "should", "would", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "project", or "continue" or the negative of these terms or other comparable terminology. You should note that these statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading "*Risk Factors*" and elsewhere in this Offering Statement. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. None of the forward-looking statements contained herein is a guarantee of future performance.

In addition, statements that "we believe" and similar phrases reflect our beliefs and opinions on the relevant subject. Such statements are based upon information available to us as of the date of this Offering Statement, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. You should read this Offering Statement and the documents that we reference herein and have filed as exhibits hereto with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect and have stated in this Offering Statement. As such, we qualify all of our forward-looking statements by these cautionary statements.

The following is a summary of the Offering and certain material terms of the shares and the subscription agreement attached as an exhibit to this Offering Statement. It does not purport to be complete. As such, this summary is qualified in its entirety by reference to the full text of the Offering Statement, our articles of incorporation and bylaws, and the subscription agreement which you are required to sign as a condition of your investment in the shares. You should carefully review each of the aforementioned documents, in addition to our financial statements and any other exhibits listed on the Table of Exhibits to this Offering Statement, in their entirety, before making a decision to purchase our shares in this offering. In the event of any inconsistency between these terms and a provision in the articles of incorporation or bylaws, such documents will govern.

OFFERING SUMMARY

The Company:

Eagle Energy Metals Corp., a corporation formed under the laws of the State of Delaware on December 14, 2023, which converted into a Nevada corporation on the filing of our articles of incorporation and articles of conversion with the Secretary of State of the State of Nevada on October 17, 2024.

Throughout this Offering Statement, we refer to Eagle Energy Metals Corp. as the Company, we, us, our, and similar terms.

Our Business:

We are a uranium mining and energy metals company dedicated to developing the Aurora Uranium Project in southeastern Oregon to support the growing nuclear energy sector. We do not currently own the Aurora Uranium Project. See "*Our Business*" and "*Risk Factors – Risks Related to the Aurora Option Agreement*" for more information.

Minimum and Maximum Offering Amounts:

This is an offering of a minimum of 32,787 shares of common stock, or $20,000.07, and a maximum of 8,196,721 shares, or $4,999,999.81. The minimum investment necessary to participate in this offering is $500.20, which would result in the purchase of 820 shares.

Investment Limitations

The following limitations will apply to your investment in this offering if you are not an accredited investor as that term is defined under Rule 501 of Regulation D, promulgated under the Securities Act:

- If your annual income or net worth, or revenue or net assets for a non-natural person, is less than $124,000, then you can invest up to $2,500, or five percent of your annual net worth or income, whichever is greater; or

- If your annual income or net worth, or revenue or net assets for a non-natural person, is more than $124,000, you can invest up to ten percent of your annual income or net worth up to $124,000.

Notwithstanding the foregoing, the aggregate amount of all shares sold in this offering during the 12-month period preceding the date of any such offer or sale, including the shares being offered hereby, will not exceed $4,999,999.81.

Risk Factors:

You should note that: (i) affiliates of our company, including officers, directors, and existing shareholders, may invest in this offering, (ii) we will accept over subscriptions in a manner determined by our management; (iii) the price you will pay for your shares has been decided arbitrarily by our management and is not based on any valuation from a third-party or investment bank; (iv) investing in our shares involves a high degree of risk, and as an investor in our shares, you should only invest in this offering if you can bear a complete loss of your investment funds. See "*Risk Factors*" for more information about the foregoing risks and other risks that are applicable to our business and this Offering.

Escrow Agent:

Enterprise Bank & Trust Co., which we refer to as the Escrow Agent.

Subscription Process:	The investment funds you advance as part of the subscription process will be held in a non-interest-bearing escrow account with our Escrow Agent until we perform an initial closing of this offering and each closing thereafter.
	Upon receipt of instructions from the Company and the Intermediary, the Offering will close, your investment funds will be accepted, either in whole or part, then the Escrow Agent will disburse your subscription proceeds to our account, net of any Offering fees and expenses. We will issue your shares concurrently or shortly after we close on your investment funds. If the Offering is terminated without a closing, or if we do not accept your investment or otherwise, your escrowed funds will be returned promptly without interest or deduction. After an initial closing is performed, amounts placed into escrow by prospective investors but not closed on will be returned promptly to them without interest. We will bear the costs and expenses associated with the termination of this offering, if any. You should note that all fees paid to the Escrow Agent are categorized as Offering expenses.
Use of Proceeds:	The purpose of the Offering is to raise funds for the development of the Aurora Uranium Project, the satisfaction of our obligations under the Aurora Option Agreement, working capital, and general operating purposes.
Transfer Restrictions:	You may not directly or indirectly sell, assign, transfer, mortgage, pledge, encumber, hypothecate, or otherwise dispose of, whether voluntarily, by operation of law or otherwise all or any of your shares without our prior written consent, which may be given or withheld in our sole and absolute discretion.
Voting Rights:	Holders of our shares are entitled to one vote per share on all matters presented for a vote of the shareholders.
Dividend Rights:	Subject to the provisions of our articles of incorporation and bylaws, our board of directors or a compensation committee thereof may declare dividends at any regular or special meeting, in person or via written consent, to be paid in cash, in property, or in shares.
	You should note, however, that we do not expect to declare any dividends for the foreseeable future and may never declare dividends.
Anti-Dilution Rights:	The shares do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company
Transfer Agent:	We have appointed Endeavor Trust Company, address 777 Hornby St Suite 702, Vancouver, BC V6Z 1S4, Canada, telephone 604.559.8880, as the transfer agent for our shares.

An investment in our shares in this offering, and in Regulation Crowdfunding offerings in general, involves a high degree of risk, and you should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, you must rely on your own examination of our business and the terms of this offering, including the merits and risks involved. The shares we are offering in this offering have not been recommended or approved by any federal or state securities commission or regulatory authority, and none of these authorities have or will pass upon the accuracy or adequacy of this Offering Statement or our Form C. Additionally, we are offering shares under an exemption from registration; however, the SEC has not made an independent determination that the shares are exempt from registration. We have listed below, not necessarily in order of importance or probability of occurrence, what we believe to be the significant risk factors applicable to us. However, the risks below do not constitute all the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some of our statements herein, including statements concerning the following risk factors, constitute forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements" for more information.

RISK FACTORS

Risks Related to the Aurora Option Agreement

You may lose your entire investment in this offering if we cannot close on the Aurora Option Agreement.

Our business strategy, prospects, and future plans are entirely predicated on our ability to fully execute the property option agreement we entered with Aurora Energy Metals, or Aurora, to secure sole ownership of Oregon Energy, LLC, or Oregon Energy, from Aurora, and, by extension, ownership and control of the Aurora Uranium Project. We do not have any other business prospects at this time. To exercise the Aurora Option Agreement, we must:

- Complete a measured and/or indicated SK1300 technical report and mineral resource estimate, referred to as an SK1300 Report, for the project, in accordance with the standards of Subpart 1300 of Regulation S-K of the Securities Act;

- Issue Aurora a number of our shares, referred to as the Payment Shares, with an aggregate value of $16,000,000, on the closing date of (a) an initial public offering of our shares and listing thereof on a national securities exchange, or (b) a different transaction which results in the listing of our shares on a national securities exchange, or (c) the acquisition of substantially all our outstanding equity securities or substantially all our assets by a public company with common equity that is listed on a national securities exchange, in each case prior to May 18, 2025, referred to as the Listing Event;

- Raise a minimum of $6,800,000 in connection with the Listing Event; and

- Obtain all necessary shareholder and regulatory approvals.

Failure to satisfy any of these material conditions would result in the termination of the Aurora Option Agreement and subject to various contingencies that are outside of our control. For example:

- The Aurora Option Agreement requires us to complete a Listing Event by May 18, 2025, including raising at least $6,800,000 in capital and issuing Payment Shares pursuant to the terms of the Agreement. Unfavorable market conditions, limited investor interest, or other factors beyond our control could make it difficult or impossible to carry out a successful Listing Event within the required timeframe. If we are unable to consummate the Listing Event, whether due to regulatory hurdles, lack of market support, or insufficient proceeds, the Aurora Option Agreement may terminate.

- Our ability to convert the existing 2012 JORC Code report on the Aurora Uranium Project into a compliant SK1300 Report is critical to meeting our obligations under the Aurora Option Agreement. This conversion process involves reclassifying and re-verifying mineral resources in accordance with more stringent and detailed SEC standards, which can be time-consuming and technically demanding. Any delays or complications in this process could result in a less favorable measured or indicated mineral resource estimate, reducing the project's overall valuation and affecting the economics of the Aurora Option Agreement. If the resource estimate is lower than anticipated, our ability to attract investors, raise capital, and meet our contractual obligations could be severely compromised.

- The success of the Aurora Option Agreement depends on Aurora obtaining all necessary shareholder and regulatory approvals and satisfying various conditions. If Aurora's shareholders or relevant regulatory bodies fail to grant the approvals required, or if Aurora encounters internal governance or financial issues, the transaction may be delayed or fail to close altogether. Such disruptions or impediments could undermine our ability to finalize the Aurora Option Agreement, leaving us without our principal asset and preventing us from executing our business plan.

Currently, all of our business prospects and future plans involve the Aurora Uranium Project. Consequently, if the Aurora Option Agreement terminates for any reason, whether due to our failure to fulfill technical, financial, or regulatory obligations, inability to secure necessary shareholder and regulatory approvals, or other unforeseen events, then our business prospects would disappear, and our future plans would be impossible to carry out. Such termination would severely compromise our ability to operate and jeopardize all funds invested to date, with no alternative projects or revenue sources to pursue. In the event of termination, the resources already committed under the Agreement could be entirely lost, potentially leading to the loss of an investor's entire investment. Given that our business model and long-term growth prospects are entirely dependent on successfully securing the Aurora Uranium Project, any failure in this regard would materially undermine our operations, competitive position, and the value of our investors' interests. See "*Our Business – The Aurora Uranium Project – The Aurora Option Agreement*" for more information.

Volatility in uranium prices may adversely affect the economic viability of the Aurora Uranium Project and increase investor dilution.

A key component of the Aurora Option Agreement involves issuing a number Payment Shares to Aurora, based, in part, on fluctuations in the spot price of uranium. If the spot price of uranium experiences significant volatility or an extended decline, the total number of Payment Shares we issue could be unfavorable to us and dilutive to our existing shareholders. Furthermore, a prolonged downturn in uranium prices may reduce the project's anticipated profitability and overall attractiveness to potential investors or partners. Such market volatility could therefore undermine our ability to raise capital on favorable terms and meet the financial requirements to exercise the option for the Aurora Uranium Project.

Risks Related to Our Business and Industry

We have limited to no operating history upon which investors can evaluate our future prospects.

We are an early-stage mining and energy metals company formed on December 14, 2023. Therefore, we have a limited operating history upon which an evaluation of our current business plan or performance and prospects can be made. Our business and prospects must be considered in light of the potential problems, delays, uncertainties, and complications encountered in connection with a newly established business. The risks include but are not limited to; that our competitors will perform better than we do in the relevant markets; and that we are not able to upgrade and enhance our business. There are no assurances that the Company can successfully address these challenges. If we are unsuccessful, our business, financial condition, and operating results could be materially and adversely affected.

Given our limited operating history, our management has little basis on which to forecast future success. We are confronted with the need to attract and retain consistent investment sources in order to grow our operations rapidly. If we are not funded properly, it will prevent us from developing the Aurora Uranium Project, expanding our operational capabilities, and capitalizing on opportunities within the growing nuclear energy sector.

To establish a strong market position, we are seeking funding from capital markets which may include debt and equity offerings. Our current and future expense levels are based largely on estimates of planned operations and future revenues rather than experience, and it is difficult to accurately forecast future revenues because our reserves are new, and its market has not been developed. If the forecasts for the Company prove incorrect, the business, operating results, and financial condition of our company will be materially and adversely affected. Moreover, we may be unable to adjust its spending in a timely manner to compensate for any unanticipated reduction in revenue. As a result, any significant reduction in revenues would immediately and adversely affect our business, financial condition, and operating results.

We have not generated profits or revenues, and do not expect to do so in the near term. As a result, our ability to curtail future losses and reach sustained profitability is unproven, and we may never achieve or sustain profitability.

We had minimal cash and cash equivalents as of November 30, 2024, and had a net loss for the period from incorporation to November 30, 2024. As of November 30, 2024, our net cash was $717, and our net loss was $1,020,057. To date, we have devoted most of our financial resources to the acquisition of our interest in the Aurora Uranium Project and payments to our consultants and service providers. Because of the numerous risks and uncertainties associated with our industry, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to maintain profitability. We expect to incur increased expenses as we continue the exploration and development of our assets. If any of the jurisdictions in which we operate pass laws that regulate exploration and development of mining assets, particularly those prospective for uranium and other energy metals, then we will likely see an increase in our expenses due to our attempts to comply with those regulations. We also expect an increase in our expenses associated with creating additional infrastructure (including hiring additional personnel) to explore and develop our assets. As a result, we may incur net losses and negative cash flows for the foreseeable future. These net losses and negative cash flows may have an adverse effect on our shareholders' equity and working capital. We do not expect to generate any revenue or achieve profitability in the near term.

Our financial statements were prepared on a going concern basis.

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As of November 30, 2024, our net cash was $717, and our net loss was $1,020,057. These factors raise significant doubt about our ability to continue as a going concern within one year after the date of the financial statements being issued, which is dependent on our ability to raise additional funds and implement our business plan. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern, and such adjustments could be material. Even with the gross proceeds of $2,814,975 raised through our recent private placements, we will require additional financing beyond the funds raised in this offering to execute on our business plan. There is no assurance that future financing will be available, or that, if available, it will be on terms acceptable to us. Moreover, any additional financing could impose undue restrictions on our operations in the case of debt financing or result in substantial dilution for our shareholders in the case of equity financing.

We will operate in a competitive and rapidly changing industry, which makes it difficult to evaluate our business and prospects.

The mining and energy metals market through which we intend to derive our revenue is a rapidly evolving industry. The growth of this market is subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the industry, many of which are beyond our control, including:

- *Fluctuations in Commodity Prices:* Volatile prices for uranium and other energy metals can significantly impact our revenue, profitability, and ability to fund ongoing and future projects;

- *Regulatory Restrictions:* Regulatory agencies, national and local governments, and municipalities may restrict our ability to operate at the level at which we desire to operate, or at all; and

- *General Economic Conditions:* Broader economic factors, such as recession, inflation, and changes in interest rates, can affect investor confidence, capital availability, and overall demand for our products.

Our ability to plan for development will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of potential customers. In addition, we may be restricted from operating our business due to public health and safety measures implemented in response to future pandemics or unforeseen disasters, including war. Furthermore, from time to time, we may re-evaluate the market in which we operate and the performance of our current business model, and we may in the future discontinue operations in certain markets as a result of such evaluations.

Our business is subject to risks inherent in mineral exploration and development activities

We are subject to the risks normally encountered by companies in the mineral exploration and development industry. These risks include, but are not limited to:

- The discovery of unusual or unexpected geological formations during exploration or drilling programs;

- Accidental fires, floods, earthquakes, or other natural disasters in Malheur County's high desert environment;

- Unplanned power outages, water shortages, or equipment failures affecting field activities;

- Challenges in controlling water inflows or other hazards during exploratory drilling;

- Labor disruptions, disputes, or difficulties securing skilled personnel for specialized uranium exploration;

- Delays in obtaining machinery, equipment, or permits required for continued exploration and development;

- Liability for potential environmental impacts, even during exploration, under Oregon's regulatory framework; and

- Other known and unknown risks inherent in exploring and developing uranium projects, including fluctuations in uranium markets, regulatory changes, and stakeholder opposition.

The exploration and development of mineral properties is affected by many factors, including, but not limited to: the cost of operations; variations in the grade of mineralized material; fluctuations in metal markets; costs of extraction and processing equipment; availability of equipment and labor; labor costs and possible labor strikes; government regulations, including without limitation, regulations relating to taxes, royalties, allowable extraction or production, and importing and exporting of minerals; government actions, including without limitation the establishment or expansion of mineral withdrawals, parks and monuments; land exchanges; foreign exchange; employment; worker safety; transportation; and environmental protection.

Public acceptance of nuclear energy and competition from other energy sources is unknown.

Growth of the uranium and nuclear industry will depend upon continued and increased acceptance of nuclear technology as an economic means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident and fears of nuclear incidents in the event of terrorism, wars, insurrections or natural disasters, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal, hydroelectricity and renewable energy sources. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrations. Increased government regulation and technical requirements may make nuclear energy uneconomic, resulting in lower demand for uranium concentrates. Technical advancements and government subsidies in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Unfavorable media coverage of mining or nuclear energy could negatively affect our business.

In the future, we may be subject to media coverage relating to mining and the production of uranium and other forms of nuclear energy, some of which can be inaccurate, non-objective or politically motivated. As a result, we may frequently need to address or respond to such media coverage, which can be costly and time-consuming. Such inaccurate and non-objective media coverage can also negatively impact public perception of our business activities, the market for our securities (if one develops), government relations, permitting activities and legal challenges. Further, given the controversial nature of the mining and nuclear industries, we may be subject to the risk that suppliers, customers, co-venturers or other business relations may be discouraged from or decline to continue commercial relations with or enter into new commercial relations or arrangements with us due to fear of reprisals from the media, public or special interest groups based on public perceptions of the nature of our business or the nature or location of the Aurora Uranium Project, particularly driven by the ability of the media, public and special interest groups to influence public perceptions through the media, social media and the internet.

Mining operations involve a high degree of risk.

The exploration, construction, development, operation and other activities associated with mineral projects, along with the expansion of existing recovery operations and mining activities and restarting of projects, involve significant risks, including financial, technical and regulatory risks. The development or advancement of the Aurora Uranium Project is contingent upon obtaining satisfactory exploration results, project permitting and licensing and financing. The exploration, construction, development, operation and other activities associated with mineral projects involve significant financial risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a mine or other facility may result in substantial value, few properties that are staked and explored are ultimately developed into producing mines or extraction or recovery facilities. Major expenses may be required to establish mineral resources and mineral reserves by drilling and to finance, permit, license and construct extraction, mining, recovery and processing facilities. It is impossible to ensure that the current or proposed exploration, permitting, construction and development programs on the Aurora Uranium Project will result in profitable commercial extraction, mining or recovery operations.

Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things: the accuracy of estimates; the particular attributes of the deposit, such as its size, geology, grade and accessibility; the ability to economically recover commercial quantities of the minerals; proximity to necessary infrastructure and availability of personnel; financing costs; governmental regulations, including regulations relating to prices, taxes, reclamation bonds and royalties; the potential for litigation; land use; importing and exporting; and environmental and cultural protection, including but not limited to the governmental establishment of mineral withdrawals, parks and monuments and land exchanges. The construction, development, expansion and restarting of projects like the Aurora Uranium Project are also subject to: the successful completion of engineering studies with adequate results to proceed; the issuance of necessary governmental licenses and permits; the availability of adequate financing; engineering and construction timetables and capital costs being correctly estimated for our projects, including restarting projects on standby; and such construction timetables and capital costs not being affected by unforeseen circumstances, including but not limited to delays due to litigation/injunctions. The effect of these factors cannot be accurately predicted, but the combination of these factors, along with others, may result in our not receiving an adequate return on invested capital.

It is possible that actual costs and economic returns of future extraction of uranium at the Aurora Uranium Project may differ materially from our best estimates. It is not unusual in the mining industry for new mining operations and facilities to experience unexpected problems during the start-up phase, to take much longer than originally anticipated to bring them into a recovery or producing phase, to require more capital than anticipated, to operate at a higher cost than expected and/or to have reclamation liabilities that are higher than expected.

Opposition to mining may disrupt our business activities.

In recent years, governmental agencies, non-governmental organizations, individuals, communities and courts have become more vocal and active with respect to their opposition of certain mining and business activities. This opposition may take on forms such as road blockades, vandalism, threats and/or slander, applications for injunctions seeking to cease certain construction, development, extraction, mining and/or milling or recovery activities, refusals to grant access to lands or to sell lands on commercially viable terms, lawsuits for damages or to revoke or modify licenses and permits, issuances of unfavorable laws and regulations, changes in regulatory attitudes and interpretations and other rulings contrary to or otherwise harming our interests. These actions can occur in response to current activities or in respect of mines or facilities that are decades old. In addition, these actions can occur in response to our activities or the activities of other unrelated entities. Opposition to our activities may also result from general opposition to nuclear energy and mining. Opposition to our business activities is beyond our control. Any opposition to our business activities may cause a disruption to our business activities and may result in increased costs and delays, which could have a material adverse effect on our business and financial condition.

Mining, extraction, recovery, processing, construction, development and exploration activities depend, to a substantial degree, on adequate infrastructure.

Reliable roads, bridges, power sources and water supply are important determinants affecting capital and operating costs. We consider the existing infrastructure to be adequate to support our proposed operations and activities. However, unusual or infrequent weather phenomena, including drought, flooding, sabotage, government and/or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and activities, financial condition and results of operations.

Operational challenges due to unexpected repairs and technical issues may adversely affect our financial stability.

Our operations could face significant setbacks due to unforeseen technical and mechanical issues, necessitating costly repairs and maintenance. While we strive to optimize operations for efficiency and cost-effectiveness, such disruptions could negatively impact our bottom line and operational forecasts.

We are subject to technical innovation and obsolescence.

Requirements for our products and services may be affected by technological changes in nuclear reactors, and enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for our products and services and/or increase the supply of competitive products and services. The cost competitiveness of our operations may be impacted through the development and commercialization of other mining, processing and other technologies. As a result, our competitors may adopt technological advancements that give them an advantage over us or that reduce the demand for our products make them obsolete.

We may expand our business in the future and enter into new lines of business or geographic markets, which may result in additional risks, uncertainties and costs in our business.

We may grow our business by offering additional services, by entering into new lines of business and by entering into, or expanding our presence in, new geographic markets. Introducing new services could increase our operational costs and the complexities involved in managing such services, including with respect to ensuring compliance with applicable regulatory requirements. To the extent we enter into new lines of business, we will face numerous risks and uncertainties, including risks associated with the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of investors due to the perception that we are no longer focusing on our core business. In addition, we may, from time to time, explore opportunities to grow our business via acquisitions, partnerships, investments, or other strategic transactions. There can be no assurance that we will identify, negotiate, or complete such transactions, that any completed transactions will produce favorable financial results, or that we will be able to successfully integrate an acquired business with ours.

Entry into certain lines of business or geographic markets or introduction of new types of services may subject us to new laws and regulations with which we are not familiar or from which we are currently exempt and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, communication and information technology services, and depreciation and amortization, will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to growing our business or entering into new lines of business. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our business, financial condition, and results of operations could be materially and adversely affected.

The nature of our business involves significant risks and uncertainties that may not be covered by insurance or indemnity.

As a uranium mining and energy metals company, certain of our activities are inherently hazardous and could result in loss of life, significant property damage, or environmental contamination. Key risks include:

- *Mining Operations Hazards:* Our mining activities involve heavy machinery, explosives, and the handling of radioactive materials, which pose risks of accidents, equipment failure, and exposure to harmful substances. Such incidents could lead to serious injuries, fatalities, or fatalities among our workforce and local communities.

- *Environmental Impact and Compliance:* Uranium mining and processing can have substantial environmental impacts, including soil and water contamination, radioactive waste management, and habitat disruption. Compliance with stringent environmental regulations is mandatory, and any failure to adhere can result in legal penalties, operational shutdowns, and long-term environmental damage.

- *Regulatory and Permitting Challenges:* Obtaining and maintaining the necessary permits and licenses for uranium mining operations is complex and subject to rigorous scrutiny by national and local regulatory bodies. Changes in regulations or delays in permitting can impede our ability to operate effectively and expand our projects.

- *Public Health and Safety Concerns:* The handling and storage of radioactive materials requires stringent safety protocols to prevent accidents and unauthorized access. Any breach in these protocols could lead to public health crises, loss of trust, and significant legal liabilities.

- *Reputation and Community Relations:* Incidents of environmental harm, accidents, or non-compliance with safety standards can severely damage our reputation among customers, investors, regulatory authorities, and the general public. Negative public perception can lead to increased opposition from communities and environmental groups, making it more difficult to operate and expand our business.

- *Insurance Limitations:* While we intend to maintain insurance coverage to mitigate some of these risks as is determined prudent and reasonable by us, the policies may not be comprehensive enough to cover all potential liabilities, especially those related to large-scale environmental disasters or catastrophic accidents. Claims exceeding our insurance limits or arising from uninsured events could have a detrimental impact on our financial condition, cash flows, and overall operating results.

- *Indemnification Constraints:* Indemnification agreements may provide coverage for certain claims or liabilities resulting from our operations. However, these agreements may not cover all possible scenarios, particularly those involving gross negligence, intentional misconduct, or violations of environmental laws. In such cases, we may be exposed to substantial financial liabilities.

Any accident, failure, environmental damage, or liability, whether fully covered by insurance or not, could negatively affect our financial stability, disrupt our operations, and harm our reputation. This could lead to increased scrutiny from regulatory bodies, loss of investor confidence, and challenges in securing future funding or permits necessary for our continued growth and success.

If we fail to properly manage our anticipated growth, our business could suffer.

The planned growth of our commercial operations may place a significant strain on our management and on our operational and financial resources and systems. To manage growth effectively, we will need to maintain a system of management controls, and attract and retain qualified personnel, as well as develop, train, and manage management level and other employees. Failure to manage our growth effectively could cause us to over-invest or under-invest in infrastructure, and result in losses or weaknesses in our infrastructure, which could have a material adverse effect on our business, results of operations, financial condition and cash flow. Any failure by us to manage our growth effectively could have a negative effect on our ability to achieve our development and commercialization goals and strategies.

We may be negatively impacted by the seasonality of our business.

We may be negatively impacted by the seasonality of our business. Seasonal fluctuations, such as extreme weather conditions, can disrupt our mining operations, leading to operational delays, increased costs, and reduced productivity. These disruptions may hinder our ability to meet production targets, maintain steady revenue streams, and achieve our strategic growth objectives. If we are unable to effectively manage the impacts of seasonality, our business, financial condition, and results of operations could be adversely affected.

Our reputation, or the reputation of our industry as a whole, may be harmed.

The reputation of our brand is critical to our business and competitiveness. If we fail, or are perceived to have failed, to effectively manage issues that pose reputational risks, such as mishandling client complaints, privacy breaches, or non-compliance with legal and regulatory requirements, then our business and prospects may be significantly harmed. Additionally, any negative allegations or publicity, whether substantiated or not, regarding our operations, management, compliance, financial condition, or prospects could severely compromise our reputation and adversely affect our financial performance and operating results. Furthermore, negative publicity about the mining and energy metals industry as a whole, or about our partners and service providers, could also damage our reputation regardless of our own practices. These factors could reduce client confidence, increase client attrition, and ultimately result in material and adverse effects on our business and financial condition.

Our strategy may not be successful.

We intend to expand our operations and customer base, in large part, by developing the Aurora Uranium Project, acquiring additional uranium mining properties and related technologies, and forming strategic partnerships within the nuclear energy sector. Our operations are subject to all the risks inherent in the growth of a new business, particularly within the uranium mining and energy metals industry. The timing and related expenses of expansion may cause our revenues, if any, to fluctuate.

The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business. This includes our ability to:

- *Establish Ongoing Relationships:* Building and maintaining relationships with mining rights owners, surface owners, regulatory agencies, and industry partners is crucial. Failure to secure and sustain these relationships can impede our operational capabilities and project development.

- *Satisfy Legal and Regulatory Requirements:* Navigating the complex legal and regulatory landscape of uranium mining requires substantial effort and expertise. Any delays or failures in obtaining necessary permits, licenses, or approvals can halt or slow down our projects.

- *Implement Our Strategies Effectively:* Successfully executing our expansion strategies depends on our ability to manage resources, timelines, and operational efficiencies. Missteps in strategy implementation can lead to increased costs, project delays, or incomplete development.

- *Adapt to Operating Methods:* As we expand, adapting to new operating environments, technologies, and methodologies is essential. Inability to effectively integrate new processes or technologies can reduce operational effectiveness and competitiveness.

- *Compete in the Market:* The uranium mining industry is highly competitive, with established players possessing significant resources and expertise. Our ability to compete effectively against these entities is critical to our success. Failure to do so can result in lost opportunities and diminished market presence.

Additionally, we may encounter:

- *Unfamiliar Operating Environments:* Expanding into new geographical areas or acquiring different types of mining properties may present unforeseen challenges related to local conditions, community relations, and logistical complexities.

- *Intense Competition:* Competing with larger, more established companies in the uranium mining sector can limit our market share, access to resources, and profitability.

Due to these factors, along with inherent uncertainties in the implementation of our strategies and the dynamic nature of the uranium mining industry, we may not be successful in our proposed business activities.

We may encounter potential conflicts of interest from time to time, and the failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between us and our clients, our clients, us and our employees, our clients and our employees, and us and our directors and officers, if any. As we expand the scope of our business, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients' confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in several ways, including the reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

We and our directors and officers may be subject to litigation, arbitration, or other legal proceeding risk.

We and our management team members may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this Offering Statement, we or our directors and officers are not a party to, and are not aware of any threat of any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by many claimants, when claimants seek substantial or unspecified damages or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

In addition, even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost. The initiation of any claim, proceeding or investigation against us, or an adverse resolution of any such matter could have a material adverse effect on our reputation, business, financial condition and results of operations and cash flows.

Our directors and executive management team may have conflicts of interest.

Two of our three current directors and officers also serve in roles at other companies in our industry, and this may apply to our future directors and officers as well, if any. Such overlapping positions are common in the mining industry but could lead to potential conflicts between their responsibilities to our company and their obligations to other entities. For example, our Chief Executive Officer and Director, Mark Mukhija, also serves as a director of POWR Lithium Corp., a company focused on the exploration and development of lithium and energy metal assets, and as a director of Tactical Resources Corp., a company specializing in rare earth element exploration. Similarly, our Director and Vice President of Product Development, Kuljit Basi, is the Executive Chairman and a director of Tactical Resources Corp. and serves as the CEO of Modern Mining Technology Corp., a private company that recycles and extracts precious metals from electronic waste. Our directors and officers understand their legal responsibilities regarding corporate opportunities and conflicts of interest. We will rely on these applicable laws to address any conflicts or breaches of duty. All such conflicts will be disclosed in accordance with legal requirements, and our leadership will strive to meet their fiduciary duties to our company to the best of their ability.

The success of our business is substantially dependent upon the efforts of our senior management team and our ability to attract additional personnel.

Our success depends largely on the skills, experience, and performance of key members of our senior management team who are critical to directing and managing our growth and development in the future. Our success is substantially dependent upon our senior management's ability to lead our company, implement successful corporate strategies and initiatives, develop key relationships, including relationships with collaborators and business partners, and successfully commercialize products and services. While our management team has significant experience in the mining and energy metals industry, we have considerably less experience in commercializing these products or services. The efforts of our management team will be critical for us as we develop our business.

The loss of key personnel, an inability to attract and retain additional personnel or difficulties in the integration of new members of our management team into our company could affect our ability to successfully grow our business.

Our future success will depend in large part upon the continued service of the members of our executive management team and key employees. In addition, our success also will depend on our ability to attract and retain qualified technical, sales and marketing, user support, financial and accounting, legal and other managerial personnel. The competition for skilled personnel in the industries in which we operate is intense. Our personnel generally may terminate their employment at any time for any reason. We may incur significant costs to attract and retain highly skilled personnel, and we may lose new employees to our competitors before we realize the benefit of our investment in recruiting them. As we move into new geographies, we will need to attract and recruit skilled personnel across functional areas. If we fail to attract new personnel or if we suffer increases in costs or business operations interruptions as a result of a labor dispute, or fail to retain and motivate our current personnel, we might not be able to operate our businesses effectively or efficiently, serve our future customers properly or maintain the quality of our services.

We may become dependent on future collaborations to develop and commercialize our uranium resources, as well as to provide operational support and maintenance capabilities essential for the success of our business.

We may enter into various collaborative agreements, including those related to exploration and development, environmental compliance, technological innovation, and project financing, to develop and commercialize our uranium projects. There is a risk that we could become dependent on one or more of these collaborative arrangements. Such collaborative agreements might be terminated by the partner, or the partner may decide not to actively pursue the co-development of our projects. Additionally, our collaboration partners may independently pursue competing technologies or projects. The occurrence of these risks could have a material adverse effect on our business, financial condition, and results of operations because they could lead to increased costs and operational disruptions. Furthermore, our ability to effectively execute our business strategies may be compromised due to our material dependence on these partners' contributions and support.

We may not be able to create and maintain a competitive advantage, given the rapid technological and other competitive changes affecting all markets nationally and worldwide, and our success will depend on our ability to keep pace with any such changes.

We may not be able to create and maintain a competitive advantage in the uranium mining industry, given the rapid technological advancements and evolving competitive landscape. Our success will depend on our ability to keep pace with technological innovations, optimize our mining processes, and adapt to changing industry standards. Failure to innovate or respond effectively to competitive pressures could result in lost market opportunities, reduced operational efficiency, and diminished profitability, adversely affecting our business, financial condition, and results of operations.

If demand for our uranium resources does not develop as expected, our projected revenues and profits will be adversely affected.

Our future profits are influenced by factors such as global economic conditions, technological advancements in nuclear energy, geopolitical events, and evolving customer preferences for clean energy sources. We believe that the demand for uranium will continue to grow in alignment with the expansion of the nuclear energy sector. However, if our expectations regarding market size and our ability to secure contracts with utilities and strategic partners are not met, our revenue may not materialize as anticipated, adversely impacting our business and financial performance.

Our suppliers may experience development or manufacturing problems or delays that could limit the growth of our revenue or increase our losses.

Our uranium mining operations depend on various suppliers for essential equipment, technology, and services. We may encounter unforeseen issues such as development problems, manufacturing delays, or supply chain disruptions that could limit our ability to maintain continuous operations and meet project timelines. Additionally, if our suppliers need to adjust their production processes to accommodate our expansion, this could lead to increased costs and further delays. Such supplier-related challenges could reduce our operational efficiency, increase our costs, and impair our ability to meet demand for our uranium resources in a timely manner. Consequently, this could negatively impact our revenue growth, project profitability, and overall business performance.

Failure of third-party systems upon which we rely could adversely affect our business operation.

We rely on third-party systems and technologies for various aspects of our uranium mining operations, including data management, environmental monitoring, and operational logistics. Any failure, interruption, or deterioration in the performance or quality of these third-party services could adversely affect our business operations. Additionally, we may face challenges in obtaining or continuing to obtain necessary licenses and technologies from these third parties on reasonable terms, or at all, which could materially impact our ability to operate efficiently and achieve our strategic objectives. Disruptions in third-party systems could lead to operational delays, increased costs, and reduced productivity, negatively affecting our business, financial condition, and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, and global conflicts, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to explore and develop our energy metal assets. Moreover, our business could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemics. We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions. U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.

We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business. In addition, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the above-mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this registration statement.

If we are unable to attract and retain qualified management, we will be unable to operate efficiently, which could reduce our profitability.

Our business is managed by a small number of key executives and operational officers. We may be unable to hire and retain the sufficient skilled labor force necessary to operate efficiently and to support our growth strategy. Our labor expenses may increase because of a shortage in the supply of skilled personnel. Labor shortages, increased labor costs or the loss of key personnel could negatively impact our business. Future growth could also impose significant additional responsibilities on members of our senior management, including the need to recruit and integrate new senior level managers and executives. To the extent that we are unable to manage our growth effectively or are unable to attract and retain additional qualified management, we may not be able to expand our operations or successfully execute our business plan.

Information technology system failures, network disruptions or cybersecurity breaches could adversely affect our business.

We use and rely significantly on sophisticated information technology systems, networks, and infrastructure in conducting our day-to-day operations, and protecting sensitive information. In addition, we also rely on third-party software and information technology for certain of our critical accounting, project management and financial information systems. We also collect and retain information about our shareholders, vendors, and employees, with the expectation by such third parties that we will adequately protect such information.

Information technology system failures, including suppliers' or vendors' system failures, could disrupt our operations by causing transaction errors, processing inefficiencies, other business disruptions or the loss of employee or other third-party personal information. We expect that system interruptions and delays may occur in the future, given the increasing diversity and sophistication of cybersecurity threats. In addition, our systems, networks and infrastructure could be damaged or interrupted by natural disasters, power loss, telecommunications failures, intentional or inadvertent user misuse or error, failures of information technology solutions, computer viruses, malicious code, ransomware attacks and acts of terrorism. We may also be subject to physical or electronic security breaches, including breaches by computer hackers or cyber-terrorists or unauthorized access to or disclosure of our or our partners' data. These events could impact our employees and reputation and lead to financial losses from remediation actions, loss of business or access to our business data, potential liability or an increase in expenses, all of which may have a material adverse effect on our business. Similar risks could affect our vendors, indirectly affecting us.

While we have security, internal control and technology measures in place to protect our systems and networks, these measures could fail as a result of a cyber-attack, other third-party action, employee error, malfeasance or other security failure. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events could damage our reputation and have a material adverse effect on our business, results of operations, financial condition and cash flow.

In addition, current and future laws and regulations governing data privacy and the unauthorized disclosure of confidential information may pose complex compliance challenges and result in additional costs. A failure to comply with such laws and regulations could result in penalties or fines, legal liabilities or reputational harm. The continuing and evolving threat of cyber-attacks has also resulted in increased regulatory focus on risk management and prevention. New cyber-related regulations or other requirements could require significant additional resources and cause us to incur significant costs, which could have an adverse effect on our results of operations and cash flows.

We regularly evaluate the need to upgrade or replace our systems and network infrastructure to protect our information technology environment, to stay current on vendor supported products and to improve the efficiency and scope of our systems and information technology capabilities. The implementation of new systems and information technology could adversely impact our operations by requiring substantial capital expenditures, diverting management's attention, or causing delays or difficulties in transitioning to new systems. In addition, our systems implementations may not result in productivity improvements at the levels anticipated. Systems implementation disruption and any other information technology disruption, if not anticipated and appropriately mitigated, could have an adverse effect on our business.

Actual and potential claims, lawsuits and proceedings could ultimately reduce our profitability and liquidity and weaken our financial condition.

We may be named as a defendant in legal proceedings claiming damages from us in connection with the operation of our business. These actions and proceedings may involve claims for, among other things, compensation for alleged personal injury, workers' compensation, employment discrimination, breach of contract or property damage. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such actions or proceedings. When appropriate, we establish provisions against possible exposures, and we adjust these provisions from time to time according to ongoing exposure. If our assumptions and estimates related to these exposures prove to be inadequate or inaccurate, we could experience a reduction in our profitability and liquidity and a weakening of our financial condition. In addition, claims, lawsuits and proceedings may harm our reputation or divert management resources away from operating our business.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank Corp., or Signature, and Silvergate Capital Corp. were each swept into receivership. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder.

Although we do not have any funds deposited with SVB, Signature Bank or any financial institution currently in receivership, we regularly maintain cash balances with other financial institutions in excess of the FDIC insurance limit. A failure of a depository institution to return deposits could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance.

Furthermore, if any of our partners, suppliers or other parties with whom we conduct business are unable to access funds with such a financial institution, such parties' ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to credit agreements and arrangements with these financial institutions, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of these financial institutions and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program.

Our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, any financial institution with which we enter into credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These risks include, but may not be limited to, delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets; inability to enter into credit facilities or other working capital resources; potential or actual breach of contractual obligations that require us to maintain letters of credit or other credit support arrangements; termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses or other obligations, financial or otherwise, result in breaches of our financial and/or contractual obligations, or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults caused by our partners, vendors or suppliers, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a partner may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a vendor or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on us, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. The bankruptcy or insolvency of any partner, vendor or supplier, or the failure of any partner to make payments when due, or any breach or default by a partner, vendor or supplier, or the loss of any significant supplier relationships, could cause us to suffer material losses and may have a material adverse impact on our business.

Russia's Invasion of Ukraine is severely and unpredictably impacting global energy markets and supply chains, and rising concerns over a second severe nuclear accident in Ukraine could seriously hurt public reception to nuclear energy.

Russia's invasion of Ukraine, initiated in February 2022, continues to exert significant and unpredictable pressure on global energy markets and supply chains as of February 2025. The conflict has perpetuated economic uncertainty, price volatility, supply shortages, and heightened national security concerns. The International Energy Agency, or IEA, has reiterated its assessment, describing the situation as "the first truly global energy crisis, with impacts that will be felt for years to come." As we operate in the uranium market, the sustained global disruptions directly affect our operations. Ongoing challenges such as transportation bottlenecks, fluctuating commodity prices, and intermittent supply shortages continue to pose risks. While the full extent of these impacts remains uncertain, we anticipate that prolonged instability in energy markets may constrain operational efficiencies and increase costs.

Despite these challenges, global policy responses aimed at reducing dependence on Russian energy exports have created new market opportunities. Initiatives like the continued expansion of the U.S. Inflation Reduction Act's provisions for energy and climate programs, including enhanced tax credits and incentives for clean energy technologies, have spurred investment in renewable energy infrastructure. Additionally, international sanctions and strategic realignments have accelerated the diversification of energy sources, presenting growth prospects for our Company in supplying alternative materials and technologies to utilities and energy providers seeking to mitigate their reliance on Russian imports.

The uranium sector, in particular, faces ongoing scrutiny and skepticism stemming from Russia's actions in Ukraine. The targeted assaults on Ukrainian nuclear facilities, including the Zaporizhzhia plant, have heightened global concerns regarding the safety and security of nuclear energy infrastructure. These incidents, compounded by the historical context of the Chernobyl disaster, continue to erode public trust in nuclear energy. The World Nuclear Association, or WNA, has highlighted that such disruptions not only undermine confidence in nuclear power but also complicate efforts to promote nuclear energy as a reliable and safe component of the global energy mix. Further, Russia's interference with Ukrainian nuclear plants constitutes violations of international agreements, specifically Article 56 of the Additional Protocol of 1979 to the Geneva Conventions. These actions have prompted international condemnation and may lead to stricter regulatory measures and oversight within the nuclear industry. The potential for increased regulatory scrutiny poses additional compliance costs and operational constraints for our business.

While these challenges pose risks to our operations, evolving global energy policies and the strategic shift away from Russian energy sources also offer avenues for growth and diversification. We intend to assess and mitigate any of the foregoing risks to sustain our business operations and capitalize on emerging opportunities in the evolving energy landscape.

Risks Related to Government Regulation

Exploration, development, and future extraction activities at the Aurora Uranium Project are subject to extensive laws and regulations.

These regulations govern, among other things: acquisition of the property or mineral interests; maintenance of claims; tenure; expropriation; prospecting; exploration; development; construction; extraction and mining; recovery, processing, milling and production; price controls; exports and imports; taxes and royalties; labor standards; occupational health; waste disposal; toxic substances; water use; land use; American Indian or other foreign indigenous peoples consultations and accommodations; environmental protection and remediation; endangered and protected species; mine, mill and other facility decommissioning and reclamation; mine safety; transportation safety and emergency response; and other matters. Compliance with such laws and regulations may and likely will increase the costs of exploring, drilling, developing, constructing, operating, and closing of our mines and other extraction, recovery and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact our decision as to whether to operate existing mines or facilities, or, with respect to exploration, development or construction properties, whether to proceed with exploration, development or construction. It is also possible that such laws and regulations may result in our incurring significant costs to remediate or decommission properties if it is determined they do not comply with applicable environmental standards at such time.

We expect to expend significant financial and managerial resources to comply with applicable laws and regulations and due to the historic trend toward stricter government regulation may continue. However, there can be no assurance that future changes in applicable laws and regulations or attitudes and interpretations relating thereto will not adversely affect our activities, operations or financial condition. New laws and regulations, amendments to existing laws and regulations or changes in attitudes and interpretations resulting in more stringent implementation of existing laws and regulations, including through stricter license and permit conditions or changes in enforcement attitudes and interpretations, could have a material adverse impact on us, increase costs, cause a reduction in levels of, or suspension of, extraction or recovery and/or delay or prevent the construction or development of new mineral extraction properties.

Mineral extraction is subject to potential risks and liabilities associated with impacts to the environment and the disposal of waste products occurring as a result of mineral exploration, extraction, mining, milling, recovery and production. Environmental liability may result from mining or mineral extraction activities conducted by others prior to our ownership of a property. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing activities or operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage because of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Should we be unable to fully fund the cost of remedying an environmental problem, we might be required to suspend activities or operations, declare bankruptcy or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on our business. To the extent that we are subject to uninsured environmental liabilities, the payment of such liabilities would reduce otherwise available earnings and could have a material adverse effect on us. In addition, we do not have coverage for environmental losses generally or for certain other risks, as such coverage cannot be purchased at a commercially reasonable cost. Compliance with applicable environmental laws and regulations requires significant expenditures and increases mine and facility, construction, development and operating costs.

While uranium production is the fuel for carbon-free, emission-free baseload nuclear power, the world's focus on addressing climate change may require us to continue to conduct all its operations in a manner that minimizes the use of resources, including the unnecessary use of energy resources, in order to continue to minimize air emissions at our facilities, which can also increase mine and facility, construction, development and operating costs. Regulatory and environmental standards may also change over time to address global climate change, which could further increase these costs.

There is also a risk that current and future government administrations will not support mining, uranium mining, nuclear energy or other aspects of our business and may limit, restrict or prevent the use of public lands for mining and other activities. Further, worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mineral properties and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and that, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside of our control. Any significant delays in obtaining or renewing permits or licenses in the future could have a material adverse effect on us. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the U.S. and Russia. Changes in these policies and restrictions may adversely impact our business.

We depend on the issuance of license amendments and renewals, which cannot be guaranteed.

We will need to obtain and maintain regulatory licenses and permits in order to explore and develop the Aurora Uranium Project, which is subject to renewal from time to time and are required in order to operate in compliance with applicable laws and regulations. In addition, depending on our business requirements, it may be necessary or desirable to seek amendments to one or more of our licenses or permits from time to time. There can be no assurance that necessary license and permit renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

We are subject to data privacy governmental regulations, which can change, and any failure to comply with these regulations may have a material negative effect on our business and results of operations.

We will be subject to substantial government regulations affecting our business. These include, but are not limited to, data privacy and protection laws, regulations, policies, and contractual obligations that apply to the collection, transmission, storage, processing, and use of personal information or personal data, which, among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection and the use of the Internet as a commercial medium are rapidly evolving, extensive, and complex and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services, and networks sensitive data, including our proprietary business information and that of our customers, suppliers, and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information, and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals and, at times, regulators, credit reporting agencies, and other bodies, if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, such as the California Consumer Privacy Act, as amended, or the CCPA, among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and affords those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. Effective January 1, 2023, we will also become subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties, and enforcement provisions under the CCPA, and Virginia's Consumer Data Protection Act, another comprehensive data privacy law. Effective July 1, 2023, we will also become subject to the Colorado Privacy Act and Connecticut's An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws. Effective December 31, 2023, we will also become subject to the Utah Consumer Privacy Act regarding business handling of consumers' data. In addition, several other states and the federal government have considered or are considering privacy laws like the CCPA. We will continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

New and evolving regulations and compliance standards for cybersecurity, data protection, privacy, and internal IT controls are often created in response to a major cyberattack and will increasingly impact organizations like our company. Regulatory and policy-driven obligations may occur unexpectedly and require the Company to divert substantial resources to meet expensive and time-consuming compliance measures. The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor implement and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

The fear of non-compliance, failed audits, and material findings may compel us to spend more to ensure we are in compliance, which may result in costly, one-off implementations to mitigate potential fines or reputational damage. The high costs associated with failing to meet regulatory requirements, combined with the risk of a fallout from security breaches, have elevated this topic from the IT organization to the executive and board levels. We may, therefore, spend additional time and money ensuring we will meet possible or unforeseeable future data protection regulations.

We will face growing regulatory and compliance requirements in a variety of areas, which can be costly and time-consuming.

Our business is, and may in the future be, subject to a variety of laws and regulations, including working conditions, labor, immigration and employment laws, and health, safety and sanitation requirements. We are unable to predict the outcome or effects of any potential legislative or regulatory proposals on our business. Any changes to the legal and regulatory framework applicable to our business could have an adverse impact on our business and results of operations. Our failure to comply with applicable governmental laws and regulations, or to maintain necessary permits or licenses, could result in liability that could have a material negative effect on our business and results of operations.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions by the Treasury Department through changes in regulations, and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting investment in our company would be limited to prospective effects. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations, or interpretations of laws or regulations that have not yet been proposed, passed, or made, as the case may be.

Changes in the U.S. political environment could negatively impact our business.

There is significant ongoing uncertainty with respect to potential legislation, regulation, and government policy at the federal, state, and local levels in the United States. Such uncertainty and any material changes in such legislation, regulation, and government policy could significantly impact our business as well as the markets in which we compete. Specific legislative and regulatory proposals that might materially impact us include but are not limited to, changes to liability rules for data privacy regulations, import and export regulations, income tax regulations and the U.S. federal tax code and public company reporting requirements, immigration policies and enforcement, healthcare law, minimum wage laws, climate and energy policies, foreign trade and relations with foreign governments, and pandemic response. To the extent changes in the political environment have a negative impact on us or on our customers, our markets, our business, results of operation and financial condition could be materially and adversely impacted in the future.

Risks Related to this Offering and Ownership of our Shares

We have broad discretion in how we use the proceeds of this offering, including in ways that differ from the uses presented in our use of proceeds table, and we may not use these proceeds effectively.

We will have considerable discretion in the application of the net proceeds of this offering. We intend to use the net proceeds from this offering for the exploration and development of the Aurora Uranium Project, working capital and general corporate purposes. As a result, you will be relying on our management's judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. You should also note that we may use the net proceeds for purposes that do not yield a significant return or any return at all for our shareholders. In addition, you should note that, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

There has been no independent valuation of our shares, which means that such shares may be worth less than the Offering price in this offering.

We have determined the per-share purchase price in the Offering without independent valuation of our shares. Instead, we established the Offering price based on management's estimate of our shares. This valuation is highly speculative and arbitrary. There is no relation to the market value, book value, or any other established criteria. We did not obtain an independent appraisal opinion on the valuation of our common stock. Our common stock may have a value significantly less than the Offering price, and the shares may never obtain a value equal to or greater than the Offering price.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our shares are restricted securities and cannot be transferred freely unless in compliance with an exemption from the registration requirements of the Securities Act of 1933, as amended.

No governmental agency has reviewed or passed upon this offering, our business, or any securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. You, therefore, will not receive any of the benefits that such registration would otherwise provide. As a result, you must assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with your advisors. Further, an investment in the Company is a long-term commitment, and there are substantial restrictions on the transferability of our shares. The Offering has not been registered under the Securities Act. Instead, we are offering our shares pursuant to the exemption from registration requirements of the Securities Act of 1933, as amended, found in Section 4(a)(6) thereof, and Regulation Crowdfunding promulgated thereunder. Since the Offering will not be registered under the Securities Act, the Shares issued herein will be "restricted securities" as that term is defined in Rule 144 under the Securities Act and, accordingly, under Rule 144 as currently in effect, the shares must be held for the time period required by Rule 144, or indefinitely if Investor is deemed an "affiliate" within the meaning of such rule, unless the shares are subsequently registered under the Securities Act and qualified under any other applicable securities law or exemptions from such registration and qualification are available.

This offering and our concurrent offerings under Rule 506(c) of Regulation D and pursuant to Regulation S may be integrated pursuant to Rule 152 of the Securities Act if we fail to ensure compliance with the requirements of each exemption and or the applicable safe harbors from the registration requirements of the Securities Act under Rule 152.

The integration of this offering and our concurrent offerings under Regulation D and Regulation S, pursuant to Rule 152 of the Securities Act, poses significant legal, regulatory, and operational risks. Under securities law, if these offerings are deemed to be integrated, that is, treated as a single offering, our ability to rely on exemptions from registration may be jeopardized. In such an event, failure to meet the safe harbor provisions under Rule 152 could force us to register the combined offering, subjecting us to increased disclosure requirements, heightened regulatory scrutiny, and significant legal and administrative expenses. Moreover, integration risks may arise if there is any impermissible overlap or cross-reference in the marketing materials, timing, pricing, or material terms between the two offerings. Such integration may delay or disrupt the planned financing, adversely affect our ability to raise capital on favorable terms, and have a material adverse impact on our business, financial condition, and value of our shares. As of the date of this offering statement, we have not sold any shares in our concurrent private placements, which began on March 17, 2025.

You will incur immediate and substantial dilution to the value of the shares you purchase in this offering, and your ownership interest may continue to be diluted in the future.

If you purchase shares in this offering, you will pay a price per share that significantly exceeds the net tangible book value per share of our outstanding shares prior to this offering. As a result, you will experience immediate and substantial dilution in the net tangible book value of your investment. This means that, following the closing of this offering, the value of the shares you acquire will be materially less than the price you paid. Further dilution could occur if we issue additional securities at prices lower than the price you paid in this offering. Such issuances may include, but are not limited to, the sale of shares, options, warrants, convertible instruments, or other equity securities, and also shares or convertible securities issued pursuant to our equity incentive plan. Any such issuance could further depress the market price of our common stock and negatively impact earnings per share, net tangible book value per share, and other key financial metrics, potentially resulting in a material adverse effect on your investment.

There is no guarantee of return on your investment.

You should note that there is no guarantee that you will obtain a return on your investment in our shares, or that you will not lose your entire investment in our shares. For this reason, you should read this Offering Statement and all exhibits carefully and should consult with your legal counsel and business advisor prior to making any investment decision.

You may not be able to rely on Rule 144 of the Securities Act of 1933, as amended, to engage in a sale of your shares.

Rule 144 under the Securities Act permits limited public resale of unregistered securities if certain conditions are satisfied. These conditions include, among other things, that the resale occurring not less than six months after the holder has acquired and made full payment for the security, the availability of certain public information about the issuer, and in the case of an affiliate, or of a non-affiliate who has held the security less than one year, the sale is made through a broker in an unsolicited "broker's transaction" or a transaction directly with a market maker, and the number of securities being sold in any three months not exceeding certain specified limitations. You should note that the information required for Rule 144 to apply is not currently available and may not be available in the future, so you cannot rely on Rule 144 to resell your shares until such public information requirement is met. We do not know when that requirement will be met, so we cannot guarantee that you will be able to rely on Rule 144 to resell your shares.

Our affiliates, including officers, directors and existing shareholders may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute to the balance so that we can perform a closing. The minimum amount is typically intended to be a protection for you, to give you confidence that other investors are sufficiently interested in the Offering and our business and its prospects to make an investment of at least the minimum amount. By permitting our affiliates to invest in the Offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this offering.

Raising additional capital may cause dilution to our shareholders, including participants in this offering, or restrict our operations.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity and/or debt financing and collaborations or other strategic arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a shareholder. To the extent that we raise additional capital through debt financing, it would result in increased fixed payment obligations and a portion of our operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends.

Future issuances of debt securities, which would rank senior to the shares upon our bankruptcy or liquidation, and future issuances of any class or series of preferred shares, which could rank senior to our shares for dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings we may make would receive distributions of our available assets prior to any distributions being made to existing shareholders. Moreover, if we issue preferred shares, the holders of such preferred shares could be entitled to preferences of existing shareholders in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred shares in any future offering or borrow money from lenders will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any such future offerings or borrowings. Our existing shareholders at such times must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our shares.

There is no guarantee that we will ever complete any future private or public offerings of our shares or other securities, and we may never raise capital sufficient to execute our business plan.

Although we intend to file a confidential registration statement with the United States Securities and Exchange Commission, or the SEC, in the future, there is no guarantee that we will be able to do so or that any registration statement, if filed, will ever be declared effective by the SEC. Similarly, we may not ever be able to complete future offerings of our shares or other securities at a purchase price greater than the price per share in this offering or at all. If we are unable to complete the future offerings of our shares or other securities, we may not have sufficient capital to execute our business plan, and our business development plans could be adversely affected.

There is no current trading market for our shares, and if a trading market does not develop, purchasers of our shares may have difficulty selling their shares.

There is currently no established public trading market for our shares, and an active trading market in our shares may not develop or, if developed, may not be sustained. In the future, we intend to list our shares on a national U.S. securities exchange, but we may never be able to do so. If, for any reason, we do not list our shares on a national securities exchange or quoted on an alternative trading system, or a public trading market does not otherwise develop, purchasers of our shares may have difficulty reselling them should they desire to do so in the future. Additionally, no market makers have committed to becoming market makers for our shares, and none may do so.

Additionally, secondary trading in our shares will not be possible in any state until the shares are qualified for sale under the applicable securities laws of the state in question or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state. If we fail to register or qualify or to obtain or verify an exemption for the secondary trading of our shares in any particular state, then the shares could not be offered or sold to, or purchased by, a resident of that state. If a significant number of states refuse to permit secondary trading in our shares, the liquidity for the shares could be significantly impacted, and you may have difficulty in selling your shares.

Even if a market develops for our shares, that market may be thinly traded with wide share price fluctuations, low share prices, and minimal liquidity.

Even if our securities are listed for trading, and if an established market for our shares develops, the Share price may still be volatile with wide fluctuations in response to several factors, including potential investors' anticipated feelings regarding our results of operations, growth prospects, competition, and our ability or inability to generate future revenues. In addition, our future Share price may be affected by factors that are unrelated or disproportionate to our operating performance. Our future Share price might be affected by general economic, political, and market conditions, such as recessions, interest rates, commodity prices, or international currency fluctuations. These factors, which are not under our control, may have a material effect on our future Share price.

Certain provisions of our articles of incorporation and bylaws, the Nevada Revised Statutes, and the subscription agreement you will sign as a condition to your participation in this offering may have the effect of discouraging or delaying a change in control of our company.

Certain provisions in our articles of incorporation and bylaws, the Nevada Revised Statutes, and the subscription agreement related to this offering, may make it difficult for third parties to acquire control of our company, even if doing so might be in the best interests of our shareholders. Specifically, the Nevada Revised Statutes impose restrictions that prevent us from engaging in a business combination with an interested shareholder for a period of two years after the date the person became an interested shareholder, unless certain conditions are met. This statutory restriction, combined with the following provisions in our governing documents or the subscription agreement, either individually or in combination, could discourage or delay a change in control of our company or deter potential acquirers from pursuing transactions that might otherwise be favorable to our shareholders, and consequently, our shareholders may not have the opportunity to sell their shares at a premium, and the market price of our shares could be adversely affected:

- *Removal of Board Members*: Our bylaws provide that no director may be removed by less than a majority of the issued and outstanding shares entitled to vote on such removal.

- *Number of Directors and Vacancies on the Board:* Our bylaws also permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships.

- *Advance Notice Requirements*: Our shareholders must adhere to advance notice procedures before they can nominate candidates for election to our board or propose matters to be considered at an annual meeting.

- *Annual Meeting Requirements*: Our shareholders at annual meetings will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the shareholder's intention to bring that business before the meeting.

- *Exclusive Forum Provision*: Certain types of litigation against us can only be brought in Nevada.

- *Authorized Preferred Stock*: We are authorized to issue up to 50,000,000 shares of preferred stock, and our board, acting alone and without approval of our shareholders, can designate and issue one or more series of such preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features that could be utilized as part of a defense to a takeover challenge.

- *Authorized Common Stock*: Our authorized but unissued common stock equals 249,483,609 shares and are available for our board of directors to issue without shareholder approval. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions, and employee stock plans.

- *Subscription Agreement Proxy*. The subscription agreement for the shares offered in this offering includes a proxy provision that grants our Chief Executive Officer the authority to vote on your behalf as a shareholder. Under this provision, our Chief Executive Officer, or the successor thereto or assignee thereof to any Chief Financial Officer, if any, will have the power to vote all of your shares and the shares held by each other participant in this offering, execute consents, and take any action necessary as deemed appropriate in their sole discretion, which may include voting against a proposal which would result in an acquisition of our Company by a third party.

The market standoff provision in the subscription agreement for this offering may limit your ability to sell or transfer your shares.

You should note that the subscription agreement for the shares contains a market standoff provision which permits our Chief Executive Officer to enter into a lock-up agreement on your behalf in preparation for any offering of our shares or securities convertible into or exercisable in our shares, or in an offering of our shares under Tier II of Regulation A, promulgated under the Securities Act. Upon the occurrence of the above circumstances, the lock-up agreement would prohibit you from selling or transferring your shares during a specified period surrounding the Offering, which could last up to 300 days unless a shorter period is agreed upon between you and the underwriter or placement agent for the shares, as the case may be. The imposition of this lock-up period could adversely impact your liquidity by restricting your ability to sell or transfer your shares when you might otherwise wish to do so, including during periods of potentially high market demand, if such a market for our shares exists or may exist, from time to time. The occurrence of this limitation could also result in financial losses if you are unable to sell your shares during favorable market conditions or if the market value of the shares declines during the lock-up period.

Additionally, the use of such provisions may also result in you being subject to restrictions without direct involvement in the decision-making process, as the Chief Executive Officer, acting as your proxy pursuant to the market standoff provision and the proxy given in connection therewith, will have the authority to enter into such lock-up agreements on your behalf until the registration of your shares, which we are under no obligation to register at any time following the issuance thereof, unless otherwise agreed upon in writing. The occurrence of this risk and any of the forgoing circumstances could have a material adverse effect on the value of your investment and your ability to realize the expected return on your shares.

USE OF PROCEEDS

The following table outlines our estimated use of the net proceeds from this offering based on our current plans and business conditions. These figures are estimates, and actual expenditure could vary significantly due to the status of our business operations and the results thereof. Consequently, our management retains broad discretion over how the net proceeds are allocated, and we may decide to use the proceeds for other purposes and will maintain discretion in their application. We will also require further funding to fully implement our business plan. See "*Risk Factors*" for more information.

	Sale of Minimum Offering Amount [1]	Sale of Maximum Offering Amount [1]
Gross Proceeds	$ 20,000.07	$ 4,999,999.81
Offering Expenses [2]		
Intermediary Fee (7.0%)	1,400.00	349,999.99
Legal Expenses	2,875.00	20,000.00
Accounting Expenses	14,375.00	100,000.00
Miscellaneous Expenses	1,350.07	20,000.00
Total Offering Expenses	$ 20,000.07	$ 489,999.99
Net Proceeds	$ 0.00	$ 4,509,999.82
Use of Net Proceeds		
Technical Work Program	-	500,000.00
SK-1300 Technical Report	-	500,000.00
Aurora Uranium Project Option Payments	-	700,000.00
Acquisition of SMR Technology	-	300,000.00
Listing Event Costs [3]	-	1,000,000.00
Marketing and Advertising	-	500,000.00
Working Capital [4]	$ -	$ 1,009,999.82
Total Use of Net Proceeds	$ 0.00	$ 4,509,999.82

(1) We will not accept proceeds from oversubscriptions in excess of the maximum offering amount.

(2) Does not include transaction fees we will pay on behalf of investors in this offering, consisting of 3.8% credit card processing fee and 1.25% ACH payment fee.

(3) Listing Event Costs consist of the cost to complete (a) an initial public offering of our shares and listing thereof on a national securities exchange, or (b) a different transaction which results in the listing of our shares on a national securities exchange, or (c) the sale of substantially all our outstanding equity securities or substantially all our assets to a public company with common equity that is listed on a national securities exchange, in each case prior to May 18, 2025. See "*Our Business – The Aurora Uranium Project – The Aurora Option Agreement*" for more information.

(4) Working capital uses include, but is not limited to, payment of executive consulting fees owed to our Chief Executive Officer, 727 Consulting Ltd, a British Columbia corporation owned by our Chief Financial Officer, and SVK Metrix Inc., a British Columbia corporation owned by our Vice President of Project Development. See "*Management – Management Compensation*" for more information.

The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the full implementation of our business plan. See "*Risk Factors*" for more information.

OUR BUSINESS

We are a development-stage mining and energy metals company. We have not generated any revenues or net income to date. Our mission is to supply uranium to the growing nuclear energy sector and to be a key player in the global transition to clean, reliable, and affordable energy. We are committed to meeting the increasing demand for resilient, cost-effective energy and empowering industries with advanced computing and artificial intelligence by providing uranium that fuels both traditional nuclear reactors and advanced small modular reactors.

As of the date of this Offering Statement, our primary focus is developing the Aurora Uranium Project, which is currently owned by Aurora, comprising 365 mining claims in southeastern Oregon, USA. The project contains an estimated 50.6 million pounds of triuranium octoxide, or U_3O_8, a solid uranium compound used in nuclear reactors and the semiconductor industry and is compliant with the 2012 Joint Ore Reserves Committee, or JORC Code. We do not own the Aurora Uranium Project. However, on November 18, 2024, we entered into a Property Option Agreement, or the Aurora Option Agreement, with Aurora and its wholly owned subsidiary, Oregon Energy, which owns a 100% interest in the 365 mining claims that constitute the Aurora Uranium Project. Pursuant to the agreement, Aurora granted us the sole and exclusive option to acquire sole ownership of Oregon Energy, subject to Aurora obtaining all shareholder and regulatory approvals necessary to consummate the agreement and option. The Aurora Option Agreement is subject to our paying the option consideration to Aurora and customary representations, warranties, covenants, conditions, and indemnification provisions, consistent with transactions of a similar nature. See "The Aurora Option Agreement" for a detailed summary of the Aurora Option Agreement. Based on our internal research, we believe the Aurora Uranium Project represents the largest measured and indicated uranium mineral resource in the United States which is located in a jurisdiction without a uranium mining moratorium or reliance on in-situ recovery methods. See "*The Aurora Uranium Project*" for more information.

To expand our business, we intend to evaluate opportunities to acquire (i) other significant uranium properties in the United States located in Colorado, Utah, and Wyoming, and (ii) related technologies, including small modular reactor technology, referred to as SMR and enrichment technologies, to expand our business operations. As of the date of this Offering Statement, however, we have not identified any properties or technologies which we intend to acquire in the foreseeable future.

We were incorporated under the laws of the State of Delaware on December 14, 2023, as Eagle Battery Metals Corp. On January 31, 2024, we changed our name to Eagle Energy Metals Corp., and on October 18, 2024, we filed articles of conversion with the Nevada Secretary of State to convert into a Nevada corporation. We do not have any subsidiaries.

The Aurora Uranium Project

The Aurora Uranium Project (see Figure 1) is situated in Malheur County, Oregon, approximately 16 kilometers northwest of McDermitt, Nevada. McDermitt itself lies 120 kilometers north of Winnemucca, Nevada, along U.S. Highway 95, which continues northward to Burns Junction, Oregon. This advantageous location places the project within a region that benefits from established transportation routes and proximity to major mining centers. Surrounding the Aurora Uranium Project is a rich mining heritage, underscoring its longstanding importance in the industry. Notable nearby operations include the Bretz Mine adjacent to the project site and the Placer U.S., Inc. Cordero Mine in McDermitt. Additionally, large gold mines operated by Newmont and Barrick Gold are located to the south of the Aurora Uranium Project, supported by well-established service centers in the surrounding cities.



Vale
Burns
Harney County
Malheur County
NORTH
50km
Aurora Project
McDermitt
Humboldt County
Orovada
300000mE
400000mE
500000mE
4800000mN
4700000mN
4600000mN

(Figure 1. Location Plan of Aurora Uranium Project, Malheur County, Southeast Oregon)

The property exhibits surface elevations ranging from 2 meters to 1,430 meters above sea level, characteristic of the high Nevada desert climate. The area experiences a net annual evaporation rate of 1,854 mm, as indicated by previous studies, contributing to its arid environment.

Local Geology

The Aurora Uranium Project area is covered with a thin veneer of alluvium overlying lakebed sediments. The lake sediments are generally tuffaceous but in places are complexly interbedded with the dacitic flows. The lake sediments overlie the flows with a contact that is abrupt in some areas, with thick flows marking the bottom of the sediments or by gradually increasing volumes and thicknesses of the dacitic flows and tuffs (Figure 2).



(Figure 2. Aurora Stratigraphic Colum, Example from Drillhole AUD_DDH-409)

The flows generally become more massive or compact near the contact with the underlying rhyolitic welded tuffs and flow domes. Cross sections in the area illustrate the generalized geologic relationships between the different units and the variability in thickness of the units. The lavas were deposited upon an irregular surface of rhyolitic rocks, which appear in part to be intrusive based on porphyritic textures and may represent local volcanic domes. The Quaternary alluvium is composed of a variety of alluvial, colluvial and in-situ debris consisting of volcanic boulders, cobbles and gravel derived from adjacent highlands and finer material derived from the lake sediments. The thickness of the gravel varies from 0 to more than 50 feet and averages about 20 feet.

The lake sediments are Miocene in age and are composed of poorly consolidated, subaerial tuffaceous material interstratified with fine grained non-descript bedded layers and discontinuous lenses and nodules of chalcedony. Tuffaceous material within the lakebeds includes devitrified glass fragments and fine to coarse grained crystal and lithic fragments. Lake sediments vary from finely laminated clay-shales, siltstones and tuffaceous sandstones, to more massively bedded rhyolitic air- fall ash tuffs. The lake sediments are up to 600 feet thick in the drillholes, being thickest on the north edge of the mineralized zone in a graben-like growth basin. The sediments probably originated from local volcanic vents and were deposited in moat-like basins within the caldera margins.

The lava flows, and tuffaceous units consist of a complex interbedded sequence of dark colored dacitic flows with vesicular to scoriaceous flow tops with some interbeds of ash. The cores of the flows are dense and black with rare plagioclase phenocrysts. The dacitic lava contains high total iron, high Ca, Na, and K and 60-62% silica. Individual flows range in thickness from 1.5 to 15 meters. The lava sequence contains a variety of breccia layers, which include flow breccia, laharic (mudflow) breccia, pyroclastic breccia and local fault breccia. Cumulative thickness of the lava sequence is variable but is generally 30 to 90 meters.

Mineralization

The uranium mineralization of the project forms strata bound and cross-cutting bodies in the lake sediments and dacitic flow units forming an irregular mineralized zone approximately 1,500 meters long by 300 meters wide (see Figure 3). The mineralized horizons range from a true thickness of just over a meter to more than 30 meters thick. The mineralized beds range from nearly horizontal to moderately dipping (up to 40 degrees). The beds are spatially related to and partially controlled by possible growth faults or graben bounding structures, primarily on the northeast margin of the mineralization. The overall historical mineral resource estimate of the Aurora Uranium Project is 50.6 million pounds of U308 (see Figure 4).



(Figure 3. Photo of the Auora Deposit, Mineralized Zone Highlighted)

Resource Zone	Measured			Indicated			Inferred			Total		
	Mt	U_3O_8 ppm	Mlb U_3O_8	Mt	U_3O_8 ppm	Mlb U_3O_8	Mt	U_3O_8 ppm	Mlb U_3O_8	Mt	U_3O_8 ppm	Mlb U_3O_8
High Grade Zone[1]	16.3	487	17.5	1.6	467	1.6	0.1	425	0.1	18.0	485	19.2
Low Grade Zone[2]	43.2	162	15.4	19.8	161	7.0	26.3	155	9.0	89.3	160	31.5
Total	59.5	251	32.9	21.4	184	8.7	26.4	157	9.1	107.3	214	50.6

[1] High grade zone estimated using a 300 ppm U_3O_8 cut-off
[2] Low grade zone estimated using a 100 ppm U_3O_8 cut-off
Note: Appropriate rounding applied

(Figure 4. Mineral Resource Statement)

Significant Project History

The Aurora Uranium Project has demonstrated significant potential since its initial recognition in the late 1970s. Early exploration efforts focused on evaluating uranium prospects, with extensive drilling programs conducted to assess the resource base. Between 1977 and 1980, a total of at least 562 rotary and diamond core drill holes were completed, laying the groundwork for understanding the project's uranium potential.

In 2005, a comprehensive NI 43-101 report was released by the project's owner at the time, detailing a historical estimate of mineralization derived from 530 drill holes. This report provided equivalent U3O8 values based on downhole gamma logging of radiation and direct chemical assays of drill samples, establishing a solid foundation for subsequent exploration and development activities.

By 2011, an updated mineral resource estimate was compiled under the 2004 JORC Code, utilizing data from 426 diamond and rotary drill holes. This estimate was further validated through a confirmation program that included 32 PQ diameter diamond drill holes and six reverse circulation drill holes, aimed at enhancing the reliability of the resource model and providing metallurgical samples.

In November 2022, the project's current owner updated the 2004 JORC Code mineral resource estimate by incorporating data from the 2011 diamond drilling program mentioned above. This revision resulted in a 34% increase in the total uranium resource, elevating the estimate to 50.6 million pounds of U3O8. Building on this momentum, the company completed its maiden drill program in December 2022. The program focused on two primary objectives: (i) extending the existing uranium deposit to the northwest and (ii) exploring deeper lakebed sediments for lithium potential. Aurora's drilling campaign comprised 16 vertical and one angled hole, utilizing 12 reverse circulation and five diamond drill methods, totaling 3,414 meters.

The Aurora Option Agreement

On November 18, 2024, we entered into a property option agreement, which we refer to as the Aurora Option Agreement, with Aurora and its wholly owned subsidiary, Oregon Energy, which owns a 100% interest in the 365 mining claims that constitute the Aurora Uranium Project. Pursuant to the agreement, Aurora granted us the sole and exclusive option to acquire sole ownership of Oregon Energy, subject to Aurora obtaining all shareholder and regulatory approvals necessary to consummate the agreement and option. The Aurora Option Agreement is subject to customary representations, warranties, covenants, conditions, and indemnification provisions, consistent with transactions of a similar nature.

To exercise the option, we must:

(i)   pay Aurora $300,000 cash consideration on or before December 18, 2024, which we paid into an escrow account on December 18, 2024, and released to Aurora following the receipt of its shareholder approval of the agreement on January 16, 2025;

(ii)   complete a measured and/or indicated SK1300 technical report and mineral resource estimate, referred to as an SK1300 Report, for the project, in accordance with the standards of Subpart 1300 of Regulation S-K of the Securities Act;

(iii)   issue Aurora a number of our shares, referred to as Payment Shares, with an aggregate value of $16,000,000, on the closing date of (a) an initial public offering of our shares and listing thereof on a national securities exchange, or (b) a different transaction which results in the listing of our shares on a national securities exchange, or (c) the acquisition of substantially all our outstanding equity securities or substantially all our assets by a public company with common equity that is listed on a national securities exchange, in each case prior to May 18, 2025, which we refer to as the Listing Event;

(iv)   raise a minimum of $6,800,000 in connection with the Listing Event; and

(v)   grant Aurora a 1% net smelter returns royalty in the project's future revenue (half or all of which we may repurchase upon our payment to Aurora of $1,000,000 or $2,000,000, respectively, prior to commencement of the project's commercial operations).

The number of Payment Shares we will issue shall be calculated based on the initial listing price of our shares (or the trading price of our successor's shares) upon completion of the Listing Event. If we identify a measured and/or indicated SK1300 mineral resource of at least 40 million pounds of U3O8, the total value of the Payment Shares will increase by $4,000,000, bringing the aggregate value to $20,000,000. Each additional 1,000,000 pounds of U3O8 above 40 million pounds will further increase the total value of the Payment Shares by $200,000, up to a maximum of $1,000,000, resulting in an overall maximum of $21,000,000.

We also agreed to issue Aurora additional Payment Shares based on any increase in the spot price of uranium between November 18, 2024 (the effective date of the Aurora Option Agreement), and the Listing Event, with the value of these Payment Shares being equal to the product of (I) 50% of the percentage increase in the spot price and (II) the number of Payment Shares associated with the initial $16,000,000 valuation. If the spot price does not increase, there will be no adjustment to the number of Payment Shares. Further, upon completion of a positive pre-feasibility study on the project following a Listing Event, we will issue Aurora additional Payment Shares with a value of $5,000,000, determined by the 30-day volume-weighted average trading price of our shares (or those of our successor) during the 30 days prior to the announcement of the pre-feasibility study.

The Aurora Option Agreement will terminate, and we will forfeit our option if we do not complete a Listing Event on or before May 18, 2025. However, we may extend the agreement by six months (up to two times) by making additional payments to Aurora and allocations of funds to our mining operations. For the first six-month extension, we must pay Aurora $300,000 and allocate $250,000 to our mining operations expenditure; for the second six-month extension, we must pay Aurora $400,000 and allocate an additional $250,000 to those expenditures.

As of the date of this Offering Statement, we are in the process of converting our existing 2012 JORC Code report into a compliant SK1300 Report, in order to meet the Aurora Option Agreement's technical requirements and to prepare for a Listing Event, in connection with which the report would be filed with the SEC.

You should note that there are a number of risks associated with the Aurora Option Agreement. See "*Risk Factors – Risks Related to the Aurora Option Agreement*" for more information.

Our Plan of Operations

We believe we can develop the Aurora Uranium Project using industry-standard practices and technologies with no major environmental or social impacts. We also believe we can develop the project using simple low-cost open pit mining, a standard atmospheric leach process, and well-established infrastructure, which could result in a low technical-risk project.

In early 2025, we plan on advancing the Aurora Uranium Project through continued metallurgical test work. The results of the current metallurgical program will be critical in optimizing recovery rates and refining the process flowsheet. The insights gained from these test programs will guide the next phase of development, and our hope is that they will pave the way for a pre-feasibility study. Concurrently, we will maintain our focus on securing permitting and regulatory approvals in both Oregon and Nevada, laying a solid foundation for the future development of the Aurora Uranium Project. We will also continue to evaluate other properties for potential acquisitions.

Our Industry

The uranium market saw remarkable momentum in 2024, characterized by both supply constraints and growing demand for nuclear power. In January 2024, the spot uranium price exceeded US$100/lb. for only the second time in history, driven by global decarbonization goals and increased policy support for nuclear energy, and supply challenges due to reduced production from major producers, exacerbated by disruptions in the supply of critical reagents like sulfuric acid. The spot price stabilized between $70/lb. and $80/lb. by the end of 2024. Long-term uranium contract prices point to higher uranium prices as contract ceilings reach $130/lb. (Sprott, *The Uranium Miners Opportunity*, January 1, 2025).

A recent report by a global investment bank RBC Capital Markets projects that, the uranium market is poised for significant growth as global demand for nuclear energy rises in response to the need for clean electricity (RBC Imagine™, *Nuclear revival is going to need a lot more uranium*, November 21, 2024). Specifically, by 2040, global uranium requirements are projected to grow by over 50% fueled by the construction of new reactors, primarily in China, India, and a nuclear resurgence in Japan. However, the market faces a shortfall through the late-2020s due to the slow response of new supply. While additional supply is expected by the early 2030s, it will barely meet forecasted needs and comes with considerable execution risk. Beyond the mid-2030s, a substantial deficit is anticipated, with supply projected to cover just 80% of demand, exacerbated by resource depletion. This tight supply-demand dynamic reflects both the challenges of ramping up production and the strong momentum supporting nuclear energy as a critical clean power source.

The uranium supply chain also faces significant geopolitical and operational risks. Western markets are particularly vulnerable, with over half of the current supply originating from politically sensitive regions such as Kazakhstan, Niger, Russia, and Uzbekistan. Of the projected new uranium supply by the early 2030s, approximately 65% comes from just three projects, two of which are not yet permitted, and one located in Niger, adding further uncertainty (RBC Imagine™, *Nuclear revival is going to need a lot more uranium*, November 21, 2024). Despite modest increases in supply, long lead times for new production and execution risks suggest sustained market deficits. Under optimistic assumptions, demand is likely to outpace supply significantly by 2040, with upside scenarios indicating a 12% higher demand than base case projections, necessitating the development of nearly every advanced uranium project.

Uranium prices are expected to remain elevated throughout the next decade due to the foregoing market dynamics. From 2025 to 2028, prices are forecast to average $90 per pound, up from $75-80 today, with potential for further increases driven by geopolitical tensions and supply-side risks (RBC Imagine™, *Nuclear revival is going to need a lot more uranium*, November 21, 2024). While additional supply in the late-2020s and early-2030s may temporarily ease price pressures, long-term deficits into the mid-2030s are expected to sustain high prices and contracting activity. Beyond 2035, higher incentive prices of approximately $100 per pound will likely be required to encourage the necessary supply response. Moreover, stronger-than-expected demand driven by global nuclear energy tailwinds could exacerbate the deficit, necessitating even higher prices and further straining the supply chain.

Producers in the US are restarting production in response to higher prices and rising demand for domestic supply, but challenges with labor and logistics have resulted in delays. For example, continued development could see US production of 4Mlbs by 2025 (from zero in 2023), rising to 8Mlbs by 2027, in time for when the Russian uranium import ban to come into full effect (RBC Imagine™, *Nuclear revival is going to need a lot more uranium*, November 21, 2024). We believe that this expected increase in demand positions our company as a critical player in helping to address projected domestic supply shortages of uranium (See Figure 5) and expect that the Aurora Uranium Project will become a reliable supplier to the US market once we complete its development.



Source: PDN presentation, TradeTech

(Figure 5. Forecast Structural Supply Shortage of Uranium (Mlbs U3O8))

Emerging economies are fueling growth in the uranium and nuclear energy sectors by investing in nuclear power to meet rising energy demands (see Figure 6) and support industrialization. The rapid expansion of artificial intelligence datacenters will also require clean energy, and nuclear power offers a promising solution (see Figure 7). Currently, nuclear energy accounts for about 10% of global electricity supply (~19% in the United States), but this share could increase significantly due to carbon-free targets and its suitability for applications like datacenters. (RBC Imagine™, *Nuclear revival is going to need a lot more uranium*, November 21, 2024) Based on datacenter power forecasts, each additional 10% of the energy mix derived from nuclear could translate into approximately 15 million pounds (+6%) of incremental uranium demand by 2040.

Emerging economies are also driving growth in the uranium and nuclear energy sectors as they invest in nuclear power to meet rising energy demands (see Figure 6) and support industrialization. (RBC Imagine™, *Nuclear revival is going to need a lot more uranium*, November 21, 2024) The emerging artificial intelligence datacenter build-out will need clean energy and nuclear could be a solution (see Figure 7). Further, nuclear energy currently represents ~10% of global electricity supply (~19% of US) but could be a significantly greater % of new incremental supply, both due to carbon-free targets and beneficial use-cases such as datacenters. Based on datacenter power forecasts, each ~10% of the energy mix coming from nuclear could correspond to ~15Mlbs (+6%) of incremental uranium demand by 2040.





(Figure 6. Historical Electricity Demand Along With Project Electricity Demand Forecast)



Source: RBC Capital Markets estimates, AvidThink, DigitalBridge, IEA

(Figure 7. Global compute demand from AI driving datacenter growth)

Our Sourcing and Suppliers

We are currently in the process of evaluating drilling companies, geological consultants, permitting experts, metallurgical test work firms and engineering firms to provide us with services as we continue to explore and develop the Aurora Uranium Project.

Our Customers

We do not have any customers at this time, and do not expect to generate sales or revenue for the foreseeable future. We intend to open dialogues with utility companies as our development progresses and with potential end users of nuclear energy, such as data centers, in the event we acquire SMR technology.

Our Sales and Marketing Efforts

Given the stage of our business, sales and marketing efforts consist primarily of our management attending conferences and industry events, and having regular meetings with industry professionals, investment banks, the owners of other assets and related technologies, and other potential business partners.

Our Growth Strategies

To expand our business, we intend to focus on:

- the conversion of the historical resource at the Aurora Uranium Project into an SK-1300 compliant resource;

- the exploration and development of the Aurora Uranium Project and the expansion of the resource;

- the evaluation of opportunities to acquire other significant uranium properties in the United States located in Colorado, Utah, and Wyoming;

- the acquisition related technologies including SMR technology and uranium enrichment technology; and

- obtaining a public listing of our common stock on a recognized U.S. stock exchange

Our Competition and Competitive Strengths

The uranium industry is highly competitive, with established participants possessing greater financial resources, technical capabilities, and operational scale. We face competition in securing mineral rights, recruiting qualified personnel, and accessing capital. Certain competitors may benefit from diversified operations across related sectors, longer operating histories, intellectual property portfolios, and lower-cost production. These entities may also negotiate more favorable acquisition terms, execute strategic decisions rapidly, and allocate capital more effectively. Additionally, industry consolidation or partnerships could further enhance competitors' market positions. While many of our competitors operate globally, our primary domestic competitors include Energy Fuels Inc., UR Energy Inc., and EnCore Energy Corp.

We believe our 50.6 million pounds of JORC-compliant uranium resources in the U.S. position us to address critical domestic supply vulnerabilities while targeting larger-scale deposits through conventional mining methods. Unlike many competitors focused on in-situ recovery, we intend to leverage our conventional mining approach, which we believe enables access to higher-volume resources necessary to meet growing global uranium demand. Currently, the U.S. relies on imports for approximately 95% of its uranium consumption, primarily sourced from Kazakhstan, Russia, Canada, and entities linked to China (US Energy Information Administration, *Uranium Marketing Annual Report*, June 6, 2024). This reliance exposes the market to geopolitical risks, price volatility, and supply chain disruptions that we aim to mitigate through domestic production.

By advancing this substantial, economically viable U.S. resource, we intend to support federal energy independence priorities and position ourselves as a strategic partner in national energy security initiatives. We believe our focus on conventional mining differentiates our operational scale within the competitive landscape and aligns with long-term efforts to revitalize domestic uranium production.

Our Intellectual Property

The Company's intellectual property primarily consists of acquired data. We have not taken any steps to protect our intellectual property at this time; however, the protection of our intellectual property and all corresponding rights throughout the world, including any future trademarks, service marks, trade dress, logos, trade names, domain names, goodwill, patents, copyrights, works of authorship (whether or not copyrightable), software and trade secrets, know-how, and proprietary and other confidential information, together with all applications, registrations, renewals, extensions, improvements, and counterparts in connection with any of the preceding, is essential to the success of our business. We may also seek to protect our intellectual property rights by filing applications in various copyright, patent, trademark, and other government offices, as applicable, and relying on applicable laws and regulations in the United States, as well as a variety of administrative procedures. We may have a program to continue to secure, police, and enforce trademarks, service marks, trade dresses, logos, trade names, and domain names that correspond to our brands in markets of interest. We may file patent applications in international jurisdictions covering specific aspects of our proprietary technology and innovations. We may also rely on contractual restrictions to protect our proprietary rights where appropriate when offering or procuring products and services. We may institute a policy requiring key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. As our business grows, we expect to increase our focus on protecting our intellectual property rights.

Our Properties

We primarily operate out of a shared office space in Vancouver, British Columbia, where most of our management is based. We also maintain a Reno, Nevada office to provide a workspace for management during visits to asset sites. However, office space is not critical to our operations since our management team can work from anywhere.

Human Capital

As of the date of this offering, we had no full-time or part-time employees. Our Chief Executive Officer, Chief Financial Officer, Vice President of Development and three non-executive officers are engaged as independent contractors.

Indebtedness

We do not have any indebtedness as of the date of this offering

Legal Proceedings

We may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition, or operating results.

Seasonality

Seasonal fluctuations, such as extreme weather conditions, can disrupt our mining operations, leading to operational delays, increased costs, and reduced productivity. These disruptions may hinder our ability to meet production targets, maintain steady revenue streams, and achieve our strategic growth objectives. Additionally, seasonal variations in demand within the nuclear energy sector could affect our sales and profitability.

Government Regulations

The Aurora Uranium Project is subject to extensive laws and regulations overseen and enforced by multiple federal, state, and local authorities. These laws govern exploration, construction, extraction, recovery, processing, exports, taxes, labor standards, occupational health and safety, waste disposal, environmental protection and remediation, the safeguarding of endangered and protected species, the handling of toxic and hazardous substances, and other matters. Activities involving uranium minerals, such as exploration, extraction, recovery, and processing, carry specific risks and potential liabilities related to perceived environmental impacts and waste disposal. Compliance with these laws and regulations may impose substantial costs on our company and expose us to significant potential liabilities. Any changes to the regulatory framework, or shifts in regulatory attitudes or interpretations, could require us to expend significant resources to address new rules or standards, which could have a material adverse effect on our business operations. Nonetheless, maintaining compliance with government regulations, including environmental requirements, is intrinsic to our daily operations at the Aurora Uranium Project and factors into all our major capital expenditures, project assessments, and cost and earnings projections. We do not believe that these regulatory requirements place us at a competitive disadvantage relative to other uranium mining companies operating in the United States, as our competitors face similarly rigorous federal, state, and local regulations.

Environmental Regulations

Our operations at the Aurora Uranium Project in Malheur County, Oregon, are subject to federal, state, and local environmental regulations governing exploration, development, and potential future extraction activities. These laws and permitting requirements address emissions, water quality, waste management, site reclamation, and worker safety, among other factors. Compliance with these regulations may increase operational costs, delay timelines, or impose restrictions on our activities. At the federal level, uranium recovery is regulated by the Nuclear Regulatory Commission, or NRC, under the Atomic Energy Act. However, Oregon is an NRC Agreement State, delegating primary regulatory authority to the Oregon Health Authority, or OHA, for licensing and oversight of radioactive materials, including uranium. This requires adherence to OHA-administered standards, which incorporate NRC rules, such as licensing for uranium recovery facilities, groundwater protection through permits like the Groundwater Discharge Permit, or GWDP, and air quality controls managed by the Oregon Department of Environmental Quality referred to as the DEQ.

As the project advances, we will engage with multiple agencies, including the U.S. Bureau of Land Management, or BLM, for public land use compliance, the EPA for emissions standards, and the Mine Safety and Health Administration, or MSHA, for worker safety protocols. Oregon also mandates rigorous site reclamation plans under the Mineral Land Regulation and Reclamation, or MLRR, Program, enforced by the Oregon Department of Geology and Mineral Industries, or DOGAMI. This program requires financial assurances to ensure post-operational environmental restoration. To date, exploration activities on the property have complied with all applicable regulations without material deviations from industry cost norms. However, future phases, such as extraction or processing, would require additional permits (e.g., DEQ's 700-PM Water Quality General Permit for mining discharges), heightened oversight, and potentially more stringent safeguards, introducing risks of delays or cost escalations. We intend to collaborate proactively with regulators, including OHA, DEQ, and DOGAMI, to align the project with evolving standards. While we do not believe that any material compliance issues have arisen thus far, the dynamic regulatory landscape in Oregon and at the federal level necessitates ongoing diligence to mitigate risks. Changes in policy (e.g., updates to Oregon's radioactive materials licensing fees), permit approval timelines, or legal challenges could impact our plans. The project's location in a jurisdiction without uranium mining moratoriums positions it favorably, but proactive engagement with stakeholders and regulators remains critical to advancing our mission of becoming a reliable domestic uranium supplier.

MANAGEMENT

Our Directors and Executive Officers

The following table sets forth the name and position of each of our officers, directors, and significant employees. The term "officer" means a president, vice president, secretary, treasurer, principal financial officer, comptroller, principal accounting officer, and any person routinely performing similar functions.

Name	Age	Position
Mark Mukhija	39	Chief Executive Officer and Director
Yana Popova	43	Chief Financial Officer and Secretary
Kuljit Basi	42	Vice President of Project Development and Director

Mark Mukhija has been our Chief Executive Officer and a member of our board of directors since December 2023. Mr. Mukhija has also served as the Global Head of Business Development for Plotlogic, a mining technology company which utilizes artificial intelligence technology aimed at sustainably increasing mineral production and reducing waste from June 2023 to July 2024. Before that, from January 2020 to May 2023, Mr. Mukhija served as General Manager - Australia of Motion Metrics Pty Australia Ltd., an industrial artificial intelligence and machine learning company catering to the mining industry with a specific focus on safety and productivity. Mr. Mukhija obtained a Bachelor of Applied Science in Mining Engineering from the University of British Columbia in 2007. He Holds a Professional Engineer designation and has passed Level I of the CFA Program.

Yana Popova has been our Chief Financial Officer and Secretary since October 17, 2024. Ms. Popova has also served as the principal of 727 Consulting Ltd., a company that provides financial reporting and accounting services to public and private entities, since November 2022. Before that, from November 2020 to August 2023, Ms. Popova served as Chief Financial Officer of Pure Extracts Technologies Corp., where she was responsible for management of financial operations, regulatory compliance, and strategic financial planning. Ms. Popova obtained a Bachelor of Commerce from the University of Toronto in 2005 and earned her Certified Public Accountant designation in 2019.

Kuljit Basi has been a member of our board of directors since October 17, 2024. Mr. Basi has also served as the Chief Executive Officer and a director of Modern Mining Technology Corp., a company focused on sustainably extracting precious metals from electronic waste, since March 2022, and as the Executive Chairman and a director of Tactical Resources Corp., a mining exploration company focused on the exploration and development of assets prospective for rare earth elements, since November 2020. Mr. Basi obtained a Bachelor of Applied Science in Mining and Mineral Process Engineering with a minor in Commerce from the University of British Columbia in 2006.

Management Compensation

On January 1, 2024, we entered into a consulting agreement with Mark Mukhija, our Chief Executive Officer. Under the agreement, Mr. Mukhija receives a monthly fee in exchange for his provision of Chief Executive Officer services to our company. The consulting fee paid to Mr. Mukhija escalates quarterly beginning on its effective date: $3,750 per month for the first three months, $7,500 per month for the fourth through sixth months, $11,250 per month for the seventh through ninth months, and $15,000 per month beginning in month ten. Further, if the Company completes an initial public offering or lists its shares on a U.S. national securities exchange, Mr. Mukhija will receive a one-time $25,000 cash payment at the time of listing, subject to acceleration by our board of directors. He is also eligible to participate in the Company's future equity incentive plan, with an initial grant of 1,000,000 stock options at a board-determined exercise price. We will also reimburse Mr. Mukhija for pre-approved business expenses, provided they are documented in accordance with our company policy. Mr. Mukhija receives no additional compensation for serving on the Board of Directors. The agreement may be terminated immediately for cause, by either party with 30 days' written notice, or automatically upon bankruptcy, dissolution, or Mr. Mukhija's death. The consulting agreement includes standard confidentiality, invention assignment, and indemnification provisions.

On April 1, 2024, we entered into a consulting agreement SVK Metrix Inc., a British Columbia corporation owned by Kuljit Basi. Pursuant to that agreement, we pay SVK Metrix Inc. a consulting fee to compensate it for the provision of Mr. Basi's Vice President - Project Development services to our company. Further, we agreed to reimburse Mr. Basi for pre-approved business expenses, provided they are documented in accordance with our company policy. Mr. Basi receives no additional compensation for serving on the Board of Directors. Our agreement with SVK Metrix Inc. may be terminated immediately for cause, by either party with 30 days' written notice, or automatically upon bankruptcy, dissolution, or upon Mr. Basi's death. The consulting agreement includes standard confidentiality, invention assignment, and indemnification provisions.

On October 1, 2024, we entered into a consulting agreement 727 Consulting Ltd, a British Columbia corporation owned by Yana Popova. Pursuant to that agreement, we pay 727 Consulting Ltd. a fee of $15,000 per month to compensate it for the provision of Ms. Popova's Chief Financial Officer services to our company. Further, we agreed to reimburse Ms. Popova for pre-approved business expenses, provided they are documented in accordance with our company policy. Our agreement with 727 Consulting Ltd. may be terminated immediately for cause, by either party with 30 days' written notice, or automatically upon bankruptcy, dissolution, or upon Ms. Popova's death. The consulting agreement includes standard confidentiality, invention assignment, and indemnification provisions.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the name and ownership level as of the date of this Offering Statement, of each director and executive officer of our company, and each person that is the beneficial owner of more than 20% or more of our outstanding voting equity securities, calculated on the basis of voting power. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of our shares if such person or any member of such group has the right to acquire a number of our shares within sixty days.

Name of Beneficial Owner	Shares Beneficially Owned Prior to The Offering [1]		Shares Beneficially Owned Following The Offering [1], [2]	
	Shares	% of Votes	Shares	% of Votes
Mark Mukhija, Chief Executive Officer and Director [3]	1,837,136	1.8	1,837,136	1.7
Yana Popova, Chief Financial Officer and Secretary [4]	1,428,566	1.4	1,428,566	1.3
Kuljit Basi, Vice President of Project Development and Director [5]	3,673,455	3.6	3,673,455	3.4
All directors and executive officers as a group	**6,939,157**	**6.9**	**6,939,157**	**6.4**
Blue Bird Capital Corp.[6]	36,279,454	35.9	36,279,454	33.2

* Less than 1%

(1) Based on 100,914,753 shares issued and outstanding as of the date of this Offering Statement.

(2) Based on 109,111,474 shares issued and outstanding after the Offering assuming we raise the maximum offering amount but not including the shares we are offering for sale in our concurrent offerings under Rule 506(c) of Regulation D and pursuant to Regulation S, promulgated under the Securities Act. See "*Risk Factors – Risks Related To This Offering and Ownership of Our Shares – This offering and our concurrent offerings under Rule 506(c) of Regulation D and Regulation S may be integrated pursuant to Rule 152 of the Securities Act if we fail to ensure compliance with the requirements of each exemption and or the applicable safe harbors from the registration requirements of the Securities Act under Rule 152*" and "*Risk Factors – Risks Related To This Offering and Ownership of Our Shares – You will incur immediate and substantial dilution to the value of the shares you purchase in this offering, and your ownership interest may continue to be diluted in the future*" for more information. As of the date of this offering statement, we have not sold any shares in our concurrent private placements, which began on March 17, 2025.

(3) Mark Mukhija, our Chief Executive Officer and a member of our Board, owns a total of 1,837,136 shares. See "*Related Party Transactions*" for more information.

(4) Yana Popova, our Chief Financial Officer and Secretary, beneficially owns a total of 1,428,566 shares. See "*Related Party Transactions*" for more information.

(5) Kuljit Basi, our Vice President of Project Development and a member of our Board, beneficially owns a total of 3,673,455 shares. See "*Related Party Transactions*" for more information.

(6) Blue Bird Capital Corp. is a Bahamas corporation with its principal executive offices located at 17 Greenwood Road, Nassau, The Bahamas. Blue Bird Capital Corp. is beneficially owned by Justus Parmar, who holds sole dispositive power to vote the shares owned by Blue Bird Capital Corp. See "*Related Party Transactions*" for more information.

RELATED PARTY TRANSACTIONS

The following is a description of any transaction since the beginning of the our last fiscal year, or any currently proposed transaction, to which we are or will be a party to and the amount involved exceeds five percent of the aggregate amount of capital raised under Regulation Crowdfunding during the preceding 12-month period, inclusive of the amount the we seek to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of our directors or officers; any person who is the beneficial owner of 20% or more of our outstanding shares, calculated on the basis of voting power; any of our promoters; or any immediate family member of any of the foregoing persons, had or is to have a direct or indirect material interest:

- On December 14, 2023, we issued 408 shares to Mark Mukhija, our Chief Executive Officer, in connection with our formation under the law of the state of Delaware. Mr. Mukhija paid a total of $1.00 for these shares. This issuance was exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof.

- On February 8, 2024, as a part of an exempt offering of our shares to several purchasers, we issued 1,428,566 shares, for $0.0025 per share to 1143373 BC Ltd., a company controlled by Yana Popova, our Chief Financial Officer, for gross proceeds of $3,500. This offer of our shares was exempt from registration under the Securities Act pursuant to Section 4(a)(2). See "*Description of Our Securities – Three-Year History of Exempt Offerings*" for more information.

- On February 8, 2024, as a part of an exempt offering of our shares to several purchasers, we issued 408,162 shares, for $0.0025 per share to SVK Metrix Inc., a company controlled by Kuljit Basi, a director of our company, for gross proceeds of $1,000. This offer of our shares was exempt from registration under the Securities Act pursuant to Section 4(a)(2). See "*Description of Our Securities – Three-Year History of Exempt Offerings*" for more information.

- On February 8, 2024, as a part of an exempt offering of our shares to several purchasers, we issued 35,979,454 shares, for $0.0025 per share to Blue Bird Capital Corp., a company controlled by Justus Parmar, a beneficial owner of more than 20% of our voting securities, for gross proceeds of $88,150. This offer of our shares was exempt from registration under the Securities Act pursuant to Section 4(a)(2). See "*Description of Our Securities – Three-Year History of Exempt Offerings*" for more information.

- On August 7, 2024, we issued 1,428,566 shares to Mark Mukhija, our Chief Executive Officer, at $0.0025 per share, for gross proceeds of $3,500, in an exempt offering under Section 4(a)(2) of the Securities Act.

- On October 15, 2024, as a part of an exempt offering of our shares to several purchasers, we issued 408,162 shares, for $0.0025 per share to Mark Mukhija, our Chief Executive Officer, for gross proceeds of $1,000. This offer of our shares was exempt from registration under the Securities Act pursuant to Section 4(a)(2). See "*Description of Our Securities – Three-Year History of Exempt Offerings*" for more information.

- On October 15, 2024, as a part of an exempt offering of our shares to several purchasers, we issued 3,265,293 shares, for $0.0025 per share to SVK Metrix Inc., a company controlled by Kuljit Basi, a director of our company, for gross proceeds of $8,000. This offer of our shares was exempt from registration under the Securities Act pursuant to Section 4(a)(2). See "*Description of Our Securities – Three-Year History of Exempt Offerings*" for more information.

- On December 1, 2024, the Company issued a discretionary bonus of 300,000 shares to Blue Bird Capital Corp., a company controlled by Justus Parmar, a beneficial owner of more than 20% of our voting securities, pursuant to the terms of the consulting agreement with Blue Bird Capital Corp. dated January 1, 2024.

TERMS OF THE OFFERING

This is an offering of our common stock for $0.61 per share, for a minimum offering amount of 32,787 shares for gross proceeds of $20,000.07 and a maximum offering amount of 8,196,721 shares for gross proceeds of $4,999,99.81. The minimum amount you may invest in this offering is $500.20 for 820 shares. The purpose of the Offering is to raise capital for our mining and energy metals business, working capital, and general operating purposes. See "*Use of Proceeds*" for more information. You should note that the price of our shares being sold in this offering was arbitrarily determined by our management. See "*Risk Factors - There has been no independent valuation of our shares, which means that such shares may be worth less than the Offering price in this offering*" for more information.

We will pay the Platform a commission equal to 7% of the aggregate amount raised in the Offering through the sale of our shares and will issue to the Platform a number of shares that is equal to 7% of the total shares sold in the Offering, upon its final closing.

Subscription Process

Your investment in our shares will be completed through our intermediary, Equifund Crowd Funding Portal, Inc., on our intermediary's Platform located at www.Equifund.com. To participate in this offering and purchase our shares, you must have an active account with the intermediary on the Platform. Upon our acceptance of your subscription agreement and your delivery of your investment funds into the escrow account, you will be able to download a fully signed copy of the subscription agreement showing the principal amount invested by you. Thereafter, you must wait until we perform a closing on your investment funds and issue shares to you, you cancel your investment commitment, or we terminate this offering , in each case in accordance with the terms set forth below and within the subscription agreement.

Pursuant to our agreement with our intermediary, we paid them a one-time due diligence fee of $20,000, are required to pay them a cash commission equal to 7.0% of gross proceeds raised in the Offering and will issue them an amount of shares equal to 7.0% of the total shares issued in this offering on its final closing date.

If you participate in this offering, you will acquire our shares pursuant to a subscription agreement which is not binding until accepted by us with 15 days of our receipt thereof. We reserve the right to reject in our sole and absolute discretion, any or all of your investment commitment and subscription agreement. If we (i) reject any or all of your investment commitments; or (ii) terminate this offering prior to closing on your investment; or (iii) you cancel your investment commitment for any reason at any time, but no less than 48 hours prior to a closing of this offering following our acceptance of your subscription agreement, then we will cause our Escrow Agent to refund your investment without deduction for any fee, commission, or expense, and without accrued interest with respect to any money we received. You may cancel your subscription for our shares by sending an email to support@equifund.com, stating your intent to cancel your investment and signed subscription agreement. Thereafter, your investment commitment and signed subscription agreement will be considered cancelled, and you will be contacted directly by our Intermediary with any further information.

If there is a material change to the terms of this offering or to the information we provide you in connection with this offering, our intermediary will send you and each other investor in this offering a notice of the material change which informs that your investment commitment will be cancelled unless you reconfirm such investment commitment within five business days. If you or any other investor in this offering fails to reconfirm your investment commitment within the reconfirmation period, your investment commitment will be cancelled automatically, our intermediary will send you notification that we cancelled your investment commitment, and we will cause our Escrow Agent to refund your investment funds. If the Company fails to raise the Minimum Offering Amount by March 19, 2026, all investment commitments will be automatically cancelled, and our Escrow Agent will direct refunds of all canceled investment commitments within five business days.

Early Closing

We reserve the right to close this offering at any time if the following conditions are met: (1) we have raised at least $20,000, the minimum offering amount; (2) the Offering has been open for at least 21 days prior to the early closing and will remain open for at least 21 days after such closing; and (3) if the closing does not relate to the maximum offering amount of $5,000,000, our intermediary must notify current and potential investors, including those with investment commitments, of: (a) the proposed closing date; (b) their right to cancel commitments until 48 hours prior to closing; (c) whether we will accept commitments within 48 hours of closing; and (d) the requirement that closing occurs no sooner than five business days after such notice is provided.

The following is a summary of the important terms of our authorized capital stock, including the shares. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation and bylaws.

DESCRIPTION OF OUR SHARES

We are authorized to issue 350,000,000 shares of common stock, par value $0.0001 per share, which we refer to in this Offering Statement as the shares, and 50,000,000 shares of preferred stock. As of the date of this Offering Statement, there are 100,914,753 shares issued and outstanding, and no shares of preferred stock issued and outstanding. All our shares that are issued and outstanding have been or will be validly issued, fully paid, and non-assessable. Additionally, we do not have any outstanding warrants, stock options, rights, or commitments to issue common equity or other equity securities of our company, and except as otherwise stated herein, there are no outstanding securities convertible or exercisable into or exchangeable for our shares or other of our equity securities.

On October 17, 2024, the Company completed a conversion into a Nevada corporation, referred to as the Conversion, under the name Eagle Energy Metals Corp. pursuant to a plan of conversion. Each common share outstanding, par value of $0.0001 per share, of the Company as a Delaware entity was converted into 4.081617 common shares, par value of $0.0001 of the Company as a Nevada entity.

Assuming we raise the maximum offering amount in this offering but not including the shares we are offering for sale in our concurrent offerings under Rule 506(c) of Regulation D and pursuant to Regulation S, promulgated under the Securities Act, we will have 109,111,474 shares issued and outstanding. See "*Risk Factors – Risks Related To This Offering and Ownership of Our Shares – This offering and our concurrent offerings under Rule 506(c) of Regulation D and Regulation S may be integrated pursuant to Rule 152 of the Securities Act if we fail to ensure compliance with the requirements of each exemption and or the applicable safe harbors from the registration requirements of the Securities Act under Rule 152*" and "*Risk Factors – Risks Related To This Offering and Ownership of Our Shares – You will incur immediate and substantial dilution to the value of the shares you purchase in this offering, and your ownership interest may continue to be diluted in the future*" for more information. As of the date of this offering statement, we have not sold any shares in our concurrent private placements, which began on March 17, 2025.

Preferred Stock

Our articles of incorporation authorize our board to issue up to 50,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. You should note that our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock, and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Common Stock

The holders of our common stock, which we refer to in this Offering Statement as the shares, and each individually as a share, are entitled to one vote per share held of record on all matters submitted to a vote of the shareholders, voting together as a single class. Under our articles of incorporation and bylaws, any corporate action to be taken by vote of our shareholders, other than for the election of directors, will be authorized by the affirmative vote of a majority of votes cast. Our directors are elected by a plurality of votes, and our shareholders do not have cumulative voting rights.

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our shares are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution, or winding up, holders of our shares will be entitled to share ratably in the net assets legally available for distribution to our shareholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock. If we issue any shares of preferred stock in the future, such shares of preferred stock may entitle the holders thereof to a preference in the payment of amounts owed to them in the event of a liquidation or dissolution such that investors in this offering may not receive as large portion of or any of the assets, including any cash, to be distributed in liquidation or dissolution of our business, if any.

Our shares do not have preemptive, conversion, or subscription rights, and there is no redemption or sinking fund provisions applicable to the shares. The rights, preferences, and privileges of our shareholders are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate from time to time. We may not alter the rights associated with the shares without the consent of a majority of the shareholders. Our shares do not have anti-dilution rights, rights of first refusal, or co-sale rights associated therewith, which means that corporate actions, including additional issuances of securities, issuer repurchases or redemptions of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that you may eventually have via your investment in our shares. Further, if future issuances of shares or securities convertible into shares are accomplished at a lower valuation than the valuation used for your shares in this offering, for example, a down round, then your valuation will remain the same as you have no price based anti-dilution protection and do not have the right to participate in any future offerings of our equity securities or shares.

Transferability

You may not directly or indirectly sell, assign, transfer, mortgage, pledge, encumber, hypothecate, or otherwise dispose of, whether voluntarily, by law or otherwise all or any of your shares without our prior written consent, which may be given or withheld in our sole and absolute discretion. You may make a request to transfer your shares to our address which is set forth on the cover page of this Offering Statement. Although we may consider your request to transfer your shares, such a request will not be granted during the one-year period beginning when the shares were issued, unless such shares are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offer registered with the SEC; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

For purposes of these restrictions, you should note that the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller of our shares reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. You should also note that the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter- in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships, and the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Market Standoff

Pursuant to the subscription agreement for this offering, as a participant, you will agree that if we or any representative of the broker-dealers, referred to as the managing broker-dealer, request it in connection with any underwritten public or Regulation A+ offering of our securities under the Securities Act, then you will not sell or transfer any shares or other securities of our company during the 30-day period before and the 270-day period following the effective date of a registration or offering statement filed under the Securities Act for any such public or Regulation A+ offering, or for a shorter period if requested by the managing broker-dealer and agreed to by us, which we refer to as the market standoff period. During and until the end of the market standoff period, we may impose stop-transfer instructions on the securities subject to these restrictions. In consideration of this agreement, you will also appoint our Chief Executive Officer as your true and lawful attorney, granting our Chief Executive Officer full power and authority to execute and deliver all necessary documents and instruments and to take all other actions required in connection with the issuance of our common stock pursuant to any lock-up agreement needed under an underwriting agreement for any initial public offering. You should note that this appointment is irrevocable, coupled with an interest, and subject to the terms and conditions of the proxy, discussed below. See "*Risk Factors – The market standoff provision in the subscription agreement for this offering may limit your ability to sell or transfer your shares*" for more information.

Proxy

The subscription agreement for this offering which you will sign if you participate also includes a proxy provision that grants our Chief Executive Officer the authority to vote on your behalf as a shareholder. Under this provision, our Chief Executive Officer, or the successor thereto or assignee thereof, will have the power to vote all of your shares and the shares held by each other participant in this offering, execute consents, and take any action necessary as deemed appropriate in their sole discretion, which may include voting against a proposal which would result in an acquisition of our Company by a third party. Moreover, the proxy is irrevocable and coupled with an interest, meaning it survives the death or incapacitation of the shareholder or the reorganization of an entity holding our shares. The proxy terminates upon the earliest of a public offering, registration of our shares under the Exchange Act, or five years from the execution of the subscription agreement. Additionally, our Chief Executive Officer is indemnified against any losses arising from actions taken in good faith under the proxy, with limited exceptions for gross negligence or willful misconduct. See "*Risk Factors – Certain provisions of our articles of incorporation and bylaws, the Nevada Revised Statutes, and the subscription agreement you will sign as a condition to your participation in this offering may have the effect of discouraging or delaying a change in control of our company*" for more information.

Anti-Takeover Provisions in Our Governing Documents and Under the Nevada Revised Statutes

Certain provisions of the Nevada Revised Statutes, our articles of incorporation, and our bylaws could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our shareholders. Such provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company. See "*Risk Factors – Risks Related To This Offering and Ownership of Our Shares – Certain provisions of our articles of incorporation and bylaws, the Nevada Revised Statutes, and the subscription agreement you will sign as a condition to your participation in this offering may have the effect of discouraging or delaying a change in control of our company*" for more information.

2025 Equity Incentive Plan

The following is a summary of the principal features of the Eagle Energy Metals Corp. 2025 Equity Incentive Plan. The purpose of our equity incentive plan is to advance our interests and the interests of our shareholders by providing an incentive to attract, retain, and reward persons performing services for us, and by motivating such persons to contribute to our growth and profitability. The maximum number of shares that we may issue via the plan's administrator pursuant to awards granted under our equity incentive plan is 15,137,213 shares, subject to certain automatic increases except that the maximum number of shares that we may issue incentive stock options is equal to the maximum number of shares available for issuance under our equity incentive plan without taking into account any automatic increases in the share reserve of that plan. We have not granted any awards under our equity incentive plan as of the first date listed in this Offering Statement.

Our Board and our shareholders holding a majority of our issued and outstanding shares approved the Eagle Energy Metals Corp. 2025 Equity Incentive Plan on March 10, 2025, and March 18, 2025, respectively.

Administrator

Our board of directors administers our equity incentive plan and holds the authority to grant awards in accordance with the plan's terms. However, we may establish a compensation committee of our board of directors which would take over as administrator of our equity incentive plan. In any case, the administrator of our equity incentive plan may:

- Select the individuals who may receive awards.

- Determine the timing and type of awards, whether these are incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards, cash-based awards, performance share awards, performance compensation awards, or a combination of these.

- Decide how many shares each award will cover.

- Set and adjust the terms and conditions of any award, including any restrictions, as long as these terms align with the plan. These conditions may vary between individual awards and recipients, and the board also approves the forms of award certificates.

- Accelerate the exercisability or vesting of all or part of any award at any time.

- Extend the period in which stock options may be exercised, subject to the plan's provisions.

- Adopt, modify, and repeal rules, guidelines, and practices for administering the plan as they see fit. They interpret the plan's terms and any related awards, make all necessary determinations for the plan's administration, resolve any disputes related to the plan, and oversee the overall administration.

All decisions and interpretations made by the administrator are binding on all individuals, including our company and those who receive awards under the plan. Persons eligible to receive awards under our equity incentive plan include our full or part-time officers and other employees, directors, non-employee directors, and consultants and those of our subsidiaries, if any, as are selected from time to time by the administrator in its sole discretion.

Available Awards

Our equity incentive plan authorizes our board of directors, as the administrator, to issue a variety of awards. These include incentive stock options, non-qualified stock options, stock appreciation rights, restricted awards, performance share awards, and performance compensation awards. Below is a description of each type of award:

Stock Options

Stock options and SARs will be evidenced by award certificates specifying the number of shares covered thereby, in such form as the plan administrator shall from time to time establish. Stock options granted under the plan may be either incentive stock options or non-qualified stock options. Incentive stock options may be granted only to our employees or employees of our subsidiaries so long as the subsidiary is a "subsidiary corporation" within the meaning of Section 424(f) of the Internal Revenue Code. If an option does not meet the requirements to qualify as an incentive stock option, it will automatically be treated as a non-qualified stock option. Stock options granted under our equity incentive plan will be subject to the terms and conditions that our board of directors, as the plan's administrator, considers appropriate. Additionally, if our board decides, stock options may be offered in place of cash compensation at the optionee's discretion, subject to the terms and conditions that our board establishes.

The exercise price for each stock option under our equity incentive plan will be set at the discretion of our board of directors, acting as the plan administrator. However, the exercise price per share must be at least equal to the fair market value of a share of our common stock on the option's effective date. For incentive stock options granted to individuals who own ten percent or more of our company, the exercise price must be at least 110% of the fair market value on the grant date. There is an exception however, that a stock option may be granted with a lower exercise price if it is issued as part of an assumption or substitution for another option in compliance with Section 424(a) of the Internal Revenue Code. Stock options will become exercisable at the times determined by our board at or after the grant date; provided that our board may accelerate the exercisability of any stock option, in whole or in part, at any time. Additionally, option holders will have shareholder rights only for shares they have acquired through the exercise of a stock option, not for unexercised options.

The term of each stock option will be determined by our board but cannot exceed ten years from the date of grant. For incentive stock options granted to individuals who own ten percent or more of our company, the term is limited to five years from the grant date. Stock options may be exercised, in whole or in part, by providing written or electronic notice of exercise to us, specifying the number of shares to be purchased, unless otherwise stated on the award certificate.

Stock Appreciation Rights

A stock appreciation right, or SAR is an award that entitles the recipient to receive shares of our stock—or cash, if explicitly stated in the award certificate—equal in value to the difference between the fair market value of a share on the exercise date and the exercise price of the SAR, multiplied by the number of shares the SAR covers. The exercise price of a SAR will be no less than 100% of the fair market value of our stock on the grant date. Our board of directors, as the plan administrator, may grant SARs independently of any stock option.

Restricted Stock Awards

A restricted stock award grants shares that are subject to certain restrictions and conditions, which our board of directors, acting as the plan administrator, determines at the time of the grant. These conditions may be based on continued employment (or another service relationship) and/or the achievement of specific pre-established performance goals and objectives. Once the restricted stock award is granted and any applicable purchase price is paid, the grantee will have shareholder rights concerning voting and dividends on the restricted shares. However, if the removal of restrictions is tied to achieving performance goals, any dividends paid during the performance period will accrue and will only be paid to the grantee if and when those performance goals are met.

Our restricted shares cannot be sold, assigned, transferred, pledged, or otherwise encumbered or disposed of, except as specifically allowed by the plan or the restricted stock award certificate. At the time of the grant, our board will specify the date(s) and/or the attainment of pre-established performance goals, objectives, and other conditions that will cause the restrictions on transferability and our right of repurchase or forfeiture to lapse. Once these date(s) are reached, and/or the performance goals, objectives, and conditions are met, the shares will no longer be restricted and will be considered fully vested.

Restricted Stock Units

A restricted stock unit, or RSU, is an award of stock units that may be settled in shares of our stock—or cash, if explicitly provided for in the award—upon the satisfaction of specific restrictions and conditions determined at the time of the grant. These conditions may be based on continued employment or another service relationship and/or the achievement of pre-established performance goals and objectives. The terms and conditions for each RSU award are set by our board of directors, acting as the plan administrator, and may vary among individual awards and grantees.

Unless the RSU has a deferred settlement date that complies with Section 409A of the Internal Revenue Code, the RSUs, to the extent vested, will be settled in the form of shares of stock at the end of the vesting period. RSUs with deferred settlement dates are subject to Section 409A and will include additional terms and conditions as determined by our board to comply with those requirements. Our board may, at its discretion, allow a grantee to elect to receive a portion of their future cash compensation in the form of RSUs. Such an election must be made in writing and submitted to us by the date specified by our board, following Section 409A and other rules and procedures established by the board. Our board has the sole discretion to determine whether to permit these elections and under what circumstances, as well as to impose any limitations and additional terms and conditions as it deems appropriate.

RSUs elected to be received in lieu of cash compensation will be fully vested unless otherwise specified in the award certificate. If a grantee's employment or service relationship with us and our subsidiaries ends for any reason, all unvested RSUs will automatically terminate.

Performance Awards

A performance award grants shares of our stock based on the achievement of specific, pre-determined performance goals or metrics, such as earnings per share, revenue growth, or total shareholder return. Our board of directors, acting as the plan administrator, has the discretion to determine:

- The number of shares of common stock or stock-denominated units subject to a performance award granted to any participant.
- The performance period applicable to the award.
- The conditions that must be met for a participant to earn the award.
- The other terms, conditions, and restrictions of the award.

The number of performance shares a participant earns will depend on the extent to which the performance goals set by our board are achieved during the applicable performance period. No payout will be made for any performance award unless our board provides written certification that the minimum threshold performance goals have been met.

Performance Compensation Awards

Our board of directors, as the plan administrator, has the authority to designate any award described in our equity incentive plan (except for options and stock appreciation rights granted with an exercise price equal to or greater than the fair market value per share on the grant date) as a "Performance Compensation Award" at the time of grant. Additionally, the administrator can award a cash bonus to any participant and designate it as a Performance Compensation Award. Within the first 90 days of a performance period—or another time frame determined by the administrator—the board will designate which participants are eligible to receive Performance Compensation Awards for that period. For each performance period, the administrator has full discretion to:

- Select the length of the performance period, which must be at least one fiscal quarter in duration.

- Determine the type(s) of Performance Compensation Awards to be issued.
- Establish the performance criteria that will be used to set the performance goals.
- Define the kind(s) and level(s) of performance goals that will apply to those awards.

Other Material Provisions

Awards under our equity incentive plan will be documented in a written agreement, in a form approved by our board of directors, who serve as the plan administrator. In the event of changes to our company's capitalization, such as stock splits, stock dividends, or similar recapitalizations, the administrator will make appropriate adjustments to the number of shares covered by outstanding awards or the exercise price of those awards. The administrator may also include provisions in the award agreement that allow for changes to the award in the event of a change of control of our company, such as accelerating the vesting schedule. Unless otherwise determined by the administrator at the time of the grant, awards are not transferable, except by will or the laws of descent and distribution. Before distributing any award, we may deduct or withhold the amount necessary to satisfy any employee withholding tax requirements. Our board has the authority to discontinue granting awards at any time. Additionally, the board can alter or amend the equity incentive plan or any outstanding award or terminate the plan for future grants. However, no amendment will be made without the approval of our shareholders if such approval is required by law or the rules of an applicable exchange. This includes amendments that would increase the number of shares available under the plan, change the eligibility criteria for awards, extend the time during which awards may be granted, or modify provisions of the plan related to amendments.

Other Exempt Offerings

We have conducted the following offerings of our securities pursuant to exemptions from the registration requirements of the Securities Act:

- On December 14, 2023, we issued 408 shares to Mark Mukhija, our Chief Executive Officer, in connection with our formation under the law of the state of Delaware. Mr. Mukhija paid a total of $1.00 for these shares. This issuance was exempt from registration pursuant to Regulation S of the Securities Act.

- On February 8, 2024, we completed a private placement of 89,081,291 shares, at $0.0025 per share, and raised gross proceeds of $218,249. The offering included sales to both U.S. and international investors pursuant to Section 4(a)(2) of the Securities Act, and Regulation S under the Securities Act, respectively.

- On August 7, 2024, we issued 1,428,566 shares to Mark Mukhija, our Chief Executive Officer, at $0.0025 per share, for gross proceeds of $3,500, in an exempt offering under Regulation S of the Securities Act.

- On October 15, 2024, we completed a private placement of 5,489,775 shares at a price of $0.0025 per share and raised gross proceeds of $13,450. The offering included sales to both U.S. and international investors pursuant to Section 4(a)(2) of the Securities Act, and Regulation S under the Securities Act, respectively. Mark Mukhija, our Chief Executive Officer, participated in this offering and purchased $408,162 shares for $1,000.

- Between December 18, 2024 and March 6, 2025, we completed private placements of 4,614,713 shares, at $0.61 per share, for gross proceeds of $2,814,975. The offering included sales to both U.S. accredited investors under Rule 506(b) of Regulation D, and international investors pursuant to Regulation S, each under the Securities Act.

Our Concurrent Offerings Under Rule 506(c) of Regulation D, and Regulation S

We are offering our shares in private placements concurrently with the Offering. Our concurrent offerings are private placements of shares, at $0.61 per share, pursuant to Rule 506(c) of Regulation D and Regulation S, each promulgated under the Securities Act. You should note that there are risks associated with running current exempt offerings. See "*Risk Factors – Risks Related To This Offering and Ownership of Our Shares – This offering and our concurrent offerings under Rule 506(c) of Regulation D and Regulation S may be integrated pursuant to Rule 152 of the Securities Act if we fail to ensure compliance with the requirements of each exemption and or the applicable safe harbors from the registration requirements of the Securities Act under Rule 152*" for more information. As of the date of this offering statement, we have not sold any shares in our concurrent private placements, which began on March 17, 2025.

The following discussion should be read in conjunction with the financial statements and related notes which have been prepared in accordance with US GAAP and are attached as an exhibit to this offering statement. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward- looking statements due to a number of factors, including those discussed in the sections titled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" appearing elsewhere in this proxy statement. All figures are in US dollars unless otherwise noted. Unless the context otherwise requires, for the purposes of this section, "Eagle Energy", "we", "us", "our", or the "Company" refer to Eagle Energy Metals Corp.

OUR FINANCIAL CONDITION

Eagle Energy Metals Corp. was founded and incorporated under the laws of the state of Delaware on December 14, 2023. Thereafter, On October 17, 2024, we completed a conversion into a Nevada corporation, which we refer to as the Conversion, under the name Eagle Energy Metals Corp, pursuant to which each share of our common stock, par value of $0.0001 per share, as a Delaware corporation then outstanding, was converted into 4.081617 shares of common stock, par value $0.0001 per share, of our company as a Nevada entity. All share amounts included in the financial statements attached to this Offering Statement reflect the prior conversion amount.

We have minimal operating history and no revenues to date, and we do not expect to generate revenues or achieve profitability for the foreseeable future. For the foreseeable future, we intend to focus on:

- converting our JORC 2012 resource estimate into an SK-1300 resource estimate for use in a Listing Event;

- the exploration and development of the Aurora Uranium Project and potential expansion of our resource estimate; and

- the evaluation of opportunities to acquire (i) other significant uranium properties in the United States located in Colorado, Utah, and Wyoming, and (ii) related technologies including SMR technology and uranium enrichment technology.

We anticipate requiring significant capital investment to advance our business.

Recent Developments

The Aurora Uranium Project

On November 18, 2024, we entered into Aurora Option Agreement with Aurora and its wholly owned subsidiary, Oregon Energy, which holds a 100% interest in the Aurora Uranium Project. The agreement grants us the exclusive option to acquire Oregon Energy, contingent on Aurora obtaining necessary shareholder and regulatory approvals, and our fulfillment of several conditions including the completion of an SK1300-compliant technical report, issuance of shares to Aurora valued at $16 million upon a Listing Event. The number of shares we will issue to Aurora will be adjusted based on uranium spot price fluctuations and the project's SK1300 resource estimates, potentially increasing their aggregate value to a maximum of $21 million. Additionally, upon completing a positive pre-feasibility study, we will issue Aurora an additional $5 million in shares. The agreement expires on May 18, 2025, unless extended for up to one year through additional cash payments and mining expenditure allocations. See "*Our Business – The Aurora Uranium Project – the Aurora Option Agreement*" for more information.

Termination of the Fish Lake Valley Property Option Agreement

On January 12, 2024, we entered into a property option agreement with Acme Lithium US Inc., granting us the exclusive option to acquire a number of lode claims located in Esmeralda County, Nevada, referred to as the Fish Lake Valley Property. The agreement was subsequently amended on June 14, 2024. Pursuant to the agreement, as amended, we paid $70,000 in acquisition costs, which were capitalized. On December 14, 2024, we elected not to make one of the required option payments, resulting in the automatic termination of the agreement. This decision was made to allow us to focus our resources on the Aurora Uranium Project and resulted in a $70,000 impairment charge to reflect the discontinuation of the project.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. During the period from December 14, 2023 (inception) through November 30, 2024, we recorded a net loss of $1,020,057 and had a stockholders' equity deficit of $623,569.

These factors raise significant doubt about our ability to continue as a going concern within one year after the date of the financial statements being issued, which is dependent on our ability to raise additional funds and implement our business plan. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Such adjustments could be material. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our shareholders, in the case of equity financing.

Results of Operations

The following is a discussion of certain information from our results of operations for the periods presented in our financial statements:

- *Revenues:* To date, we have not generated any revenue.

- *Compensation, Benefits, and Taxes:* These expenses include salaries, wages, performance incentives, and employer payroll taxes. For the period from December 14, 2023 (inception) through November 30, 2024, compensation, benefits, and tax expenses were zero.

- *General and Administrative Expenses:* General and administrative expenses include the costs of operating our business. For the period from December 14, 2023 (inception) through November 30, 2024, General and administrative expenses were $41,027.

- *Professional Fees:* Professional fees include legal fees, accounting fees for our reviews and audits, fees paid to our CEO and CFO, and other professional fees. Professional fees during the period from December 14, 2023 (inception) through November 30, 2024, were $758,143.

- *Travel and Entertainment:* Travel and entertainment expenses include the costs of flights, accommodation, and meals for our corporate team when they visit project sites and attend meetings and conferences. For the period from December 14, 2023 (inception) through November 30, 2024, travel and entertainment expenses were $123,483.

Off-Balance Sheet Arrangements

We have not entered into any material off-balance sheet arrangements such as guarantee contracts, derivative financial obligations, issued any contingent interests in assets transferred to unconsolidated entities, or with respect to any obligations under a variable interest equity arrangement.

Liquidity and Capital Resources

We continually monitor and manage cash flow to assess the liquidity necessary to fund operations and capital projects. We manage our capital resources and adjust them to take into account changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust our capital resources, we may, where necessary, control the amount of working capital, pursue financing or manage the timing of our capital expenditures. As of November 30, 2024, we had a working capital deficit of $623,569 (current assets of $1,144, less current liabilities of $624,713).

Our continuing operations are dependent upon our ability to obtain debt or equity financing until such time that we achieve profitable operations. There can be no assurance that we will gain adequate market acceptance for our products or be able to generate sufficient gross margins to reach profitability.

Since our inception, we have incurred operating losses and have experienced negative cash flows from operations. We do not anticipate that cash on hand will be adequate to satisfy our obligations in the ordinary course of business over the next 12 months. Based on this assessment, we have material uncertainties about our business that may cast substantial doubt about our ability to continue as a going concern. Accordingly, our ability to continue as a going concern is dependent upon our ability to raise sufficient funds to pay ongoing operating expenditures and to meet our obligations.

As of November 30, 2024, we had $717 in cash. We are actively managing current cash flows until we are profitable.

The following chart highlights our cash flow for the period indicated:

	For the period from December 14, 2023 (Inception) through November 30, 2024
	$
Net cash provided by (used in):	
Operating activities	(163,524)
Investing activities	(70,000)
Financing activities	233,667
Effects of foreign currency transactions on cash	574
Increase in cash	717

Cash Used in Operating Activities

Our net cash used in operating activities is primarily due to cash payments for operating expenses that we incur in the day-to-day operations of the business. Net cash used in operating activities for the period from December 14, 2023 (inception) through November 30, 2024, was $163,524. The loss for the period from December 14, 2023 (inception) through November 30, 2024, of $1,020,057 was offset by an increase of $619,357 in working capital items and a decrease of $237,176 in non-cash items consisting mainly of the impairment of the mineral property.

Cash Used in Investing Activities

Net cash used in investing activities for the period from December 14, 2023 (inception) through November 30, 2024, was $70,000 and relates to the acquisition costs associated with the Fish Lake Valley Property.

Cash Provided by Financing Activities

We have funded our business to date from the issuance of our common stock through private placements.

Net cash provided by financing activities for the period from December 14, 2023 (inception) through November 30, 2024, was $233,667.

During the period from December 14, 2023 (inception) through November 30, 2024, the Company received proceeds from the issuance of shares of $235,201 net of $1,534 of share issuance costs paid in cash for a net amount of $233,667.

Capital Expenditures and Other Obligations

We may make material capital expenditures as determined from time to time by our directors, officers or managers, or all of them or any combination of them, as the case may be. Such expenditure will depend on available capital, project priorities, and strategic assessments of potential acquisitions or property developments.

Trends and Uncertainties

Potential investors should consider whether our business plan can be achieved within the estimated time frame set forth in this Offering Statement. Any delays or cost overruns may require us to secure additional financing, and our ability to continue as a going concern depends on generating funds from this financing and future financing, neither of which can be assured.

OTHER MATERIAL INFORMATION

None of the persons involved with our company have been convicted within the past 10 years (or five years for issuers, their predecessors, and affiliated issuers) of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of any false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities. Additionally, no such person is subject to any order, judgment, or decree of any court of competent jurisdiction, entered within the last five years, that restrains or enjoins them from engaging in any conduct in connection with the purchase or sale of any security, involving the making of any false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities.

No individual associated with our company is subject to a final order of a state securities commission, state banking or credit union authority, state insurance commission, an appropriate federal banking agency, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the person from association with an entity regulated by such authorities, from engaging in the business of securities, insurance, or banking, or from engaging in savings association or credit union activities. Furthermore, no such person is subject to any final order based on a violation of law or regulation prohibiting fraudulent, manipulative, or deceptive conduct that was entered within the last 10 years. None of our affiliated persons are subject to any order of the Commission entered under Section 15(b) or 15B(c) of the Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes their registration as a broker, dealer, municipal securities dealer, investment adviser, or funding portal; places limitations on their activities, functions, or operations; or bars them from being associated with any entity or participating in the offering of any penny stock.

Furthermore, no such person is subject to any order of the Commission entered within the last five years that orders them to cease and desist from committing or causing a violation of any scienter-based anti-fraud provision of the federal securities laws or Section 5 of the Securities Act. No person associated with our company has been suspended or expelled from membership in, or barred from association with a member of, a registered national securities exchange or registered national or affiliated securities association for any act inconsistent with just and equitable principles of trade.

None of our affiliated persons have filed, as a registrant or issuer, or been named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within the last five years, was the subject of a refusal order, stop order, or order suspending the use of any exemption from the Securities Act. Additionally, no such person is currently the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

Finally, no person associated with our company is subject to a United States Postal Service false representation order entered within the last five years or is currently subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

[*End of Offering Statement; Exhibits Follow*]

EXHIBIT A

Form of Subscription Agreement

(*See Attached*)

EAGLE ENERGY METALS CORP

SUBSCRIPTION AGREEMENT

THE SECURITIES (AS DEFINED BELOW) ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
Eagle Energy Metals Corp.
5470 Kietzke Lane, Suite 300
Reno, NV 89511

Dear Ladies and Gentlemen:

1.   **Background**.

Eagle Energy Metals Corp, a Nevada corporation (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation Crowdfunding promulgated thereunder. The Company is conducting this offering pursuant to the Form C, dated March 19, 2025, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "Form C") and the Offering Statement, which is attached as an exhibit thereto (the "Offering Statement"). In the Offering, the Company is offering up to 8,196,721 shares of its common stock, par value $0.0001 per share (each a "Share" and, collectively, the "Shares") at a price of $0.61 per Share (the "Purchase Price") to both accredited and non-accredited investors. The minimum amount to be raised in the Offering is $20,000.07 (the "Minimum Offering Amount"). If the Offering is oversubscribed beyond the Minimum Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com/ (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7% of the aggregate amount raised in the Offering and will issue to the Portal a number of Shares that is equal to 7% of the total Shares sold in the Offering, upon its final closing. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the Portal.

2.   **Subscription**.

Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

3.   **Closing Matters**.

        (a)   **Closing**. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "Closing") shall take place through the Portal at such times as the Company may designate by notice to the undersigned and the Company may conduct one or more Closings on or before the Offering Deadline.

        (b)   **Closing Conditions**. The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Minimum Offering Amount;

(ii)   at the time of the Closing, the Company shall have received payment for the Shares, in cleared funds, into its escrow account for the Offering, and shall have accepted signed Subscription Agreements for Shares having an aggregate investment amount of at least the Minimum Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4.   **Termination of the Offering; Other Offerings**.

The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this offering.

5.   **Representations**.

The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) from the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates has made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the Offering Deadline to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act or an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.   **HIGH RISK INVESTMENT.**

THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his/her own advisor regarding legal matters and tax consequences involving this investment.

1.   **Company Representations**.

The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   **Corporate Power**. The Company has been duly incorporated as a corporation under the laws of the State of Nevada and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   **Enforceability**. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   **Valid Issuance**. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Certificate of Incorporation and Bylaws of the Company, as amended, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   **No Conflict**. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8.   **Indemnification**.

The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9.   **Market Standoff**.

If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten public or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period. For consideration received and acknowledged, the undersigned, in its capacity as a securityholder of the Company, hereby appoints the Company's Chief Executive Officer, to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the Company's issuance of its common stock pursuant to any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of the Company, pursuant to Section 10 below.

10. **Proxy**.

(a)   The undersigned hereby appoints the Company's Chief Executive Officer, or his/her successor, as the undersigned's true and lawful proxy and attorney, with the power to act alone and with full power of substitution (collectively, the "Proxy"), to, consistent with this Section 10, and on behalf of the undersigned, vote all Shares held of record by the undersigned, including any capital stock that the undersigned may acquire in the future, give, and receive notices and communications, execute any written consent, instrument or document that the Chief Executive Officer determines is necessary or appropriate at his/her complete discretion, and take all actions necessary or appropriate in the judgment of the Chief Executive Officer for the accomplishment of the foregoing. The Proxy and power granted by the undersigned pursuant to this section are coupled with an interest, and such Proxy and power will be irrevocable. The Proxy and power, so long as the undersigned is an individual, will survive the death, incompetency, and/or disability of the undersigned and, so long as the undersigned is an entity, will survive the merger or reorganization of the undersigned, or any other entity holding the Shares. However, the Proxy will terminate upon the earlier of (i) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of common stock of the Company, (ii) the effectiveness of a registration statement under the Exchange Act covering the common stock of the Company or (iii) five years after the date of execution of this Subscription Agreement. The undersigned should note that the Chief Executive Officer is an intended third-party beneficiary of this Section 10, and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   Other than with respect to the gross negligence or willful misconduct of the Company's Chief Executive Officer, in his/her capacity as the undersigned's true and lawful proxy and attorney pursuant to this Section 10, the Chief Executive Officer will not be liable for any act done or omitted in his/her capacity as representative of the undersigned pursuant to this section while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Chief Executive Officer, in his/her capacity as Proxy hereunder, has no duties or responsibilities except those expressly set forth in this section, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the undersigned otherwise exist against the Chief Executive Officer in his/her capacity as Proxy. The undersigned shall indemnify, defend and hold harmless the Chief Executive Officer in his/her capacity as Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Chief Executive Officer's capacity as representative of the undersigned pursuant to this section, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Chief Executive Officer in his/her capacity as Proxy, the Company shall reimburse the undersigned the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the amount of the undersigned's investment). In no event will the Chief Executive Officer in his/her capacity as Proxy be required to advance his/her own funds on behalf of the undersigned or otherwise. The undersigned acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Chief Executive Officer in his/her capacity as Proxy or the termination of this Section 10.

(c)   A decision, act, consent, or instruction of the Chief Executive Officer in his/her capacity as Proxy pursuant to this Section 10 constitutes a decision of the undersigned and is final, binding and conclusive upon the undersigned. The Company, its shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Chief Executive Officer in his/her capacity as Proxy as being the decision, act, consent or instruction of the undersigned. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Chief Executive Officer in his/her capacity as Proxy.

(d)   If any provision of this Proxy or any part of any this Section 10 is held under any circumstances to be invalid or unenforceable in any jurisdiction, then such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

10.   **Miscellaneous**.

(a)   **Obligations Irrevocable**. Following the Closing, the obligations of the undersigned shall be irrevocable.

(b)   **Legend**. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

(c)   **Notices**. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

(d)   **Governing Law**. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada without regard to the principles of conflicts of laws.

(e)   **Submission to Jurisdiction**. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

(f)   **Entire Agreement**. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

(g)   **Waiver, Amendment**. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

(h)   **Waiver of Jury Trial**. **THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.**

(i)   **Invalidity of Specific Provisions**. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

(j)   **Titles and Subtitles**. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

(k)   **Electronic Execution and Delivery**. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(l) **Binding Effect**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

(m) **Survival**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

(n) **Notification of Changes**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.
This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

COMPANY:

By:_____

    Name: Mark Mukhija

     Title: Chief Executive Officer of
           Eagle Energy Metals Inc.

SUBSCRIBER:

By:_____

Name: _____

Entity (if any): _____

_____

Title (if any): _____

_____

Address: _____

          _____

          _____

  Email: _____

_____   Initial here to certify that Subscriber is an "accredited investor" as that term is defined in Rule 501(d) of Regulation D, promulgated under the Securities Act of 1933, as amended.

EXHIBIT B

Articles of Incorporation

(*See Attached*)



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
        www.nvsilverflume.gov

Filed in the Office of	Business Number **E44074042024-4**
[signature] F.V.Aguilar Secretary of State State Of Nevada	Filing Number **20244407403**
	Filed On **10/17/2024 11:17:51 AM**
	Number of Pages **4**

Formation - Profit Corporation

☑ NRS 78 - Articles of Incorporation Domestic Corporation   ☐ NRS 80 - Foreign Corporation

☐ NRS 89 - Articles of Incorporation Professional Corporation   ☐ NRS 80 - Foreign Corporation Professional Corporation

☐ 78A Formation - Close Corporation
(Name of closed corporation MUST appear in the below heading)

Articles of Formation of _____ a close corporation (NRS 78A)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGH LIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)	**Eagle Energy Metals Corp.**
2. Registered Agent for Service of Process: (Check only one box)	☑ Commercial Registered Agent (name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or position with Entity (title and address below) **VCORP SERVICES, LLC** Name of Registered Agent **OR** Title of Office or Position with Entity **701 S. CARSON STREET, SUITE 200** | **Carson City** | Nevada | **89701** Street Address | City | | Zip Code ___ | ___ | Nevada | ___ Mailing Address (If different from street address) | City | | Zip Code
2a. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.* X **VCORP Services, LLC** **10/17/2024** Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date
3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)	This corporation is a close corporation operating with a board of directors ☐ Yes **OR** ☑ No
4. Names and Addresses of the Board of Directors/ Trustees or Stockholders (NRS 78: Board of Directors/ Trustees is required. NRS 78a: Required if the Close Corporation is governed by a board of directors. NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)	1) **Manavdeep Mukhija** Name **5470 Kietzke Lane Suite 300** | **Reno** | **NV** | **89511** Address | City | State | Zip Code 2) **Kuljit Basi** Name **5470 Kietzke Lane Suite 300** | **Reno** | **NV** | **89511** Address | City | State | Zip Code 3) **Matthew Chatterton** Name **5470 Kietzke Lane Suite 300** | **Reno** | **NV** | **89511** Address | City | State | Zip Code
5. Jurisdiction of Incorporation: (NRS 80 only)	**5a.** Jurisdiction of incorporation: ___ **5b.** I declare this entity is in good standing in the jurisdiction of its incorporation. ☐



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation - profit Corporation
Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting Yes you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field.	**Yes** ☐

7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	

8. Authorized Shares: (Number of shares corporation is authorized to issue)	Please indicate the break down of all corporate shares and the par value.

Number of Authorized shares with Par value: `0` Par value: $ `0`

Number of common shares with Par value: `350000000.0` Par value: $ `0.0001`

Number of preferred shares with Par value: `50000000.0` Par value: $ `0.0001`

Number of shares with no par value: **0**

Foreign Corporations, NRS 80 only:

☐ This is a corporation is a unlimited stock corporation

☐ This is a corporation is a non-stock corporation.

If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.

9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80. **Name, Address and Signature of the Incorporator** for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.	**I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.**

Manavdeep Mukhija		**United States**	
Name		Country	
5470 Kietzke Lane Suite 300	**Reno**	**NV**	**89511**
Address	City	State	Zip/Postal Code

X ___Manavdeep Mukhija___ (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

Filed in the Office of	Business Number E44074042024-4
FVAguilar	Filing Number 20244407403
Secretary of State State Of Nevada	Filed On 10/17/2024 11:17:51 AM
	Number of Pages 4

ATTACHMENT TO ARTICLES OF INCORPORATION OF EAGLE ENERGY METALS CORP.

The Articles of Incorporation of **EAGLE ENERGY METALS CORP.** (the "**Corporation**") are hereby supplemented with the following additions to Articles 8-13.

ARTICLE 8 - AUTHORIZED SHARES

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 400,000,000, consisting of (i) 350,000,000 shares of Common Stock, $0.0001 par value per share ("***Common Stock***"); and (ii) 50,000,000 shares of Preferred Stock, $0.0001 par value per share ("***Preferred Stock***").

The Corporation shall have authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Corporation. Authority is hereby expressly granted to the Board of Directors from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the Nevada Revised Statutes. Fully-paid stock of the Corporation shall not be liable to any further call or assessment.

ARTICLE 9 - AMENDMENT OF BYLAWS

The Board of Directors of the Corporation shall have the exclusive power to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE 10 - INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or who is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise or as a manager of a limited-liability company, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, to the full extent permitted by the Nevada Revised Statutes as such statutes may be amended from time to time.

ARTICLE 11 - LIABILITY OF DIRECTORS AND OFFICERS

No director or officer shall be personally liable to the Corporation or any of its stockholders for damages for any breach of fiduciary duty as a director or officer; *provided, however*, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article 11 by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE 12 - ACQUISITION OF CONTROLLING INTEREST

The Corporation elects not to be governed by the terms and provisions of Sections 78.378 through 78.3793, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 12 shall apply to or have any effect on any transaction involving acquisition of control by any person occurring prior to such amendment or repeal.

ARTICLE 13 - COMBINATIONS WITH INTERESTED STOCKHOLDERS

The Corporation elects not to be governed by the terms and provisions of Sections 78.411 through 78.444, inclusive, of the Nevada Revised Statutes, as the same may be amended, superseded, or replaced by any successor section, statute, or provision. No amendment to these Articles of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Article 13 shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.



SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC CORPORATION (78) CHARTER

I, FRANCISCO V. AGUILAR, the duly qualified and elected Nevada Secretary of State, do hereby certify that **Eagle Energy Metals Corp.** did, on 10/17/2024, file in this office the original Articles of Incorporation-For-Profit that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 10/17/2024.

FRANCISCO V. AGUILAR
Secretary of State



Certificate
Number: B202410175056681

You may verify this certificate online at https://www.nvsilverflume.gov/home

EXHIBIT C

Bylaws

(*See Attached*)

BYLAWS
OF
EAGLE ENERGY METALS CORP.

Adopted on October 17, 2024

_____

ARTICLE I
OFFICES

1.1   **Registered Office**. The registered office and registered agent of Eagle Energy Metals Corp. (the "**Corporation**") shall be as from time to time set forth in the Corporation's Articles of Incorporation.

1.2   **Other Offices**. The Corporation may also have offices at such other places, both within and without the State of Nevada, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
STOCKHOLDERS' MEETINGS

2.1   **Place of Meetings**. Meetings of stockholders may be held at such time and place, within or without the State of Nevada, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. Stockholders and certain other persons permitted by the Corporation to attend a meeting of stockholders may participate in the meeting through remote communication, including, without limitation, electronic communications, videoconferencing, teleconferencing or other available technology, if the Corporation has implemented reasonable measures to (a) verify the identity of each person participating through such means as a stockholder or permitted person and (b) provide the stockholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to communicate, and to read or hear the proceedings of the meetings in a substantially concurrent manner with such proceedings.

2.2   **Annual Meeting**.

(a)   The annual meeting of the stockholders of the Corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the Corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section.

(b)   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, (ii) such other business must be a proper matter for stockholder action under the Nevada Revised Statues, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the Corporation with a Solicitation Notice (as defined in this Section), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the Corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder's notice shall be delivered to the Secretary by registered mail at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so received (i) not earlier than the close of business on the one hundred twentieth (120th) day prior to the currently proposed annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or (ii) by the tenth (10th) business day following the day on which public announcement of the date of such meeting is first made, whichever of (i) or (ii) occurs first. In the event that an annual meeting has not been previously held, notice by the stockholder to be timely must be so received not later than the close of business on the tenth (10th) business day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "**1934 Act**") and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the Corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "**Solicitation Notice**").

(c)   Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(d)   Only such persons who are nominated in accordance with the procedures set forth in this Section shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e)   Notwithstanding the foregoing provisions of this Section, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f)   For purposes of this Section, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press, Accesswire, Market Wire or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

2.3   **Special Meetings**. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law, by the Articles of Incorporation or by these Bylaws, may be called by the Chief Executive Officer or the President, or shall be called by the President or Secretary at the request in writing of a majority of the Board of Directors or at the request in writing of the holders of at least 30% of all the shares issued, outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at all special meetings shall be confined to the purposes stated in the notice of the meeting unless all stockholders entitled to vote are present and consent.

2.4   **Notice of Meetings**. Written notice stating (a) the date and time of the meeting, (b) the means of remote communication, if any, by which stockholders and proxies shall be deemed to be present in person and vote at the meeting, (c) unless the meeting is to be held solely by remote communication, the physical location of the meeting, and (d) except in the case of the annual meeting, the purpose or purposes for which the meeting is called, must be delivered personally, mailed postage prepaid or delivered as provided in Section 7.1 to each stockholder of record entitled to vote at the meeting not less than ten (10) nor more than sixty (60) days before the meeting. If mailed, it must be directed to the stockholder at his or her address as it appears upon the records of the Corporation.

2.5   **List of Stockholders**. At least ten (10) days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of voting shares registered in the name of each, shall be prepared by the officer or agent having charge of the stock transfer books. Such list shall be kept on file at the registered office of the Corporation (or at such other location determined by the Board of Directors) for a period of ten (10) days prior to such meeting and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall be produced and kept open at the time and place of the meeting during the whole time thereof, and shall be subject to the inspection of any stockholder who may be present.

2.6   **Quorum; Adjournment**. At all meetings of the stockholders, except where otherwise provided by statute or by the Articles of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of one-third of the shares issued and outstanding and entitled to vote shall be necessary and sufficient to constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chair of the meeting or the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power, by the affirmative vote of the holders of a majority of the shares of stock entitled to vote thereof, to adjourn the meeting from time to time, in the manner provided herein, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

2.7   **Voting**. Each outstanding share of the Corporation's capital stock shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders, except to the extent that the voting rights of the shares of any class or classes are otherwise provided by applicable law or the Articles of Incorporation. When a quorum is present at any meeting of the Corporation's stockholders, action by the stockholders on a matter other than the election of directors is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, unless the question is one upon which, by express provision of law, the Articles of Incorporation or these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. Voting for directors shall be in accordance with Section 3.2 of these Bylaws.

2.8 **Proxies**. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy. Without limiting the manner in which a stockholder may authorize another person or persons to act for him or her as proxy, a stockholder may sign a writing authorizing another person or persons to act for him or her as proxy. Any copy, communication by electronic transmission or other reliable reproduction of the writing may be substituted for the original writing for any purpose for which the original writing could be used, if the copy, communication by electronic transmission or other reproduction is a complete reproduction of the entire original writing. Except as otherwise provided below, no such proxy is valid after the expiration of six (6) months from the date of its creation unless the stockholder specifies in it the length of time for which it is to continue in force, which may not exceed seven (7) years from the date of its creation. A proxy shall be deemed irrevocable if the written authorization states that the proxy is irrevocable, but is irrevocable only for as long as it is coupled with an interest sufficient in law to support an irrevocable power. Unless otherwise provided in the proxy, a proxy made irrevocable is revoked when the interest with which it is coupled is extinguished, but the Corporation may honor the proxy until notice of the extinguishment of the proxy is received by the Corporation.

2.9 **Record Date; Closing Transfer Books**. The Board of Directors may fix in advance a record date for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such record date to be not less than ten (10) nor more than sixty (60) days prior to such meeting, or the Board of Directors may close the stock transfer books for such purpose for a period of not less than ten (10) nor more than sixty (60) days prior to such meeting. If a record date for a meeting of stockholders is not fixed by the Board of Directors, the record date is at the close of business on the day before the day on which the first notice is given or, if notice is waived, at the close of business on the day before the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders applies to any adjournment or postponement of the meeting unless the Board of Directors fixes a new record date for the adjourned or postponed meeting. The Board of Directors must fix a new record date if the meeting is adjourned or postponed to a date more than 60 days later than the meeting date set for the original meeting.

2.10 **Action by Consent**. Any action required or permitted by law, the Articles of Incorporation, or these Bylaws to be taken at a meeting of the stockholders of the Corporation may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by stockholders holding at least a majority of the voting power; provided that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

ARTICLE III
BOARD OF DIRECTORS

3.1 **Management**. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, who may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, the Articles of Incorporation, a stockholders' agreement or these Bylaws directed or required to be exercised or done by the stockholders.

3.2 **Qualification; Election; Term**. None of the directors need be a stockholder of the Corporation or a resident of the State of Nevada. The directors shall be elected by plurality vote at the annual meeting of the stockholders, except as hereinafter provided, and each director elected shall hold office until his successor shall be elected and qualified.

3.3   **Number**. The initial number of directors of the Corporation shall be three (3). Thereafter, the number of directors of the Corporation shall be fixed as the Board of Directors may from time to time designate. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

3.4   **Resignation**. Any director may resign at any time by delivering his or her notice in writing to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors.

3.5   **Removal**. Any director may be removed either for or without cause only by the affirmative vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote.

3.6   **Vacancies**. All vacancies on the Board of Directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.

3.7   **Place of Meetings**. Meetings of the Board of Directors, regular or special, may be held at such place within or without the State of Nevada as may be fixed from time to time by the Board of Directors. The members of the Board of Directors or of any committee thereof may participate in a meeting of the Board or committee through electronic communications, videoconferencing, teleconferencing or other available technology if the Corporation has implemented reasonable measures to (a) verify the identity of each person participating through such means as a director or committee member, as the case may be, and (b) provide the directors or committee members a reasonable opportunity to participate in the meeting and to vote on matters submitted to the directors or committee members, as the case may be, including an opportunity to communicate and to read or hear the proceedings of the meeting in a substantially concurrent manner with such proceedings.

3.8   **Regular Meetings**. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by resolution of the Board of Directors.

3.9   **Special Meetings**. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors, the Chief Executive Officer or the President on oral or written notice to each director, given either personally, by telephone, by telegram, by mail, by facsimile or by e-mail at least twenty-four (24) hours prior to the time of the meeting. Special meetings shall be called by the Chief Executive Officer, the President or the Secretary in like manner and on like notice on the written request of any director. Except as may be otherwise expressly provided by law, the Articles of Incorporation or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need to be specified in a notice or waiver of notice.

3.10   **Quorum and Voting**. At all meetings of the Board of Directors the presence of a majority of the number of directors then in office shall be necessary and sufficient to constitute a quorum for the transaction of business, and the affirmative vote of at least a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law, the Articles of Incorporation or these Bylaws. If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum shall be present.

3.11   **Action by Consent**. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without such a meeting if a consent or consents in writing, setting forth the action so taken, is signed by all the members of the Board of Directors.

3.13   **Compensation of Directors**. Directors shall receive such compensation for their services, and reimbursement for their expenses as the Board of Directors, by resolution, shall establish; provided that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

3.14   **Committees**. The Board of Directors may, by resolution passed by a majority of the whole Board, designate committees, each committee to consist of one or more directors of the Corporation, which committees shall have such power and authority and shall perform such functions as may be provided in such resolution. Each committee, to the extent provided in such resolution, shall have and may exercise all of the authority of the Board of Directors in the management of the business and affairs of the Corporation, except where action of the full Board of Directors is required by statute or by the Articles of Incorporation. Unless the Board of Directors shall otherwise provide, regular meetings of the committee appointed pursuant to this Section shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

ARTICLE IV
OFFICERS

4.1   **In General**. The officers of the Corporation shall be elected by the Board of Directors and shall be a President, a Chief Executive Officer, and a Secretary. The Board of Directors may also elect a Chairman of the Board, a Chief Executive Officer, one or more Vice Presidents, Assistant Vice Presidents and Assistant Secretaries. Any two or more offices may be held by the same person.

4.2   **Subordinate Officers**. The Board of Directors may appoint, or may empower the Chairman of the Board of Directors, the Chief Executive Officer or the President to appoint, such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as the Board of Directors or such delegate may from time to time determine.

4.3   **Election and Term**. The Board of Directors, at its first meeting after each annual meeting of stockholders, shall elect the officers, none of whom need be a member of the Board of Directors. Each officer of the Corporation shall hold office until his death, or his resignation or removal from office, or the election and qualification of his successor, whichever shall first occur.

4.4   **Resignation**. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

4.5   **Removal**. Any officer or agent elected or appointed by the Board of Directors may be removed at any time, for or without cause, by the affirmative vote of a majority of the Board of Directors, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

4.6   **Duties of Officers**.

597727.2

(a) **Chairman of the Board of Directors**. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(b) **Chief Executive Officer**. The powers and duties of the Chief Executive Officer are: (a) to act as the general manager and chief executive officer of the Corporation and, subject to the direction of the Board of Directors, to have general supervision, direction and control of the business and affairs of the Corporation; (b) to preside at all meetings of the stockholders and, in the absence of the Chairman of the Board of Directors or if there is no Chairman of the Board of Directors, at all meetings of the Board of Directors; (c) to call meetings of the stockholders and meetings of the Board of Directors to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper; and (d) to affix the signature of the Corporation to all deeds, conveyances, mortgages, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board of Directors or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation, to sign certificates for shares of stock of the Corporation, and, subject to the direction of the Board of Directors, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

(c) **President**. The powers and duties of the President are: (a) subject to the authority granted to the Chief Executive Officer, if any, to act as the general manager of the Corporation and, subject to the control of the Board of Directors, to have general supervision, direction and control of the business and affairs of the Corporation; (b) to preside at all meetings of the stockholders and Board of Directors in the absence of the Chairman of the Board of Directors and the Chief Executive Officer or if there be no Chairman of the Board of Directors or Chief Executive Officer; and (c) to affix the signature of the Corporation to all deeds, conveyances, mortgages, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board of Directors or which, in the judgment of the President, should be executed on behalf of the Corporation, to sign certificates for shares of stock of the Corporation, and, subject to the direction of the Board of Directors, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) **Vice Presidents**. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e) **Treasurer**. The powers and duties of the Treasurer are: (a) to supervise and control the keeping and maintaining of adequate and correct accounts of the Corporation's properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares; (b) to have the custody of all funds, securities, evidences of indebtedness and other valuable documents of the Corporation and, at his or her discretion, to cause any or all thereof to be deposited for the account of the Corporation with such depository as may be designated from time to time by the Board of Directors; (c) to receive or cause to be received, and to give or cause to be given, receipts and acquittances for moneys paid in for the account of the Corporation; (d) to disburse, or cause to be disbursed, all funds of the Corporation as may be directed by the Chief Executive Officer, the President or the Board of Directors, taking proper vouchers for such disbursements; (e) to render to the Chief Executive Officer, the President or to the Board of Directors, whenever either may require, accounts of all transactions as Treasurer and of the financial condition of the Corporation; and (f) generally to do and perform all such duties as pertain to such office and as may be required by the Board of Directors or these Bylaws. The Treasurer may direct the any Controller or any Assistant Controller to assume and perform the duties of the Treasurer in the absence or disability of the Treasurer , and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(f)   **Secretary**. The powers and duties of the Secretary are: (a) to keep a book of minutes at the principal executive office of the Corporation, or such other place as the Board of Directors may order, of all meetings of its directors and stockholders, whether regular or special, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at stockholders' meetings and the proceedings thereof; (b) to keep the seal of the Corporation and to affix the same to all instruments which may require it; (c) to keep or cause to be kept at the principal executive office of the Corporation, or at the office of the transfer agent or agents, a record of the stockholders of the Corporation; (d) to keep a supply of certificates for shares of the Corporation, to fill in and sign all certificates issued or prepare the initial transaction statement or written statements for uncertificated shares, and to make a proper record of each such issuance, provided that so long as the Corporation shall have one or more duly appointed and acting transfer agents of the shares, or any class or series of shares, of the Corporation, such duties with respect to such shares shall be performed by such transfer agent or transfer agents; (e) to transfer upon the share books of the Corporation any and all shares of the Corporation, provided that so long as the Corporation shall have one or more duly appointed and acting transfer agents of the shares, or any class or series of shares, of the Corporation, such duties with respect to such shares shall be performed by such transfer agent or transfer agents; and (f) to make service and publication of all notices that may be necessary or proper and without command or direction from anyone. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

4.7   **Divisional and Other Officers Appointed by the Chief Executive Officer or President**. The Chief Executive Officer, or President if there is no Chief Executive Officer, shall have the power, in the exercise of his or her discretion, to appoint additional persons to hold positions and titles such as vice president of a division of the Corporation or president of a division of the Corporation, or similar such titles, as the business of the Corporation may require, subject to such limits in appointment power as the Board of Directors may determine. The Board of Directors shall be advised of any such appointment at a meeting of the Board of Directors, and the appointment shall be noted in the minutes of the meeting. The minutes shall clearly state that such persons are non-corporate officers appointed pursuant to this Section. Each such appointee shall have such title, shall serve in such capacity and shall have such authority and perform such duties as the Chief Executive Officer or President shall determine. Appointees may hold titles such as "president" of a division or other group within the Corporation, or "vice president" of a division or other group within the Corporation. However, any such appointee, absent specific election by the Board of Directors as an elected corporate officer, (a) shall not be considered an officer elected by the Board of Directors pursuant to this Article IV and shall not have the executive powers or authority of corporate officers elected pursuant to this Article IV and (b) shall be empowered to represent himself or herself to third parties as a divisional or group vice president or other title permitted, as applicable, only, and shall be empowered to execute documents, bind the Corporation or otherwise act on behalf of the Corporation only as authorized by the Chief Executive Officer or the President or by resolution of the Board of Directors.

4.8   **Salaries**. The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors or any committee of the Board, if so authorized by the Board.

4.9   **Employment and Other Contracts**. The Board of Directors may authorize any officer or officers or agent or agents to enter into any contract or execute and deliver any instrument in the name or on behalf of the Corporation, and such authority may be general or confined to specific instances. The Board of Directors may, when it believes the interest of the Corporation will best be served thereby, authorize executive employment contracts which will contain such terms and conditions as the Board of Directors deems appropriate.

ARTICLE V
SHARES OF STOCK

5.1   **Form of Certificates**. The Corporation may, but is not required to, deliver to each stockholder a certificate or certificates, in such form as may be determined by the Board of Directors, representing shares to which the stockholder is entitled. Such certificates shall be consecutively numbered and shall be registered on the books and records the Corporation or its transfer agent as they are issued. Each certificate shall state on the face thereof the holder's name, the number, class of shares, and the par value of such shares or a statement that such shares are without par value.

5.2   **Shares without Certificates**. The Board of Directors may authorize the issuance of uncertificated shares of some or all of the shares of any or all of its classes or series. The issuance of uncertificated shares has no effect on existing certificates for shares until surrendered to the Corporation, or on the respective rights and obligations of the stockholders. Unless otherwise provided by the Nevada Revised Statutes, the rights and obligations of stockholders are identical whether or not their shares of stock are represented by certificates. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send the stockholder a written statement containing the information required on the certificates pursuant to Section 5.1. At least annually thereafter, the Corporation shall provide to its stockholders of record, a written statement confirming the information contained in the informational statement previously sent pursuant to this Section.

5.3   **Lost, Stolen or Destroyed Certificates**. The Board of Directors may direct that a new certificate be issued, or that uncertificated shares be issued, in place of any certificate theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors, in its discretion and as a condition precedent to the issuance thereof, may require the owner of such lost or destroyed certificate, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond, in such form, in such sum, and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed. When a certificate has been lost, apparently destroyed or wrongfully taken, and the holder of record fails to notify the Corporation within a reasonable time after he has notice of it, and the Corporation registers a transfer of the shares represented by the certificate before receiving such notification, the holder of record is precluded from making any claim against the Corporation for the transfer or a new certificate or uncertificated shares.

5.4   **Restrictions on Transfer**. The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the sale, transfer, assignment, pledge, or other disposal of or encumbering of any of the shares of stock of the Corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Nevada Revised Statutes. Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

5.5   **Registered Stockholders**. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

ARTICLE VI

INDEMNIFICATION

6.1   **Directors and Executive Officers**. The Corporation shall indemnify its directors and executive officers (for the purposes of this Article, "executive officers" shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the Nevada Revised Statutes or any other applicable law; provided, however, that the Corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (a) such indemnification is expressly required to be made by law, (b) the proceeding was authorized by the Board of Directors of the Corporation, (c) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Nevada Revised Statutes or any other applicable law or (d) such indemnification is required to be made under Section 6.4.

6.2   **Other Officers, Employees and Other Agents**. The Corporation shall have power to indemnify its other officers, employees and other agents as set forth in the Nevada Revised Statutes or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except such executive officers to officers or other persons as the Board of Directors shall determine.

6.3   **Expenses**. The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, provided, however, that, if the Nevada Revised Statutes requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. Notwithstanding the foregoing, unless otherwise determined pursuant to Section 6.5, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (a) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (b) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (c) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

6.4   **Enforcement**. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Article VI shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to indemnification or advances granted by this Article VI to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (a) the claim for indemnification or advances is denied, in whole or in part, or (b) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Nevada Revised Statutes or any other applicable law for the Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the Corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the Corporation) for advances, the Corporation shall be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Nevada Revised Statutes or any other applicable law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

6.5 **Non-Exclusivity of Rights**. The rights conferred on any person by this Article VI shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Articles of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Nevada Revised Statutes or any other applicable law.

6.6 **Survival of Rights**. The rights conferred on any person by this Article VI shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

6.7 **Insurance**. To the fullest extent permitted by the Nevada Revised Statutes, or any other applicable law, the Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VI.

6.8 **Amendments**. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

6.9 **Saving Clause**. If this Article VI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Article that shall not have been invalidated, or by any other applicable law. If this Article VI shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the Corporation shall indemnify each director and executive officer to the full extent under applicable law.

6.10 **Certain Definitions**. For the purposes of this Article VI, the following definitions shall apply:

(a) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(b) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(c)   The term the "Corporation" shall include, in addition to the resulting Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving Corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(d)   References to a "director," "executive officer," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(e)   References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article.

ARTICLE VII
NOTICES

7.1   **Form of Notice**. Whenever required by law, the Articles of Incorporation or these Bylaws, notice is to be given to any director or stockholder, and no provision is made as to how such notice shall be given, such notice may be given in writing, by mail, postage prepaid, addressed to such director or stockholder at such address as appears on the books and records of the Corporation or its transfer agent. A notice or other communication may also be delivered by electronic transmission if the electronic transmission contains or is accompanied by information from which the recipient can determine the date of the transmission. Unless otherwise agreed between sender and recipient, an electronic transmission is received when it enters an information processing system that the recipient has designated or uses for the purpose of receiving electronic transmissions or information of the type sent and it is in a form ordinarily capable of being processed by that system. Except as otherwise provided by these Bylaws or specific statute, any notice or other communication, if in a comprehensible form or manner, is effective at the earliest of the following: (a) if in a physical form, when it is left at the address of a director or stockholder as it appears upon the records of the Corporation, the residence or usual place of business of a director or stockholder or the stockholder's principal place of business; (b) if mailed by United States mail postage prepaid and correctly addressed to a director or stockholder, upon deposit in the United States mail; or (c) if oral, when communicated.

7.2   **Waiver**. Whenever any notice is required to be given to any stockholder or director of the Corporation as required by law, the Articles of Incorporation or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated in such notice, shall be equivalent to the giving of such notice. Attendance of a stockholder or director at a meeting shall constitute a waiver of notice of such meeting, except where such stockholder or director attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

7.3   **Affidavit of Mailing**. An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

7.4 **Methods of Notice**. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

ARTICLE VIII
GENERAL PROVISIONS

8.1 **Execution of Corporate Instruments**. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation. All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.2 **Execution of Other Securities**. All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 5.1 of these Bylaws), may be signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Executive Officer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Chief Executive Officer of the Corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

8.3 **Voting of Securities Owned by the Corporation**. All stock and other securities of other corporations owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Executive Officer, or any Vice President.

8.4 **Dividends**. Dividends upon the outstanding shares of the Corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting. Dividends may be declared and paid in cash, in property, or in shares of the Corporation, subject to the provisions of the Nevada Revised Statutes and the Articles of Incorporation. The Board of Directors may fix in advance a record date for the purpose of determining stockholders entitled to receive payment of any dividend, such record date to be not more than sixty (60) days prior to the payment date of such dividend, or the Board of Directors may close the stock transfer books for such purpose for a period of not more than sixty (60) days prior to the payment date of such dividend. In the absence of any action by the Board of Directors, the date upon which the Board of Directors adopts the resolution declaring such dividend shall be the record date.

8.5   **Reserves**. There may be created by resolution of the Board of Directors out of the surplus of the Corporation such reserve or reserves as the directors from time to time, in their discretion, think proper to provide for contingencies, or to equalize dividends, or to repair or maintain any property of the Corporation, or for such other purpose as the directors shall think beneficial to the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created. Surplus of the Corporation to the extent so reserved shall not be available for the payment of dividends or other distributions by the Corporation.

8.6   **Books and Records**. The Corporation shall keep correct and complete books and records of account and minutes of the proceedings of its stockholders and Board of Directors, and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of the shares held by each.

8.7   **Corporate Seal**. The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the Corporation and the inscription, "Corporate Seal-Nevada." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

8.8   **Fiscal Year**. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

8.9   **Interpretation and Construction**. Reference in these Bylaws to any provision of the Nevada Revised Statutes shall be deemed to include all amendments thereof. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the Nevada Revised Statutes shall govern the construction of these Bylaws. Without limiting the generality of the provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person. All restrictions, limitations, requirements and other provisions of these Bylaws shall be construed, insofar as possible, as supplemental and additional to all provisions of law applicable to the subject matter thereof and shall be fully complied with in addition to the said provisions of law unless such compliance shall be illegal. Any article, section, subsection, subdivision, sentence, clause or phrase of these Bylaws which, upon being construed in the manner provided in this Section 8.9, shall be contrary to or inconsistent with any applicable provision of law, shall not apply so long as said provisions of law shall remain in effect, but such result shall not affect the validity or applicability of any other portions of these Bylaws, it being hereby declared that these Bylaws, and each article, section, subsection, subdivision, sentence, clause, or phrase thereof, would have been adopted irrespective of the fact that any one or more articles, sections, subsections, subdivisions, sentences, clauses or phrases is or are illegal.

8.10   **Amendment**. The Board of Directors shall have the exclusive power to amend, modify or repeal these Bylaws, or adopt any new provision.

* * *

EXHIBIT D

Form of Property Option Agreement

(*See Attached*)

PROPERTY OPTION AGREEMENT

THIS PROPERTY OPTION AGREEMENT (the "**Agreement**") is dated as of   2024 ("**Effective Date**").

AMONG:

>**AURORA ENERGY METALS LTD.,** a public limited company existing under the laws of Australia and having an office located at Suite 1, 245 Churchill Avenue Subiaco, WA, 6008, Australia
>
>(the "**Optionor**"),
>
>**OREGON ENERGY LLC**, an Oregon limited liability company having an office located at Suite 1100, 1050 SW 6th Avenue, Portland, Oregon 97301
>
>(the "**Subsidiary**"),

AND:

>**EAGLE ENERGY METALS CORP.**, a company existing under the laws of the State of Nevada and having an office located at 5470 Kietzke Lane, Suite 300, Reno, NV 89511
>
>(the "**Optionee**").

RECITALS:

A. the Optionor through the Subsidiary, which is its wholly owned subsidiary, Oregon Energy LLC, is the owner of 100% interest in 365 mining claims that are commonly referred to as the "Aurora Uranium Project," as more particularly described in Schedule "A" attached hereto (the "**Property**"); and

B. the Optionor has agreed to grant an option to the Optionee to acquire all of the issued and outstanding equity interests (and any and all securities that are exercisable or exchangeable for, or convertible into equity interests) (the "**Equity Interests**") of the Subsidiary and through the acquisition of 100% of the Subsidiary, all of its right, title and interest in and to the Property, subject to the NSR (as defined herein) and upon the terms and conditions set forth herein.

THEREFORE, in consideration of the mutual covenants and the payment of funds set forth herein, the parties agree as follows:

1. ***Interpretation.***

    (a) ***Definitions***. In this Agreement the following terms have the meanings set forth below:

         (i) "**ASX**" means ASX Limited and where the context permits the Australian Securities Exchange operated by ASX Limited;

(ii)   "**Business Day**" means a day on which banks are open for business in the State of Oregon;

(iii)   "**Deferred Consideration**" has the meaning given to it in Section 17.

(iv)   "**Encumbrances**" means security interests, liens, royalties, charges, mortgages, pledges, encumbrances, adverse claims or challenges of any nature or kind whatsoever, whether written or oral, or direct or indirect;

(v)   "**Environmental Standards**" means all laws, orders, rules and regulations, mine plans, reclamation plans, permits or permitting requirements, of whatever Government or Regulatory Authority, as they may apply to the Property or affect environmental and pollution control standards in effect, whether federal, state, local, or municipal;

(vi)   "**Exchange**" means the New York Stock Exchange, NYSE American, Nasdaq, including the Nasdaq Capital Market or other national securities exchange in the United States registered with the Securities Exchange Commission under Section 6 of the Securities Exchange Act 1934;

(vii)   "**Government or Regulatory Authority**" means any federal, state, regional, municipal or other government, governmental department, regulatory authority, commission, board, bureau, agency or instrumentality having lawful authority to regulate or administer or govern a business or property or affairs of any person, and for the purposes of this Agreement also includes any corporation or other entity owned or controlled by any of the foregoing and the Exchange or any other relevant securities exchange (including ASX) on which shares of a party are listed for trading;

(viii)   "**Linville Royalty**" means the 1.5% net proceeds royalty granted to Kevin S. Linville by that certain Net Proceeds Royalty Deed dated September 5, 2008 and recorded in Malheur County, Oregon as Document 2008-1281 on March 3, 2008, covering that portion of the Property described therein.

(ix)   "**Mineral Claims**" means the mining claims (whether patented or unpatented) comprising the Property;

(x)   "**Minerals**" means the end products recovered, produced or derived from the Property, including but not limited to all minerals, ores, metals and concentrates;

(xi)   "**Mining Operations**" means every kind of work done on or in respect of the Property or any product derived from the Property by or under the direction of the Operator including, without limiting the generality of the foregoing, the work of assessment, geophysical, geochemical and geological surveys, studies and mapping, investigating, drilling, designing, examining, equipping, improving, surveying, shaft-sinking, raising, cross-cutting, searching for, drifting, trucking, sampling, working and procuring minerals, ores and metals, surveying and bringing any mining claims to lease or patent, and all other work usually considered to be prospecting, exploration, development and mining work; in paying wages and salaries of workers engaged in the work and in supplying food, lodging, transportation and other reasonable needs of the workers; in paying assessments or premiums for workers' compensation insurance, contributions for unemployment insurance or other pay allowances or benefits customarily paid in the district to those workers; in paying rentals, license renewal fees, taxes, claim fees and other governmental charges required to keep the Property in good standing; in leasing or renting plant, buildings, machinery, tools, appliances, equipment or supplies and in installing, erecting, detaching and removing them; mining, milling, concentrating, rehabilitation, reclamation, and environmental protections and in the management of any work which may be done on the Property or in any other respect necessary for the due carrying out of the prospecting, exploration and development work;

(xii) "**Mining Rights**" includes mineral rights and the right to conduct Mining Operations on the Property;

(xiii) "**NSR**" means that net smelter returns royalty defined in Schedule "B" attached hereto;

(xiv) "**Operator**" means the party responsible for the conduct of exploration and development work on the Property;

(xv) "**Option**" has the meaning set out in §4;

(xvi) "**Option Exercise**" means the deemed exercise of the Option in accordance with §4;

(xvii) "**Option Period**" means the period commencing on the Effective Date and ending on Closing or as otherwise provided in this Agreement;

(xviii) "**Payment Shares**" means the shares of Common Stock, $0.0001 par value per share, of the Optionee, as constituted as of the Effective Date, to be issued to the Optionor pursuant to this Agreement;

(xix) "**Permitted Encumbrances**" means

A.   easements, rights of way, servitudes or other similar rights in land including, without limiting the generality of the foregoing, rights of way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electrical light, power, telephone, telegraph or cable television conduits, poles, wires and cables, and other Encumbrances filed or recorded of record in the real property records to which they relate;

B.   the right reserved to or vested in any Government or Regulatory Authority by the terms of any or by any statutory provision, to terminate, revoke or forfeit any of the lease or mining claims or to require annual or other periodic payments as a condition of the maintenance and continuance thereof;

C.   rights reserved to or vested in any Government or Regulatory Authority to control or regulate in any manner, and all applicable laws, rules and orders of any Government or Regulatory Authority;

D.   statutory exceptions to title;

E.   liens for taxes not yet due and payable;

F.   the Linville Royalty; and

G.   paramount title and underlying ownership rights of the United States in and to all lands covered by any unpatented mining claim or Mineral Claim identified as part of the Property and the rights of third parties to access, traverse and use the Mineral Claims pursuant to applicable federal law.

(xx)   "**Property**" means those Mineral Claims located in the States of Oregon and Nevada, that are commonly referred to as the "Aurora Uranium Project," as more particularly described in Schedule "A" attached hereto, including all Mining Rights thereunder.

(xxi)   "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(xxii)   "**Securities Commissions**" means the Securities Exchange Commission and such other federal, state or provincial securities commissions in which the Optionee is or becomes a reporting issuer.

(b)   *Headings.* The headings of this Agreement and the schedules are solely for convenience of reference and do not affect the interpretation of it or define, limit or construe the contents of any provision of this Agreement.

(c)   *Governing Law.* The laws of the State of Oregon, where the Property is primarily located, govern this Agreement and the rights and obligations and relations of the parties to it. The parties agree that both federal and state courts of the State of Oregon have jurisdiction over any action or other legal proceedings based on any provisions of this Agreement. Each party attorns to the jurisdiction of the federal and state courts of the State of Oregon.

(d)   *Currency.* All references to currency in this Agreement are references to United States Dollars.

(e)   *Further Assurances.* Each party agrees from time to time, subsequent to the date hereof, to execute and deliver or cause to be executed and delivered such instruments or further assurances as may, in the reasonable opinion of either party, be necessary or desirable to give effect to the provisions of this Agreement or as may be reasonably required for registering or recording changes in ownership interests in the Property.

(f)   *Schedules.* The following are schedules attached to and form part of this Agreement:

Schedule "A" – Description of Mineral Claims Comprising the Property

Schedule "B" – Net Smelter Royalty Terms and Conditions

2.   ***Representations and Warranties of the Optionor and Subsidiary.*** The Optionor and Subsidiary hereby represents and warrants to the Optionee as of the Effective Date and as of the Closing:

(a)   The Optionor is a public limited company incorporated and in good standing under the laws of Australia. The Subsidiary is a limited liability company organized and in good standing under the laws of the State of Oregon;

(b)   The Optionor and the Subsidiary each have full power and authority to carry on its business and to grant the Option and enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c)   Neither the Optionor nor the Subsidiary will breach any other agreement or commitment that is legally binding on it by entering into and performing its obligations under this Agreement;

(d)   The Optionor owns all of the issued and outstanding equity interests in the Subsidiary, free and clear of all liens, claims, and encumbrances except for Permitted Encumbrances as defined in this Agreement, and except for securities held by the Optionor, the Subsidiary does not have outstanding common stock or any other securities that are exercisable or exchangeable for, or convertible into, common stock of the Subsidiary. There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to any Equity Interests or obligating the Subsidiary to issue or sell any Equity Interests or any other interest in, the Subsidiary. The Subsidiary does not have outstanding or authorized any equity or membership interest appreciation, phantom stock, profit participation or similar rights. Except as may be set forth in the operating agreement of the Subsidiary, a true and correct copy of which has been delivered to the Optionee, there are no voting trusts, agreements, proxies or understandings in effect with respect to the voting or transfer of any of the Equity Interests. The Subsidiary does not own, or have any interest in any shares, membership interests or have an ownership interest in any other person.

(e)   The Subsidiary is the owner of a one-hundred percent (100%) interest in and to the Property, free and clear of all Encumbrances except for Permitted Encumbrances, and the Subsidiary's ownership in the Property has been properly recorded with the Bureau of Land Management and any applicable state and county authorities; nothing in this Agreement, however, shall be deemed to be a representation or a warranty that any of the Mineral Claims contains a discovery of valuable minerals.

(f)   Aside from any person, firm, corporation or entity with rights identified under the Permitted Encumbrances, no person, firm or corporation has any proprietary or possessory interest in the Property other than the Optionor, the Subsidiary and the Optionee, and other than with respect to Permitted Encumbrances, no person, firm or corporation is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, ores, metals or concentrates or any other such products removed from the Property;

(g) Neither the Optionor nor the Subsidiary has received any notice of, nor is aware of, any material non-compliance with any Environmental Standards applicable to the Property, nor any material actions, suits, or proceedings pending or threatened against or adversely affecting the Property, or which could adversely affect, the Property or the ownership thereof;

(h) The Property is properly and accurately described in Schedule "A" hereto and any unpatented mining claims included in the Property have been properly maintained through the Effective Date by the payment of claim maintenance fees to the Bureau of Land Management in lieu of assessment work, and no taxes, surcharges, levies or other government fees or charges are due or payable with respect to the Property as of the Effective Date; and

(i) Subject to satisfaction of the Shareholder Approval Condition, the Optionor and the Subsidiary have obtained all corporate authorizations for the execution of this Agreement and for its performance of this Agreement, and this Agreement has been duly executed and delivered by the Optionor and the Subsidiary as a legal and binding agreement enforceable against the Optionor and the Subsidiary.

(j) As of Closing, the Subsidiary shall have no liabilities or obligations other than those incurred in the ordinary course of business related solely to the Property and as permitted by this Agreement. The Optionor warrants that no other liabilities, including debts, contingent liabilities, or outstanding legal claims, encumber the Subsidiary.

(k) Complete copies of the Subsidiary's [audited] financial statements Oconsisting of the balance sheet of the Subsidiary as at [DATE OF FISCAL YEAR END] in each of the years [YEAR 1] and [YEAR 2] and the related statements of income and retained earnings, stockholders' equity and cash flow for the years then ended (the "Annual Financial Statements"), and unaudited financial statements consisting of the balance sheet of the Subsidiary as at [DATE OF MOST RECENT QUARTER END] and the related statements of income and retained earnings, stockholders' equity and cash flow for the [three-/six-/nine- month] period then ended (the "Interim Financial Statements" and together with the Annual Financial Statements, the "Financial Statements") have been provided to the Optionee. The Financial Statements have been prepared in accordance with [GAAP] applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes (that, if presented, would not differ materially from those presented in the Annual Financial Statements). The Financial Statements are based on the books and records of the Subsidiary, and fairly present the financial condition of the Subsidiary as of the respective dates they were prepared and the results of the operations of the Subsidiary for the periods indicated. The balance sheet of the Subsidiary as of [DATE OF MOST RECENT FISCAL YEAR END] is referred to herein as the "Balance Sheet" and the date thereof as the "Balance Sheet Date" and the balance sheet of the Subsidiary as of [DATE OF MOST RECENT FISCAL QUARTER END] is referred to herein as the "Interim Balance Sheet" and the date thereof as the "Interim Balance Sheet Date". The Subsidiary maintains a standard system of accounting established and administered in accordance with GAAP.

(l)   The Subsidiary has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise ("Liabilities"), except (a) those which are adequately reflected or reserved against in the Balance Sheet as of the Balance Sheet Date, and (b) those which have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount. The Liabilities of the Subsidiary as of the Closing Date shall be materially similar to the Liabilities of the Subsidiary as of the date hereof, except for changes that have occurred in the ordinary course of business of the Subsidiary consistent with past practice since the Interim Balance Sheet Date.

(m)   There is no action, suit, claim, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Optionor or the Subsidiary, threatened against or affecting the Optionor or the Subsidiary that could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Subsidiary.

(n)   The Optionor and the Subsidiary have delivered to the Optionee true and accurate copies of each material agreement or contract (and descriptions of any material verbal agreements) that the Subsidiary is a party to, including, without limitation, any agreement or contract that cannot be terminated by the Subsidiary on less than sixty (60) days' notice or that involve payment obligations of the Subsidiary in excess of $25,000.

3.   ***Representations and Warranties of the Optionee.*** The Optionee hereby represents and warrants to the Optionor as of the Effective Date and as of the Closing:

(a)   The Optionee is a corporation incorporated and in good standing under the laws of the State of Nevada;

(b)   The Optionee has full power and authority to carry on its business and enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c)   The Optionee will not breach any other agreement or commitment by entering into and performing its obligations under this Agreement;

(d)   The Optionee has obtained all corporate authorizations for the execution of this Agreement and for the performance of this Agreement by it, and this Agreement has been duly executed and delivered by the Optionee as a legal and binding agreement, enforceable against it;

(e) The Payment Shares have been duly and validly authorized for issuance and sale and when issued and delivered by the Optionee pursuant to this Agreement, will be validly issued as fully paid and non-assessable common shares in the capital of the Optionee, free and clear of Encumbrances;

(f) The shares of common stock of the Optionee are not listed for trading on any Exchange and the Optionee is not a reporting issuer in any jurisdiction;

(g) At the Closing, except as set forth in the most recent financial statements lodged in accordance with SEC requirements, the Optionee has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to the most recent financial statements delivered to the Optionor; (ii) obligations under contracts and commitments incurred in the ordinary course of business; and (iii) liabilities and obligations of a type or nature not required under generally accepted accounting principles ("GAAP"), which, in all such cases, individually and in the aggregate would not have a material adverse effect. The Optionee maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP;

(h) The Optionee is not in violation or default of any term of its charter documents, each as amended, or in any respect of any provision of any mortgage or indenture or material contract, lease, agreement, instrument or contract to which it is party or by which it is bound or of any judgment, decree, order or writ. The execution, delivery, and performance of and compliance with this Agreement, and the issuance of any securities to the Optionor, will not, with or without the passage of time or giving of notice, result in any such violation;

(i) There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Optionee's knowledge, currently threatened against the Optionee or its properties or assets or any officer, director or key employee of the Optionee. Neither the Optionee or its properties or assets, nor, to the Optionee's knowledge, any of its officers, directors or key employees is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, directors or key employees, such as would affect the Optionee). There is no action, suit, proceeding or investigation by the Optionee pending or which the Optionee intends to initiate;

(j) The Optionee is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation would materially and adversely affect the business, assets, liabilities, financial condition or operations of the Optionee. No governmental orders, permissions, consents, approvals or authorizations are required to be obtained and no registrations or declarations are required to be filed in connection with the execution and delivery of this Agreement or the issuance of the Payment Shares, except such as have been duly and validly obtained or filed, or with respect to any filings that must be made after the Closing, as will be filed in a timely manner. The Optionee has all franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could materially and adversely affect the business, assets, properties or financial condition of the Optionee and believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as planned to be conducted;

(k)   At the Closing, the issuance of the Payment Shares to the Optionor will be exempt from the registration requirements of the Securities Act, and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws; and

(l)   The Optionee has duly filed or caused to be filed all federal, state, county, local, foreign and other income and other material tax returns required to have been filed by it. All such tax returns are true, correct and complete in all material respects as of the date filed. There are no material federal, state, county, local or foreign or other taxes due and payable by the Optionee that have not been paid. There is no proposed deficiency, audit, action, suit or other proceeding with respect to material taxes pending or, to the Optionee's knowledge, threatened. There is no lien for taxes, whether imposed by any governmental authority, outstanding against the assets, properties or the business, except for liens for taxes not yet due and payable as may accrue in the ordinary course of business. The Optionee has withheld or collected from each payment to each of its employees, contractors or any other third party or person the amount of all taxes (if any) required to be withheld or collected by applicable law from such payment therefor and has paid the same to the proper governmental entity.

4.   ***The Option.*** The Optionor hereby grants to the Optionee the sole, exclusive option to acquire the Equity Interests of the Subsidiary (the "**Option**"), subject to the reservation or grant of the NSR, in consideration for the delivery of an up-front cash payment, the issuance of the Payment Shares at the Listing (as defined below) and the payment of the Deferred Consideration. The Payment Shares shall be issued in book-entry at the Optionee's transfer agent and the Optionor shall receive a statement of account reflecting the issuance of the Payment Shares upon their issuance. The Payment Shares shall be restricted stock, and the statement of account shall contain a legend reflecting applicable restrictions on transfer. Subject to satisfaction of the Conditions Precedent, the Option is exercisable as follows:

(a)   Within 30 days of the Effective Date, by providing written notice of exercise to the Optionor and the Subsidiary and making a payment of $300,000 to the Optionor (the "**First Payment**"); provided, however, that if the Shareholder Approval Condition has not been satisfied at the time the First Payment comes due, then Optionee may instead make the First Payment to a mutually agreeable escrow agent on terms and conditions reasonably acceptable to the Optionor to hold until such satisfaction of the Shareholder Approval Condition; and

(b)   On the date the Optionee completes an initial underwritten public offering of shares of stock or other equity interests of Optionee or any successor to Optionee (whether by way of merger, conversion, reverse takeover or the transfer of all or substantially all of the assets of Optionee or any material subsidiary thereof), or a parent or subsidiary of Optionee, or any successor to Optionee, as the case may be, in each case that is registered under the Securities Act or otherwise becomes listed on an Exchange (a "**Listing**"):

     (i)   Issuing such number of Payment Shares to the Optionor (the "**Base Payment Shares**") as is equal to $16,000,000 based on:

          A.   the price of shares of the Optionee's common stock at the Listing (i.e., the price per share paid by investors in the Optionee's initial public offering) in the event the Listing is completed by way of an initial public offering,

          B.   the deemed transaction price per share of shares of the Optionee's common stock at the Listing in the event the Listing is completed by way of a reverse takeover, merger or other business combination, or

          C.   the reference price of shares of the Optionee's common stock at the Listing calculated in accordance with Exchange policies in the event the Listing is completed by way of a direct listing on the Exchange;

     (collectively, the "**Listing Payment**");

Following the satisfaction of the Conditions Precedent and payment and satisfaction of the First Payment and the Listing Payment, the Optionee will be deemed to have exercised the Option ("**Option Exercise**") and will be entitled to all right, title and interest in and to the Equity Interests in the Subsidiary and, as a result of the acquisition of such Equity Interests, indirectly, all, right, title and interest in and to the Property, subject to the rights of the Optionor to receive and retain the NSR and the Deferred Consideration (if applicable). Notwithstanding anything to the contrary, Optionee's failure to make either the First Payment or the Listing Payment described above, shall result in the expiration or automatic termination and forfeiture of Optionee's rights under this Agreement, effective as of the due date of such missed payment.

The payment of any cash payments due to the Optionor under this Agreement shall be paid in United States dollars in immediately available funds to the Optionor or its designee at such bank account as identified in writing by the Optionor. All deliveries by the Optionee of securities of the Optionee under this Agreement shall be delivered to the Optionor or its designee as directed by the Optionor from time to time. Exercise of the Option is subject to and conditional upon the following conditions precedent (together, the "**Conditions Precedent**"):

(a)   ***Shareholder Approval Condition.*** The Optionor having obtained any shareholder and regulatory approvals it requires in order to complete the transactions contemplated by this Agreement (including but not limited to shareholder approval under ASX listing rule 11.2 and any other approvals required under the listing rules of the ASX to dispose of the Property) (the "**Shareholder Approval Condition**"). If within 75 days of the Effective Date the Shareholder Approval Condition has not been satisfied, then either the Optionor or the Optionee may terminate this Agreement by written notice to the other, and upon the effective date of termination under this clause as specified the termination notice, the Option Period will end, the First Payment will be released from escrow to the Optionee, and this Agreement will terminate and be of no further effect, except for any obligations of the Optionee incurred prior to the effective date of termination and any post-termination obligations specifically identified in this Agreement, with no right, interest or title in the Property having been earned by the Optionee. Following termination, the Optionee will provide the Optionor with access to all technical data in its possession and pertaining to the Property that is in its possession.

(b)   *Minimum Subscription.* The Optionee raising a minimum of US$6,800,000 under the capital raising to be undertaken in connection with the Listing.

(c)   *SK1300 Resource.* The Optionee completing a measured and/or indicated SK1300 mineral resource on the Property in accordance with SK1300 and the rules and regulations of the Securities Commissions.

5.   *Listing Deadline.* In the event the Listing is not complete on or before the date that is six (6) months from the Effective Date (the "**Listing Deadline**"), this Agreement will automatically terminate resulting in the forfeiture of the Optionee's rights hereunder, provided that the Optionee may, in its sole discretion, prior to the Listing Deadline elect to (i) make an additional payment of $300,000 to the Optionor and (ii) place an additional $250,000 into an escrow account with such funds to be used to cover expenditures towards Mining Operations ("**Expenditures**") over the following six (6) months, and such election will extend the Listing Deadline for an additional six (6) months (the "**Extended Listing Deadline**").

In the event the Listing is not complete on or before the Extended Listing Deadline (if applicable), this Agreement will automatically terminate resulting in the forfeiture of the Optionee's rights hereunder, provided that the Optionee may, in its sole discretion, prior to the Extended Listing Deadline, elect to (i) make an additional payment of $400,000 to the Optionor and (ii) place an additional $250,000 into an escrow account with such funds to be used to cover Expenditures over the following six (6) months, and such election will extend the Extended Listing Deadline for an additional six (6) months (which, for greater certainty, shall be twelve (12) months from the original Listing Deadline) (the "**Further Extended Listing Deadline**").

In the event the Listing is not complete on or before the Further Extended Listing Deadline (if applicable), this Agreement will automatically terminate resulting in the forfeiture of the Optionee's rights hereunder.

6.   **Resource Payment.** In the event that the Optionee identifies a measured and/or indicated SK1300 mineral resource of not less than 40 million pounds of uranium on the Property in accordance with SK1300 and the rules and regulations of the Securities Commissions in connection with the Listing:

(a)   The value of the Payment Shares issuable to Optionee as part of the Listing Payment will be increased by $4,000,000; and

(b)   For every additional 1 million pounds of measured and/or indicated SK1300 mineral resource over 40 million pounds of uranium, the value of the Payment Shares issuable to Optionee as part of the Listing Payment will increase by an additional $200,000 pro rated for amounts less than 1 million pounds of measured and/or indicated SK1300 mineral resource; provided, however, that the total increase in value of the Payment Shares under this Section 6(b) shall be capped at $1,000,000.

(collectively, the "**Resource Payment**").

(c)   The Optionee shall pay the Resource Payment to the Optionor at the Closing based upon the SK1300 and the rules and regulations of the Securities Commissions in connection with the Listing.

(d)   Optionor shall have the right to review and audit the books, records and results of each SK1300 reporting and the supporting data and information therefor and to submit such data and information to its consultants and agents. If the Optionor disagrees with the Optionee's SK1300 reporting it has the right to deliver a notice of disagreement to the Optionee, whereupon for a period of 30-days the parties shall in good faith seek to resolve any differences they may have with respect to the quantity of the mineral resource contained in the SK1300. If the parties have not resolved their differences by the end of such 30-day period, then the parties shall submit in writing their dispute to an independent technical consultant reasonably acceptable to each of them together with supporting information and the reasons for their views as to the correct amount of the resource, and the independent technical consultant shall make a final written determination as to each disputed item and the amount of the mineral resource. The determination of the independent technical consultant shall be final.

7.   **Payment upon Completion of Pre-Feasibility Study.** Upon the completion by the Optionee or any successor of Optionee of a positive pre-feasibility study with respect to the Property, the Optionee or such successor of Optionee shall issue to the Optionor additional Payment Shares (the "**Pre-Feasibility Bonus Payment**") with a value of $5,000,000 based on the 30-day volume-weighted average price of the Optionee's common stock on the Exchange for the 30 trading days prior to the date of the announcement of the pre-feasibility study.

8.   **Adjustments based Upon Spot Price of Uranium**. The Optionor shall be entitled to receive additional Payment Shares based on the increase in the uranium spot price over the period between the Effective Date and the day prior to the closing of the acquisition of the Property by Optionee under this Agreement (the "**Closing**") as described in § 11 below. The Parties shall measure the thirty (30) day trailing average of the uranium spot price as of the Effective date and as of the day prior to the Closing Date, or such earlier date as may be required by applicable regulations. The percentage increase in the uranium spot price over such measurement period is the "**Spot Price Increase Percentage**." Within ten (10) days from the Closing, the Optionee shall issue to the Optionor a number of additional Payment Shares that is equal to the product of (i) fifty

percent (50%) of the Spot Price Increase Percentage multiplied by the (ii) number of Base Payment Shares. For example, if the Spot Price Increase Percentage is 20%, Optionee shall receive 1,600,000 additional Payment Shares (20% * 50% = 10%) * 16,000,000 = 1,600,000. In the event the Spot Price Increase Percentage is a negative value, then there shall be no adjustment to the number of Payment Shares issued pursuant to this §8.

9. ***Restrictions Applicable to Payment Shares.***

(a)   The Optionor acknowledges that the Payment Shares will be subject to restrictions on resale prescribed by securities laws applicable in the United States and the transfer agent for the Payment Shares will include in its records applicable stop transfer orders and, if the Payment Shares are certificated, will place an appropriate legend on the certificate evidencing the Payment Shares referring to transfer restrictions under applicable law.

(b)   In connection with any Listing pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Act**"), including Optionee's initial public offering, Optionor or any holder of the Payment Shares shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Payment Shares without the prior written consent of Optionor and its managing underwriter. Such restriction shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by such underwriter. In no event, however, shall such period exceed one hundred eighty (180) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions. For consideration received and acknowledged, Optionor and any other holder of the Payment Shares, in its capacity as a securityholder of Optionee, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of Optionee to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this Section 8 and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering or other underwritten offering of Optionee. Such appointment shall be for the limited purposes set forth above.

10. ***Operator.***

(a)   The Optionee shall act as the Operator during the Option Period subject to the oversight and direction of an operations committee consisting of one (1) representative appointed by the Optionee and one (1) appointed by the Optionor (the "**Operations Committee**"). The Operations Committee shall decide all matters unanimously. The Optionee and Optionor shall work together in good faith to develop a proposed work program and budget with respect to the Property during the Option Period within 30 days of the execution of this Agreement, which shall include the work required to substantiate the Resource Payment ("**Work Program**"). The Operator shall conduct all business and operations pursuant to the Work Program, and shall require the approval of the Operations Committee prior to implementing any changes to the Work Program during the Option Period. The Operator shall be responsible for the conduct of all exploration and development work on the Property during the Option Period.

(b)   In carrying out all exploration and development work on the Property as the Operator, the Optionee shall:

(i)   comply with all laws and regulations of all Governmental and Regulatory Authorities, including Environmental Standards, as well as the provisions of all agreements or instruments of title under which the Mineral Claims are held;

(ii)   keep the Mineral Claims free of all liens and Encumbrances (other than those, if any, in effect on the Effective Date or the creation of which is permitted by this Agreement) arising out of the carrying out of Mining Operations on the Property and, in the event of any lien or Encumbrance being filed as mentioned, proceed with diligence to contest or discharge it, and in the event of any termination of this Agreement in accordance with its terms, the Optionee shall discharge and remove all Encumbrances on the Property other than those Permitted Encumbrances in existence as of the Effective Date;

(iii)   perform assessment work or make payment in lieu thereof and timely pay the annual claim maintenance fees, rentals, taxes, or other payments and do all other things necessary to maintain the Mineral Claims in good standing, including the timely and proper payment of all ongoing claim maintenance fees due and owing to the U.S. Bureau of Land Management together with filing and recording all affidavits or other notices evidencing such payments as may be required by Governmental and Regulatory Authorities;

(iv)   maintain accounts in accordance with generally accepted accounting principles in the mining industry;

(v)   perform its duties and obligations in a sound and workmanlike manner, in accordance with sound mining and engineering practices, and in compliance with all applicable federal, state, county, territorial, and municipal laws, by-laws, ordinances, rules and regulations, and this Agreement;

(vi)   regulate and limit access to the Property, subject only to the right of designates of the Optionor to have access to the Property at all reasonable times at their own risk and expense for the purpose of inspecting Mining Operations;

(vii)   employ and engage employees, agents, and independent contractors that it considers necessary or advisable to carry out its duties and obligations and, in this connection, to delegate any of its powers and rights to perform its duties and obligations under this Agreement. For the avoidance of doubt, any delegation of the Optionee's powers and rights under this Agreement will not relieve the Optionee of any of its obligations or liability under this Agreement;

(viii) permit the Optionor, at its own expense, to access the Property and inspect, take abstracts from, or audit any or all of the records and accounts related to the Property and any Mining Operations done thereon during normal business hours;

(ix) obtain and maintain, or cause any contractor engaged in connection with this Agreement to obtain and maintain, adequate insurance (as determined by the Operator in its sole discretion, acting reasonably) during any period in which Mining Operations are carried out under this Agreement, listing the Optionor as co-insured or loss payee;

(x) arrange for and maintain workers' compensation or equivalent coverage for all eligible employees engaged by the Operator in accordance with local statutory requirements;

(xi) transact, undertake, and perform all transactions, contracts, employments, purchases, operations, negotiations with third parties, and any other matters undertaken on behalf of the parties in the Operator's name and solely at the Operator's liability; and

(xii) not commence any commercial production of Minerals or other products on the Property unless and until Optionee exercises the Option. Notwithstanding the foregoing, Operator shall not be restricted from conducting sampling (including bulk sampling), testing and exploration operations on the Property during the term of this Agreement.

11. ***Transfer of Title.***

Subject to the Optionee having completed the Option Exercise, Closing will occur on the date that the Optionee makes the Listing Payment, at such time and place as agreed between the parties acting reasonably.

At Closing, the Optionor shall deliver to the Optionee (or a nominee of the Optionee) all necessary instruments of transfer of the Equity Interests, including membership interest certificates, assignments, and any other documents required to transfer the Equity Interests to the Optionee. The operating agreement of the Subsidiary shall be amended and restated in a manner satisfactory to the Optionee to reflect that the Optionee is the sole owner of the Equity Interests in the Subsidiary.

At Closing, the Optionor shall deliver to the Optionee complete and accurate copies of all books, records, permits, and compliance documentation of the Subsidiary related to the Property and the Subsidiary's compliance with applicable regulations.

This transfer shall confer full ownership of the Property through the Subsidiary, subject to the NSR and any Permitted Encumbrances.

The Optionee will be entitled to register this transfer with the appropriate government offices as necessary to reflect ownership through the Subsidiary, with the Optionor retaining the NSR as specified in this Agreement.

Upon Closing, the Optionee, as the new owner of the Subsidiary, shall assume responsibility for compliance with all Permitted Encumbrances, NSR obligations, and regulatory requirements related to the Property, as outlined in this Agreement.

At the Closing, each Party will deliver to the other Party such additional agreements or certificates as may be requested by a Party to bring down representations and warranties made herein to the Closing Date.

12. ***Default and Termination of Option***.

(a) The Optionee may terminate this Agreement at any time prior to the Option Exercise by giving at least thirty (30) days' prior notice of termination to the Optionor, and upon the effective date of termination as specified the termination notice, the Option Period will end and this Agreement will terminate and be of no further effect, except for any obligations of the Optionee incurred prior to the effective date of termination and any post-termination obligations specifically identified in this Agreement, with no right, interest or title in the Property having been earned by the Optionee. Following termination, the Optionee will provide the Optionor with access to and copies of all technical data in its possession and pertaining to the Property that is in its possession.

(b) If, at any time prior to the Option Exercise, either party is in default ("**Defaulting Party**") in performing any material obligation under this Agreement or in breach of any material provision contained in this Agreement, then the party not in default may terminate this Agreement by giving notice of termination ("**Termination Notice**") to the Defaulting Party but only if:

(i) it has given (by email and in writing delivered to specified address below) to the Defaulting Party notice of the particular failure, default, or breach on the part of the Optionee; and

(ii) the Defaulting Party has not, within thirty (30) days following delivery of the notice of default, commenced to take reasonable steps to cure the default by taking appropriate measures, which the Defaulting Party after due inquiry reasonably believes will cure the default. If the default relates to a payment of money or issuance of Payment Shares under §4, "commenced to take reasonable steps" means payment of the amounts or issuance of Payment Shares that are in default within the thirty (30) day period.

(c) Notwithstanding any termination of this Agreement, the Optionee will remain liable for its obligations under §§13, 18 and 19 hereof, and the Optionor will remain liable for its obligations under §13 and 18 hereof.

13. ***Indemnity.***

    (a)   Each Party shall indemnify, defend and save harmless the other and their officers, directors, and shareholders, from and against any and all claims, losses, liabilities, damages, fees, fines, penalties, interests, deficiencies, costs and expenses, of any nature or kind whatsoever ("**Losses**"), arising by virtue or in respect of any breach of a representation or warranty or covenant contained herein or failure to comply with any provision herein, or any inaccuracy, misstatement, misrepresentation or omission made by the party in connection with any matter set out herein, and any and all actions, suits, proceedings, demands, claims, costs, legal and other expenses related or incidental thereto, except that no party is entitled to indemnification hereunder for Losses resulting from the gross negligence or willful misconduct of the party or anyone for whom the party is responsible in law.

    (b)   In addition to the above, (i) the Optionee will indemnify, defend and hold harmless the Optionor and its officers, directors, agents and insurers from and against any and all Losses pertaining to Mining Operations during the term of this Agreement; and (ii) the Optionor will indemnify, defend and hold harmless the Optionee and its officers, directors, agents and insurers from and against any and all Losses pertaining to Mining Operations prior to the term of this Agreement.

    (c)   Notwithstanding any other provision of this Agreement and any termination of this Agreement, the indemnities provided herein will remain in force until all possible liabilities of the persons indemnified thereby are extinguished by the operation of law and will not be limited to or affected by any other indemnity obtained by any indemnified person from any other person.

14. ***Additional Covenants of the Optionor.*** During the Option Period, the Optionor shall not, without the prior consent of the Optionee (such consent not to be unreasonably withheld):

    (a)   do or permit or suffer to be done any act or thing which would or might reasonably be expected to materially adversely affect the rights of the Optionee hereunder;

    (b)   relinquish or abandon all or any part of its interest in the Mineral Claims; and

    (c)   during the Option Period and until Closing, the Optionor shall ensure that the Subsidiary conducts no activities other than those necessary to maintain and preserve the Property and comply with any legal or regulatory obligations pertaining to the Property. The Optionor agrees not to engage the Subsidiary in any unrelated transactions, contracts, or encumbrances without the prior written consent of the Optionee.

15. ***NSR Royalty.*** Subject to Closing and the Optionee commencing commercial production on any Mineral Claims, the Optionee, its successors and assignees shall pay to the Optionor a royalty (the "**NSR**") calculated at one percent (1.0%) of the Net Smelter Returns as defined, calculated and set forth in Schedule "B" to this Agreement. The NSR, which shall be a perpetual interest and covenant that runs with the land, shall be reserved to the Optionor in the quitclaim deed conveying the Property to the Optionee at the Closing. All proceeds from metals or commodities produced prior to the Optionee completing the

Option Exercise or before commercial production commences will be distributed and paid to the Optionor.

16. ***NSR Buy-Back.*** The Optionee or its successors and assignees shall have the right, following delivery of written notice to the Optionor, at any time prior to commencing commercial production from the Property, to purchase one-half of the NSR from the Optionor in consideration for a one-time cash payment to the Optionor of $1,000,000, or alternatively, to purchase the whole NSR from the Optionor in consideration for a one-time cash payment to the Optionor of $2,000,000.

17. ***Assignment and Assumption.*** This Agreement is binding on the permitted successors and assigns of the Optionee. The Optionee may not assign any part of its obligations under this Agreement to any third party or Encumber the Property or grant any offtake or royalty rights in respect of the Property during the Option Period, without the prior written consent of the Optionor, which consent may not be unreasonably withheld. Prior to any assignment of this Agreement by Optionee, the assignee must properly agree to assume in writing all obligations of Optionee hereunder. Optionee shall remain responsible for all obligations under this Agreement, in the event that any assignee fails to timely or properly perform.

    Following Closing and until the Pre-Feasibility Bonus, the Resource Payment and any Payment Shares due under §8 (collectively, **Deferred Consideration**) have been paid to the Optionor, the Optionee covenants and agrees with Optionor that the Optionee shall not assign, transfer or otherwise dispose of any interest in the Property unless the Optionee has first obtained from the entity or person with whom it proposes to make such assignment, transfer or disposal (**Proposed Assignee**) a deed of covenant signed by the Proposed Assignee and the Optionee on terms acceptable to the Optionor (acting reasonably) whereby the Proposed Assignee acknowledges and confirms the obligation to pay the Deferred Consideration to the Optionor in accordance with this Agreement and covenants to be bound by and perform the provisions of this Agreement that relate to the payment of the Deferred Consideration and the assignment of the Properties.

18. ***Reclamation, Buildings and Equipment.*** In the event that this Agreement is terminated or expires without Optionee exercising the Option, the Optionee shall (i) be solely responsible for reclaiming the Property and all lands covered thereby in accordance with all applicable Environmental Standards, to the extent such reclamation is required by applicable Environmental Standards as a result of Mining Operations conducted on the Property by the Optionee, (ii) discharge and remove all Encumbrances on the Property other than those Permitted Encumbrances in existence as of the Effective Date and (iii) timely and properly pay all claim maintenance fees to maintain the Mineral Claims in good standing for at least twelve months following the date of termination. All buildings, plant, equipment, machinery, tools, appliances and supplies for which the Optionee has placed on the Property shall be removed by the Optionee no later than six (6) months after such termination or expiration, unless Optionor in its sole discretion elects to assume and acquire ownership of the same. Any buildings, plant, equipment, machinery, tools, appliances or supplies left on the Property during the six (6) month period will be at the Optionee's sole risk and, if not removed during the six (6) month period, will become the Property of the Optionor, subject to Optionor's election to assume and acquire ownership of the same. Notwithstanding the foregoing, if the Option is not exercised, six (6) months after termination or expiration of this Agreement, Optionor may in its sole discretion (i)

require the removal of any buildings, plant, equipment, machinery, tools, appliances or supplies left on the Property, or (ii) remove any such buildings, plant, equipment, machinery, tools, appliances or supplies left on the Property at its own cost and expense and then recoup said costs and expenses from Optionee.   During the Option Period, however, without the prior consent of the Optionee, the Optionor shall not remove from the Property any buildings, plant, equipment, machinery, tools, appliances or supplies placed on the Property by the Optionee. The obligations and duties of Optionee under this paragraph shall survive the termination or expiration of this Agreement.

19.   ***Confidentiality.*** The parties to this Agreement shall keep confidential the existence and terms of this Agreement and all books, records, files and other information supplied by any party to the other party or its employees, agents or representatives in connection with this Agreement or in respect of the activities carried out on the Property by any party, or related to the sale of Minerals, or other products derived from any Property, including all analyses, reports, studies or other documents prepared by any party or its employees, agents or representatives, which contain information from, or otherwise reflects such books, records, files or other information. The parties shall use their reasonable efforts to ensure that their employees, agents or representatives do not disclose, divulge, publish, transcribe, or transfer such information, in whole or in part, other than to an affiliate where such disclosure is for routine corporate purposes, and other than to its contractors, legal, accounting and other advisors, financiers, potential investors and potential transaction partners who require such information, without the prior written consent of the other party, which consent may not be arbitrarily or unreasonably withheld and which shall not apply to such information or any part thereof to the extent that:

(a)   It is required to be disclosed by a party pursuant to applicable laws or the rules of a relevant securities exchange;

(b)   The disclosing party reasonably believes that the disclosure is required to be made to a taxation or other Government or Regulatory Authority in connection with the taxation or other affairs of the disclosing party; or

(c)   Such information becomes generally disclosed to the public, other than as a consequence of a breach of this Agreement by one of the parties to this Agreement.

The Optionee's obligation of confidentiality hereunder in relation to technical data pertaining to the Property shall terminate upon its acquisition of the Property at the Closing.

On signing of this Agreement, Optionor and Optionee may release ASX or news release announcements respectively regarding the Agreement (in such form to be mutually agreed by the parties acting reasonably).

20.   **Director Appointment**. So long as the Payment Shares held by Optionor constitute at least ten percent (10%) of the issued and outstanding shares of common stock of Optionee, Optionor shall have the right to appoint one director to the board of directors of Optionee and Optionee shall take such action as may be required to include such nominee of Optionor in any proxy statement or information statement sent to the stockholders of Optionee for the election of directors and will include such nominee in any written consent

of stockholders relating to the election of directors of Optionee. At the Closing, the Optionor and the Optionee shall execute and deliver an investor rights agreement memorializing this right to appoint a board director together with other customary protections and rights for a shareholder owning 10% or more of the issued and outstanding shares, on terms and conditions reasonably acceptable to the Optionor and the Optionee.

21. *Notices*. All notices, consents, demands and requests (in this §21, "**Communications**") required or permitted under this Agreement must be in writing and delivered, emailed, or sent by courier or prepaid registered mail to the parties, at their following respective addresses:

Optionor and Subsidiary:	Aurora Energy Metals Ltd & Oregon Energy LLC.
	Alasdair Cooke, Director
	Suite 1 – 245 Churchill Avenue
	Subiaco, WA, 6008
	Australia
	Email: alasdairc@auroraenergymetals.com
Optionee:	Eagle Energy Metals Corp.
	Attention: Mark Mukhija
	CEO
	5470 Kietzke Lane, Suite 300 PMB #375
	Reno, NV 89511
	E-mail: mmukhija@eagleenergymetals.com

and if any Communication is sent by courier or prepaid registered mail, it shall, be conclusively deemed to have been received on the date of receipt of it and, if delivered or emailed, it will be deemed to have been received at the time of delivery or transmission. Notwithstanding the foregoing provisions with respect to mailing, in the event that it may be reasonably anticipated that, due to any strike, lock-out or similar event involving an interruption in postal service, any Communication will not be received by the addressee by no later than the third business day following the mailing of it, then the Communication must be sent by an alternative means of delivery in order that the payment or communication may be received expeditiously by the addressee. Either party may from time to time change its address by notice to the other in accordance with this §21.

22. *Time of the Essence.* Time is of the essence of this Agreement.

23. *Option Only.* With the exception of §§ 1, 2, 3, 8, 10, 12, 13, 14, 17, 18, 19 and 21, which contain certain unconditional obligations, this Agreement is an option only and except as specifically provided otherwise, and except those unconditional obligations in §§ 1, 2, 3, 8, 10, 12, 13, 14, 17, 18, 19 and 21, no provision hereof will be construed as obligating the Optionee to do any acts or make any payments hereunder, and no acts or payments that are made hereunder will be construed as obligating the Optionee to do any further acts or make any further payments. Sections 1, 2, 3, 8, 10, 12, 13, 14, 17, 18, 19 and 21 are binding notwithstanding any exercise of the Option.

24. *Counterparts.* This Agreement may be executed in counterparts (by original or electronic signature), each of which when so executed will be deemed an original and all counterparts together will constitute one and the same instrument.

25. ***No Partnership***. Nothing in this Agreement shall be deemed to create (i) a fiduciary relationship between the parties or (ii) a partnership, mining partnership, joint venture or other similar business relationship between the parties.

26. ***Rule Against Perpetuities.*** The parties do not intend that there shall be any violation of the Rule Against Perpetuities or any similar rule. Accordingly, any right or option to acquire any interest in the Property must be exercised, if at all, so as to vest such interest within time periods permitted by applicable rules. If, however, any such violation should inadvertently occur, the provisions of this Agreement shall be revised in such a way as to approximate most closely the intent of the parties within the limits permissible under such rules.

27. ***Secured Rights.*** The parties may record this Agreement or a memorandum hereof for purposes of imparting constructive notice. The parties hereby grant security interests in the Mineral Claims comprising the Property to each other to protect their rights and obligations hereunder against third parties. To this end, Optionor specifically grants a security interest to Optionee in the Mineral Claims comprising the Property to protect its right to the Option based on the terms and conditions set forth in this Agreement, and Optionee specifically grants a security interest to Optionor in the Mineral Claims comprising the Property to protect Optionor's right to a reconveyance of the Property in the event the Deferred Consideration is not timely tendered.

28. ***Investment Representations.*** With respect to the acquisition by a party of securities of the other party (the "**Securities**"), each party represents to the other party that it: (a) is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D under the Securities Act; (b) is acquiring the Securities for itself for investment purposes only, and not with a view towards any resale or distribution of such Securities; (c) has been advised and understands that the Securities (i) are being issued in reliance upon one or more exemptions from the registration requirements of the Securities Act and any applicable state securities Laws, (ii) have not been registered under the Securities Act or any applicable state securities Laws and, therefore, and cannot be resold unless they are registered under the Securities Act and all applicable state securities laws, unless exemptions from registration are available, and (iii) will bear an appropriate restrictive legend reflecting that they cannot be resold unless they are registered under the Securities Act and all applicable state securities laws, unless exemptions from registration are available; and (d) is aware that an investment in the Securities is a speculative investment and is subject to the risk of complete loss. By reason of each party's business or financial experience, or by reason of the business, each party is capable of evaluating the risks and merits of an investment in the other party and of protecting its interests in connection with this investment.

[Signature page follows]

The parties, intending to be contractually bound, have entered into this Agreement as of the Effective Date.

AURORA ENERGY METALS LTD.

Per: _____   _____
      Name: Name:
      Title: Title:

The parties, intending to be contractually bound, have entered into this Agreement as of the Effective Date.

OREGON ENERGY LLC

Per: _____

      Name:

      Title:

The parties, intending to be contractually bound, have entered into this Agreement as of the Effective Date.

EAGLE ENERGY METALS CORP.

Per: _____
      Name: Mark Mukhija
      Title: CEO

SCHEDULE "A"

DESCRIPTION OF MINERAL CLAIMS COMPRISING THE PROPERTY

Location	Claim Name	Interest
Oregon, USA	AURORA 11-60	100%
Oregon, USA	AURORA 62-64	100%
Oregon, USA	AURORA 69-78	100%
Oregon, USA	AURORA 82-87	100%
Oregon, USA	AURORA 97-108	100%
Oregon, USA	AURORA 117-125	100%
Oregon, USA	AURORA 134-145	100%
Oregon, USA	AURORA 236	100%
Oregon, USA	AURORA 238	100%
Oregon, USA	AURORA 240	100%
Oregon, USA	AURORA 242	100%
Oregon, USA	AURORA 244	100%
Oregon, USA	AURORA 246	100%
Oregon, USA	AURORA 248	100%
Oregon, USA	AURORA 250	100%
Oregon, USA	CROTALUS CREEK 7-9	100%
Oregon, USA	CROTALUS CREEK 23	100%
Oregon, USA	CROTALUS CREEK 25	100%
Oregon, USA	CROTALUS CREEK 27	100%
Oregon, USA	CALD 01-91	100%
Oregon, USA	JH 01-71	100%
Nevada, USA	JH 72-102	100%
Nevada, USA	KB 01-56	100%

SCHEDULE "B"

Net Smelter Royalty Terms and Conditions

1.   The NSR is equal to one percent (1.0%) of Net Smelter Returns (subject to reduction pursuant to exercise of the NSR buy-back right in the Property Option Agreement of which this Schedule "B" forms part) from the sale of any Product derived from the Property.

2.   "**Net Smelter Returns**" means the actual proceeds received by the Optionee, any successor or assign from any mint, smelter, refinery or other purchaser from the sale of ores, minerals, mineral substances, metals or concentrates (collectively "**Product**") produced from any Mineral Claims comprising the Property and sold to any party, or in the case of any loss the proceeds received from an insurer in respect of Product, after deducting from such proceeds all reasonable third-party charges for treatment in smelting and refining and for transportation to the smelter or refinery, including handling, assaying, weighing, sampling, insurance and representative fees and costs. Deductions will only include amounts that have been paid to arms'-length parties that were incurred at facilities offsite. There will not be deductions for losses arising from loss, theft or damage of Product, whether or not occurring on or off the Mineral Claims and whether the Product is in the possession of the Optionee or otherwise.

3.   The NSR will be:

(a)   calculated and paid on a quarterly basis within thirty (30) days after the end of each quarter of the fiscal year for the Optionee (an "**Operating Year**"), based on the Net Smelter Returns for that quarter;

(b)   each payment of NSR will be accompanied by an unaudited statement indicating the calculation of the NSR hereunder in reasonable detail and the Holder will receive, within four (4) months of the end of each Operating Year, an annual summary unaudited statement (an "**Annual Statement**") showing in reasonable detail the calculation of the NSR for the last completed Operating Year, and each such statement shall show all credits and deductions added to or deducted from the amount due to the Holder, including all quantities and grades of Product produced and sold, the price of Product sold, the type and amount of allowable deductions and such other information reasonably necessary to calculate and audit the NSR;

(c)   the Holder will have one hundred eighty (180) days from the time of receipt of the Annual Statement to question the accuracy thereof in writing and, failing such objection, the Annual Statement will be deemed to be correct and unimpeachable thereafter, unless it is shown that there was a deliberate attempt to defraud or an illegal action to hide production figures or payments;

(d)   if the Annual Statement is questioned by the Holder, and if such questions cannot be resolved between the Optionee and the Holder, the Holder will have twelve (12) months from the time of receipt of the Annual Statement to have such audited, which will initially be at the expense of the Holder, unless it is shown that there was a deliberate attempt to defraud or an illegal action to hide production figures or payments and subject to clause (f) below;

(e)   the audited Annual Statement will be final and determinative of the calculation of the NSR for the audited period and will be binding on the parties and any overpayment of NSR will be deducted by the Optionee from the next payment of NSR and any underpayment of NSR will be paid forthwith by the Optionee;

(f)   the costs of the audit will be borne by the Holder if the Annual Statement was accurate within one percent (1.0%) or overstated the NSR payable by greater than one percent (1.0%) and will be borne by the Optionee if such statement understated the NSR payable by greater than one percent (1.0%). If the Optionee is obligated to pay for the audit it will forthwith reimburse the Holder for any of the audit costs which it had paid; and

(g)   the Holder will be entitled to examine, on reasonable notice and during normal business hours, such books and records as are reasonably necessary to verify the payment of the NSR to it from time to time, provided however that such examination shall not unreasonably interfere with or hinder the Optionee's operations or procedures.

4.   The determination of the NSR hereunder is based on the premise that production will be developed solely from the Mineral Claims comprising the Property. If the Mineral Claims and one or more other properties are incorporated in a single mining project and metals, ores or concentrates pertaining to each are not readily segregated on a practical or equitable basis, the allocation of actual proceeds received and deductions therefrom will be negotiated between the parties and, if the parties fail to agree on such allocation, the matter will be referred to an independent firm of chartered accountants who represent mining clients and are familiar with the accounting for NSR royalties. The accountants will make reference to this Agreement and to practices used in mining operations that are of a similar nature. The decision of the accountants will be final and binding on the parties.

5.   The right to receive a percentage of Net Smelter Returns as and when due will not make or be deemed to make the Holder the partner, agent or legal representative of the Optionee.

6.   In addition to its right to repurchase one-half of the NSR as provided for in the Property Option Agreement for $1,000,000 or the entire NSR for $2,000,000, the Optionee shall have a Right of First Refusal on the proposed sale by the Holder of all or part of the NSR as follows:

(a)   if the Holder (in this paragraph called the "**Offeror**") intends to sell all or part of the NSR (in this paragraph the "**Interest**") it will first give notice in writing to the Optionee (in this paragraph called the "**Offeree**") of its intention together with the terms and conditions on which the Offeror intends to sell the Interest;

(b)   any communication of an intention to sell pursuant to this paragraph will be in writing delivered in accordance with the Property Option Agreement and will set out fully and clearly all of the terms and conditions of any intended sale and such communication will be deemed to constitute an offer (the "**Offer**") by the Offeror to the Offeree to sell the Interest to the Offeree on the terms and conditions set out in such Offer;

(c)   any Offer made as contemplated in this paragraph will be open for acceptance by the Offeree for a period of sixty (60) days from the date of receipt of the Offer by the Offeree;

(d)   if the Offeree accepts the Offer within the time provided in subparagraph (c), such acceptance will constitute a binding agreement of purchase and sale between the Offeror and the Offeree for the Interest on the terms and conditions set out in the Offer; and

(e)   if the Offeree does not accept the Offer within the time prescribed, the Offeror may complete the sale of the Interest on the terms and conditions set out in the Offer or on terms and conditions substantially similar to, but no more favourable to its offeree than, the terms and conditions set out in the Offer, within 90 days from the expiration of the right of the Offeree to accept such Offer or the Offeror must again comply with the provisions of this paragraph. For the avoidance of doubt, if the Interest is sold to a third party, it shall be sold subject to the Offeree's buyback and other rights contained in the Property Option Agreement.

7.   Following the Option Exercise, the operator of the Mineral Claims comprising the Property, whether or not it is the Optionee, will be entitled to:

(a)   make all operational decisions with respect to the methods and extent of mining and processing of ore, concentrate, doré, metal and products produced from the Mineral Claims;

(b)   make all decisions relating to sales of such concentrate, doré, metal and products produced; and

(c)   make all decisions concerning temporary or long-term cessation of operations.

8.   The NSR is an interest in real property and constitutes the grant of a vested present interest in the Property and the ground covered thereby (including any interest derived from the federal government under the General Mining Law of 1872 and any amendment thereof), and a covenant running with the land and all successions thereof, whether created privately or through government action, and binding upon the owner and its successors and the assigns of the Property, or any portion thereof or interest therein.

9.   The NSR shall attach to any amendments, relocations or conversions of any mining claim, mineral right, license, lease, concession, permit, patent or other tenure comprising the Property, or to any extension or renewal thereof or to any replacement or substitution therefor.

10.   The owner shall maintain the Property in good standing, including paying or causing to be paid at least 30 days prior to the date when due all claim maintenance fees, taxes, and other payments and amounts owing in respect thereof, performing or causing to be performed all required assessment work thereon, paying or causing to be paid all claim, permit and license maintenances fees in respect thereof, paying or causing to be paid all rents and other payments in respect of leased properties forming a part thereof and otherwise maintaining the Property in accordance with applicable laws.

11.   The owner shall not abandon any mining leases, mining claims or other rights or interests comprising part of the Property or any other interest in the Property. If the owner desires to abandon all or any portion of the Property, it shall first provide written notice to the Holder no less than 120 days prior to such abandonment identifying the portion of the Property that the owner intends to abandon (the "**Proposed Abandoned Area**". Upon receipt of such notice of abandonment, the Holder shall have the exclusive right and option for a period of 90 days following receipt of such notice to purchase the Proposed Abandoned Area. If the owner and the Holder cannot agree on a reasonable purchase price for the Proposed Abandoned Area, it shall be submitted to an independent appraiser for a final purchase price determination. The owner shall convey the Proposed Abandoned Area to the Holder or its designee on payment of the purchase price.

12.   The Holder shall have the right to maintain the Property in good standing (including the payment of claim maintenance fees), at the expense of the Optionee. The Holder may undertake such investigation of the title and status of the Property as it shall deem necessary. If that investigation should reveal defects in the title, the Optionee shall forthwith proceed to cure such title defects to the satisfaction of the Holder. If the Optionee fails to do so: (i) the Holder may proceed to cure such title defects; and (ii) any costs and expenses incurred (including reasonable legal fees and costs) by the Holder shall be promptly reimbursed by the Optionee.

13. The NSR and all payments and obligations related thereto are binding on the Optionee, its successors and assigns. If Optionee conveys, transfers, or assigns all or any portion of its interest in the Property (other than in connection with a pledge of the Property for financing purposes) it shall require the party or parties acquiring such interest to assume in writing the obligation to pay the NSR in accordance with the terms hereof, and to cause an original of such writing to be delivered to the Holder.

14. All stockpiles, tailings, residues, waste rock, waste stockpiles, spoiled leach materials, and other materials resulting from operations and activities on the Property, whether conducted by Optionee, any predecessor, any successor or any other person, shall be the sole property and responsibility of the Optionee, but shall remain subject to the obligation to pay the NSR should the same be processed or reprocessed, as the case may be, in the future.

15. All capitalized terms not otherwise defined herein shall have the meaning given to them in the Property Option Agreement to which these Terms and Conditions form Schedule "B".

EXHIBIT E

Financial Statements

(*See Attached*)

EAGLE ENERGY METALS CORP.

FINANCIAL STATEMENTS

FOR THE PERIOD FROM DECEMBER 14, 2023 (INCEPTION) THROUGH NOVEMBER 30, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Eagle Energy Metals Corp.

Opinion on the Financial Statements
We have audited the accompanying balance sheet of Eagle Energy Metals Corp. (the "Company") as of November 30, 2024, and the related statements of operations, changes in stockholders' deficit, and cash flows for the period from December 14, 2023 (inception) through November 30, 2024, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2024, and the results of its operations and its cash flows for the period from December 14, 2023 (inception) through November 30, 2024 in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 of the notes to the financial statements, the Company has suffered a loss from operations and has insufficient working capital to fund future operations, both of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

Adeptus Partners, LLC

Adeptus Partners, LLC
Ocean, New Jersey
March 11, 2025

EAGLE ENERGY METALS CORP.
BALANCE SHEET
AS OF NOVEMBER 30, 2024

	Notes		
Assets			
Current assets			
Cash		$	717
Prepaid expenses			427
Total assets		$	1,144
Liabilities and Stockholders' Deficit			
Current liabilities			
Accounts payable and accrued liabilities	5	$	106,245
Due to related parties	7		518,468
Total liabilities			624,713
Commitments and contingencies			
Stockholders' deficit			
Preferred stock, $0.0001 par value, 50,000,000 shares authorized; none issued and outstanding as of November 30, 2024			-
Common stock, $0.0001 par value, 350,000,000 shares authorized; 96,000,040 issued and outstanding as of November 30, 2024	6, 7		9,600
Additional paid-in capital	6, 7		219,138
Obligation to issue shares	6, 7, 11		167,750
Accumulated deficit			(1,020,057)
Total stockholders' deficit			(623,569)
Total liabilities and stockholders' deficit		$	1,144

The accompanying notes are an integral part of these financial statements

EAGLE ENERGY METALS CORP.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM DECEMBER 14, 2023 (INCEPTION) THROUGH NOVEMBER 30, 2024

	Notes		
Operating expenses			
Bank charges		$	389
Office and administrative	7		41,027
Professional fees	7		758,143
Rent expense			27,589
Travel and entertainment	7		123,483
Total operating expenses			(950,631)
Other income (expense)			
Loss on impairment	4		(70,000)
Gain on foreign currency transactions			574
Total other income (expense)			(69,426)
Net loss		$	(1,020,057)
Weighted average number of shares – Basic and diluted			73,183,116
Loss per share – Basic and diluted		$	(0.01)

The accompanying notes are an integral part of these financial statements

EAGLE ENERGY METALS CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE PERIOD FROM DECEMBER 14, 2023 (INCEPTION) THROUGH NOVEMBER 30, 2024

	Common Stock			Additional Paid-In Capital		Obligation to Issue Shares		Deficit		Total Stockholders' Deficit
	Number of Shares		Amount							
Balance, December 14, 2023	-	$	-	$	-	$	-	$	-	$	-
Issuance of common shares	96,000,040		9,600		225,601		-		-		235,201
Share issuance costs	-		-		(6,463)		-		-		(6,463)
Shares to be issued for bonus	-		-		-		167,750		-		167,750
Net loss	-		-		-		-		(1,020,057)		(1,020,057)
Balance, November 30, 2024	**96,000,040**	**$**	**9,600**	**$**	**219,138**	**$**	**167,750**	**$**	**(1,020,057)**	**$**	**(623,569)**

The accompanying notes are an integral part of these financial statements

EAGLE ENERGY METALS CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DECEMBER 14, 2023 (INCEPTION) THROUGH NOVEMBER 30, 2024

Cash flows from operating activities		
Net loss	$	(1,020,057)
Adjustments to reconcile net loss to net cash used in operating activities:		
Loss on impairment		70,000
Gain on foreign currency transactions		(574)
Non-cash consulting fees		167,750
Changes in operating assets and liabilities:		
Accounts payable and accrued liabilities		101,316
Prepaid expenses		(427)
Due to related parties		518,468
Net cash used in operating activities		**(163,524)**
Cash flows from investing activities		
Investment in mineral property		(70,000)
Net cash used in investing activities		**(70,000)**
Cash flows from financing activities		
Proceeds from the issuance of common shares, net of share issuance costs		233,667
Net cash provided by financing activities		**233,667**
Effects of foreign currency transactions on cash		**574**
Increase in cash		717
Cash, beginning of year		-
Cash, end of year	$	717
Supplemental disclosure of non-cash information		
Share issuance costs in accounts payable	$	4,929

The accompanying notes are an integral part of these financial statements

EAGLE ENERGY METALS CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD FROM DECEMBER 14, 2023 (INCEPTION) THROUGH NOVEMBER 30, 2024

(Expressed in United States Dollars)

1. NATURE OF OPERATIONS

Eagle Energy Metals Corp., formerly Eagle Battery Metals Corp., ("Eagle Energy" or the "Company") was incorporated on December 14, 2023, under the laws of the State of Delaware. The Company's registered office is held at Capitol Services Inc. 108 Lakeland Avenue, Kent County, Dover, DE 19901. The Company is a mining and exploration company focused on mineral exploration and development in North America.

On October 17, 2024, the Company completed a conversion into a Nevada corporation (the "Conversion"), under the name Eagle Energy Metals Corp. pursuant to a plan of conversion. Each common share outstanding, par value of $0.0001 per share, of the Company as a Delaware entity was converted into 4.081617 common shares, par value of $0.0001 of the Company as a Nevada entity. The share amounts included in the accompanying financial statements reflect the conversion amount.

Risks and Uncertainties

Disruption of global financial markets and a recession or market correction, including the ongoing military conflicts between Russia and Ukraine and the related sanctions imposed against Russia as well as the conflict between Israel and Hamas, the ongoing effects of the COVID-19 pandemic, and other global macroeconomic factors such as inflation and rising interest rates, could reduce the Company's ability to access capital, which could in the future negatively affect the Company's liquidity and could materially affect the Company's business and the value of its common stock.

2. BASIS OF PRESENTATION

a) Basis of accounting

The accompanying financial statements are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). References to the "ASC" hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the source of authoritative U.S. GAAP.

b) Going concern

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. During the period from December 14, 2023 (inception) through November 30, 2024, the Company recorded a net loss of $1,020,057, an accumulated deficit of $1,020,057, and working capital deficit of $623,569.

These factors raise significant doubt about the Company's ability to continue as a going concern within one year after the date of the financial statements being issued. The ability of the Company to continue as a going concern is dependent upon the Company's ability to raise additional funds and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

As of November 30, 2024, the Company had cash in the amount of $717. The continuation of the Company as a going concern is dependent upon its ability to obtain necessary debt or equity financing to continue operations until it begins generating positive cash flow. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case or equity financing.

(Expressed in United States Dollars)

2. BASIS OF PRESENTATION (Continued)

c) Functional and presentation currencies

The financial statements of the Company are presented in United States dollars. The functional currency of the Company is the United States dollar; however, a significant amount of the Company's vendors and expenses have been paid in Canadian dollars and the difference between the amount paid in Canadian dollars and reported in United States dollars related to the exchange rates on the dates such payments were made has been reflected in the statement of operations within the account labeled gain on foreign currency transactions.

d) Emerging growth company

The Company is an "Emerging Growth Company", as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it has taken advantage of certain exemptions that are not applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b) (1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial reporting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.

The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public and private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

e) Use of estimates and judgments

The preparation of financial statements in conformity with US GAAP requires the Company's management to make judgments, estimates and assumptions, about future events that may impact the amounts reported in the financial statements. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are made prospectively.

Key estimates made by management with respect to the areas noted have been disclosed in the notes to these financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Cash

Cash includes cash on hand, deposits held with banks, and when applicable, short-term, highly liquid deposits which are either cashable or with original maturities of less than three months.

(Expressed in United States Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Impairment of long-lived assets

Long-lived assets or asset groups held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. Circumstances that could trigger a review include, but are not limited to: significant decreases in the market price of the assets; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the assets; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the assets; and current expectation that the assets will more likely than not be sold or disposed significantly before the end of their estimated useful life.

When indicators of potential impairment are present the Company prepares a projected undiscounted cash flow analysis for the respective asset or asset group. If the sum of the undiscounted cash flows is less than the carrying value of the asset or asset group, an impairment loss is recognized equal to the excess of the carrying value over the fair value, if any. Fair value can be determined using discounted cash flows of future operating results based upon a rate that corresponds to the cost of capital. Recognized impairment losses are not reversed. During the period from December 14, 2023 through November 30, 2024, an impairment of $70,000 was incurred on the mineral property (Note 4).

c) Financial instruments measurements and fair value of financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets are classified and measured at fair value with subsequent changes in fair value recognized in either profit and loss as they arise unless restrictive criteria are met for classifying and measuring the asset at either amortized cost or fair value through other comprehensive income. Financial liabilities are measured at amortized costs unless they are elected to be or required to be measured at fair value through profit and loss.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract are discharged, cancelled, or expire.

ASC 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements.

EAGLE ENERGY METALS CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD FROM DECEMBER 14, 2023 (INCEPTION) THROUGH NOVEMBER 30, 2024

(Expressed in United States Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c) Financial instruments measurements and fair value of financial instruments (continued)

ASC 820 establishes a three-tier fair value hierarchy that distinguishes between the following, based on the nature of the valuation inputs:

- Level 1: quoted prices (unadjusted) for identical assets or liabilities in active markets;
- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
- Level 3: one or more significant inputs used in a valuation technique are unobservable in determining fair values of the asset or liability.

Determination of fair value and the resulting hierarchy requires the use of observable market data where available. The classification of an asset or liability in the hierarchy is based on the lowest level of input that is significant to the fair value measurement.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

d) Income taxes

The Company's tax provision consists of taxes currently payable or receivable, plus any change during the period in deferred tax assets and liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that is it more likely than not that some portion of the deferred tax asset will not be realized.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Accounting for income taxes requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if available evidence indicates it is more likely than not that the tax position will be fully sustained upon review by taxing authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount with a greater than 50 percent likelihood of being realized upon ultimate settlement. For tax positions that are 50 percent or less likely of being sustained upon audit, the Company does not recognize any portion of that benefit in the financial statements. The Company is not aware of any issues under review that could result in significant payments, accruals or a material deviation from its position. The Company is subject to income tax examinations by taxing authorities for the tax period from December 14, 2023 (inception) through November 30, 2024.

e) Loss per share

Basic earnings (loss) per share ("EPS") is calculated by dividing profit or loss attributable to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. The denominator is calculated by adjusting the shares issued at the beginning of the period by the number of shares issued and/or bought back during the period, multiplied by a time-weighting factor.

(Expressed in United States Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Loss per share (continued)

Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of dilutive options and other dilutive potential units. The effects of anti-dilutive options and potential units are ignored in calculating diluted EPS. All options and potential units are considered anti-dilutive when the Company is in a loss position.

The Company had no anti-dilutive securities as of November 30, 2024.

f) Offering cost

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A – *Expenses of Offering*. Offering costs associated with the issuance of common stock were charged against the proceeds received from and carrying value of the common stock.

g) Related parties

The Company identifies and discloses all related party transactions. Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

h) Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

i) Subsequent events

The Company evaluated subsequent events and transactions occurring subsequent to November 30, 2024, through the date the financial statements were issued for items that should be adjusted for or disclosed in the accompanying financial statements and notes to the financial statements noting no such events or transactions other than those disclosed in Note 11.

4. MINERAL PROPERTY

Fish Lake Valley Property

On January 12, 2024, the Company entered into a property option agreement with Acme Lithium US Inc. ("Acme"), whereby Acme agreed to grant the Company the sole, exclusive option to acquire their 100% interest in 207 lode claims at the Fish Lake Valley property located in Esmerelda County, Nevada. The agreement was amended on June 14, 2024 (the "Fish Lake Valley Effective Date"). The Company paid $20,000 as consideration for entering into an amended agreement.

(Expressed in United States Dollars)

4. MINERAL PROPERTY (Continued)

In order to exercise the option, the Company is required to make a series of cash payments, issuance of common shares of the Company with a total value of $3,300,000, and the incurrence of expenditures towards mining operations in respect of the Fish Lake Valley Property. The breakdown of payments and issuance of common shares are as follows:

- Pay $50,000 within five days of the Fish Lake Valley Effective Date (paid);
- Pay $100,000 within six months of the Fish Lake Valley Effective Date;
- Incur $500,000 in expenditures toward mining operations of the Property, on or before the 12-month anniversary of the Fish Lake Valley Effective Date;
- Pay $450,000 and issue common shares of the Company equal to $675,000, on the date the Company completes an initial public offering or otherwise becomes listed on a stock exchange (the "Listing Date"), using a deemed price per share on the Listing Date equal to:
  - the price per share of the Company's common share used in the Company's initial public offering
  - the deemed transaction price per share of the Company's common shares in the event the listing is competed by way of a reverse takeover, merger or business combination; or
  - the reference price per share of the Company's common share calculated in accordance with the stock exchange's policies in the event the listing is completed by way of a direct listing on the stock exchange
- Pay $375,000 and issue common shares of the Company equal to $1,312,500, based on the volume-weighted average trading price of the Company's common shares for the previous ten trading days, on or before the 12-month anniversary of the Listing Date; and
- Pay $500,000 and issue common shares of the Company equal to $1,312,500, based on the volume-weighted average trading price of the Company's common shares for the previous ten trading days, on or before the 24-month anniversary of the Listing Date.

The Optionor will receive Net Smelter Returns Royalty ("NSR Royalty") equal to 1.0% of Net Smelter Returns.

The Company capitalized the following acquisition costs during the period from December 14, 2023 (inception) through November 30, 2024.

	Fish Lake Valley Property $
Balance, December 14, 2023 (inception)	-
Property acquisition	70,000
Impairment	(70,000)
Balance, November 30, 2024	-

During the period from December 14, 2023 (inception) through November 30, 2024, an impairment of $70,000 on the Property was incurred as a result of the Company's decision to not pursue this project any further. On December 14, 2024, the Company terminated the property option agreement.

(Expressed in United States Dollars)

4. MINERAL PROPERTY (Continued)

Aurora Uranium Project

On November 18, 2024 (the "Aurora Effective Date"), the Company entered into a property option agreement (the "Aurora Option Agreement") with Aurora Energy Metals Ltd. ("Aurora Energy") and its wholly owned subsidiary Oregon Energy LLC ("Oregon Energy") who, through Oregon Energy, is the owner of 100% interest in the Aurora Uranium project composed of 365 mining claims. As part of the Aurora Option Agreement, Aurora Energy, agreed to grant the Company the sole, exclusive option to acquire all of the issued and outstanding equity interests in Oregon Energy. Upon exercise of the option, the Company would acquire 100% of Oregon Energy including all of its right, title and interest in the Aurora Uranium project.

In order to exercise the option, the Company must:

- Grant Aurora Energy a 1% NSR in the project's future revenue, half or all of which may be repurchased by the company for consideration of $1,000,000 or $2,000,000, respectively, prior to commencement of the project's commercial operations;
- Pay $300,000 cash consideration on or before December 18, 2024 (paid subsequent to the period end);
- Complete a measured and/or indicated SK1300 technical report and mineral resource estimate (an "SK1300 Report") for the project, in accordance with the standards of Subpart 1300 of Regulation S-K of the Securities Act;
- Issue shares of common stock in the Company with a value of $16,000,000 ("Aurora Option Payment Shares") on the closing date of:
  - an initial public offering of the Company's shares and listing thereof on a national securities exchange, or
  - a different transaction which results in the listing of the Company's shares on a national securities exchange, or
  - the acquisition of substantially all the Company's outstanding equity securities or substantially all of the Company's assets by a public company with common equity that is listed on a national securities exchange, in each case prior to May 18, 2025 (the "Listing Event"); and
- raise a minimum of $6,800,000 in connection with the Listing Event.

The number of Aurora Option Payment Shares the Company will issue shall be calculated based on the initial listing price of the Company's shares (or the trading price of the Company's successor's shares) upon completion of the Listing Event. If the Company identifies a measured and/or indicated SK1300 mineral resource of at least 40 million pounds of U_3O_8, the total value of the Aurora Option Payment Shares will increase by $4,000,000, bringing the aggregate value to $20,000,000. Each additional 1,000,000 pounds of U_3O_8 above 40 million pounds will further increase the total value of the Aurora Option Payment Shares by $200,000, up to a maximum of $1,000,000, resulting in an overall maximum of $21,000,000.

The Company also agreed to issue Aurora Energy additional Aurora Option Payment Shares based on any increase in the spot price of uranium between November 18, 2024 (the effective date of the Aurora Option Agreement), and the Listing Event, with the value of these Aurora Option Payment Shares being equal to the product of (I) 50% of the percentage increase in the spot price and (II) the number of Aurora Option Payment Shares associated with the initial $16,000,000 valuation. If the spot price does not increase, there will be no adjustment to the number of Aurora Option Payment Shares. Further, upon completion of a positive pre-feasibility study on the project following a Listing Event, the Company will issue Aurora additional Aurora Option Payment Shares with a value of $5,000,000, determined by the 30-day volume-weighted average trading price of our shares (or those of our successor) during the 30 days prior to the announcement of the pre-feasibility study.

(Expressed in United States Dollars)

4. MINERAL PROPERTY (Continued)

The Aurora Option Agreement will terminate, and we will forfeit our option, if we do not complete a Listing Event on or before May 18, 2025. However, the Company may extend the agreement by six months (up to two times) by making additional payments to Aurora Energy and allocations of funds to the Company's mining operations. For the first six-month extension, the Company must pay Aurora Energy $300,000 and allocate $250,000 to the Company's mining operations expenditures; for the second six-month extension, the Company must pay Aurora Energy $400,000 and allocate an additional $250,000 to those expenditures.

As of November 30, 2024, the Company has not made any payments to Aurora Energy.

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		November 30, 2024
Accounts payable	$	99,288
Accrued liabilities		6,957
	$	106,245

6. STOCKHOLDERS' DEFICIT

Preferred stock

The Company has 50,000,000 shares of preferred stock authorized with par value of $0.0001 per share. As of November 30, 2024, the Company had no preferred stock issued and outstanding.

Common stock

The Company has 350,000,000 shares of common stock authorized with par value of $0.0001 per share. As of November 30, 2024, the Company had 96,000,040 shares issued and outstanding.

In December 2023 the Company issued 408 incorporation shares, with a par value of $0.0001 per share, at a price of $0.00245 per share for total proceeds of $1.

In February 2024, the Company completed a private placement offering of 89,081,291 common shares of the Company, with a par value of $0.0001 per share, at a price of $0.00245 per share for total proceeds of $218,250.

In August 2024, the Company completed a private placement offering of 1,428,566 common shares of the Company, with a par value of $0.0001 per share, at a price of $0.00245 per share for total proceeds of $3,500.

In October 2024, the Company completed a private placement offering of 5,489,775 common shares of the Company, with a par value of $0.0001 per share, at a price of $0.00245 per share for total proceeds of $13,450.

The Company also incurred $6,463 in share issuance costs related to the issuance of the shares during the period from December 14, 2023 (inception) through November 30, 2024.

(Expressed in United States Dollars)

6. STOCKHOLDERS' DEFICIT (Continued)

Obligation to issue shares

As of November 30, 2024, the Company had recognized an obligation to issue shares of $167,750 relating to the December 2024 grant of 300,000 bonus shares with a deemed fair value of $0.61 per share. The obligation to issue shares was calculated as the total fair value pro-rated on a straight-line basis, over the 12-month service period, for the portion attributable to services rendered during the period from December 14, 2023 (inception) through November 30, 2024 and such amount has been recorded as a separate line item within stockholders' deficit and as professional fees incurred during the period.

7. RELATED PARTY TRANSACTIONS

Stock issuance

During the period from December 14, 2023 (inception) through November 30, 2024, the Company issued 49,041,037 common shares to related parties for gross proceeds of $120,151.

Obligation to issue shares

As of November 30, 2024, the Company recognized an obligation to issue shares of $167,750 in connection with the subsequent issuance of 300,000 bonus shares granted to a stockholder for services rendered during the 12-month period from January to December 2024 (see Note 6). Total value of the shares granted subsequent to November 30, 2024 is $183,000.

Professional fees

During the period from December 14, 2023 (inception) through November 30, 2024, the Company incurred $97,500 in fees to the Chief Executive Officer (the "CEO") of the Company. As of November 30, 2024, $15,000 of CEO fees and $3,267 in expense reimbursements were included in due to related parties.

During the period from December 14, 2023 (inception) through November 30, 2024, the Company incurred $75,000 in fees to the Chief Financial Officer of the Company. As of November 30, 2024, $75,000 in consulting fees and $2,641 in expense reimbursements were included in due to related parties.

During the period from December 14, 2023 (inception) through November 30, 2024, the Company incurred $75,000 of consulting fees with a company controlled by a director of the Company. As of November 30, 2024, $59,819 of consulting fees were included in due to related parties. The Company also incurred $18,863 in expense reimbursements to the director of the Company, of which $18,863 were included in due to related parties.

Additionally, there were two stockholders that provided consulting services to the Company. During the period from December 14, 2023 (inception) through November 30, 2024, the Company incurred $343,750 and $60,750 of consulting fees with these two stockholders. As of November 30, 2024, $176,000 and $60,750, respectively, in consulting fees to these two stockholders were included in due to related parties.

As of November 30, 2024, $107,128 was included in due to related parties for amounts relating to expense reimbursements due to a corporation over which a stockholder of the Company exercises significant influence.

(Expressed in United States Dollars)

8. INCOME TAXES

A reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

	Period from December 14, 2023 (inception) through November 30, 2024
Loss before income taxes	$ (1,020,057)
Expected recovery at statutory rate of 21%	(214,212)
Permanent book/tax differences	3,230
Financing fees charged to equity	(1,771)
Change in valuation allowance	212,753
Total tax benefit	$ -

	Period from December 14, 2023 (inception) through November 30, 2024
US federal statutory rate	21%
Effects of:	
Valuation allowance	(21%)
	-

Deferred Income Tax

The significant components of the deferred tax assets and liabilities consisted of the following:

	November 30, 2024
Deferred tax assets	
Net operating loss carryforwards	$ 196,636
Mineral resources	14,700
Share issuance costs	1,417
Total gross deferred tax assets	212,753
Valuation allowance	(212,753)
Net deferred tax asset	$ -

As of November 30, 2024, the Company had approximately $936,360 of federal and state net operating loss carry forwards that carry forward indefinitely. Future utilization of the net operating loss carry forwards is subject to certain limitations under Section 382 of the Internal Revenue Code.

(Expressed in United States Dollars)

8. INCOME TAXES (Continued)

In assessing the realizability of deferred tax assets, management considers all positive and negative evidence to determine whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of the Company's ability to realize the benefit of the deferred tax assets, primarily related to the history of cumulative operating losses, the net deferred tax assets are fully offset by a valuation allowance at November 30, 2024.

The Company is subject to U.S. federal income tax examinations by tax authorities for all tax years since inception due to unexpired net operating loss carryforwards originating in and after that year. The Company may be subject to income tax examinations for the various state taxing authorities which vary by jurisdiction.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

9. COMMITMENTS AND CONTINGENCIES

Commitments

On June 1, 2024 the Company began leasing office space on a month-to-month basis from an unrelated third party under an operating lease agreement. The monthly payments approximate $4,300 (CAD$6,000) and rent expense under this agreement totaled $27,589 for the period from December 14, 2023 (inception) through November 30, 2024.

Contingencies

The Company could potentially become involved in in various lawsuits, actions and claims, from time to time, arising in the ordinary course of business, although management is not aware of any such lawsuits, actions or claims at the date of this report. In management's opinion, should any such items occur, the ultimate outcome will not have a material adverse effect on the combined financial position or results of operations of the Company.

10. RISK CONCENTRATIONS

Financial instruments, which potentially subject the Company to concentration of risk, consist principally of cash.

The Company had one vendor that accounted for 68% of total accounts payable as of November 30, 2024.

11. SUBSEQUENT EVENTS

On December 18, 2024, the Company closed the first tranche of a private placement through the issuance of 1,280,000 shares at a price of $0.61 per share, for gross proceeds of $780,800.

On December 20, 2024, the Company closed the second tranche of a private placement through the issuance of 540,540 shares at a price of $0.61 per share, for gross proceeds of $329,729.

(Expressed in United States Dollars)

11. SUBSEQUENT EVENTS (Continued)

Subsequent to November 30, 2024, the Company made a payment of $300,000 to Aurora Energy towards the Aurora Option Agreement (see Note 4).

On December 1, 2024 the Company issued 300,000 shares to a stock holder as a bonus for consulting services rendered to the Company during the 12-month period from January to December 2024. As of November 30, 2024 the Company recognized an obligation to issue shares of $167,750 for the fair value of the bonus shares attributable to services rendered during the period from December 14, 2023 (inception) through November 30, 2024 (see Note 6 and 7).

On December 14, 2024, the Company terminated the Fish Lake Valley Property option agreement (see Note 4).

On March 6, 2025, the Company closed a third tranche of a private placement through the issuance of 2,794,173 shares at a price of $0.61 per share, for gross proceeds $1,704,446.

On March 10, 2025, the Board of Directors of the Company implemented a 2025 Equity Incentive Plan (“EIP”). The maximum number of shares the Company may issue pursuant to awards granted under the 2025 EIP is 15,137,213 shares, subject to certain automatic increases except that the maximum number of shares that the Company may issue as incentive stock options is equal to the maximum number of shares available for issuance under the EIP without taking into account any automatic increases in the share reserve of the EIP. The Company has not granted any awards under the EIP.